ANNUAL REPORT
2025



BUILD IT.

HII is America's largest shipbuilder, delivering the world's most powerful ships and all-domain mission technologies, including unmanned systems, to U.S. and allied defense customers. HII is the largest producer of unmanned underwater vehicles for the U.S. Navy and the world.

With a more than 140-year history of advancing U.S. national security, HII builds and integrates defense capabilities extending from the core fleet to C6ISR, AI/ML, EW and synthetic training. Headquartered in Virginia, HII's workforce is 44,000 strong. For more information, visit HII.com.

Our Divisions

INGALLS SHIPBUILDING
MISSION TECHNOLOGIES
NEWPORT NEWS SHIPBUILDING

DEAR FELLOW
SHAREHOLDERS

At a time of urgent demand to strengthen U.S. seapower, we are proud to report that in 2025 HII made meaningful progress across every dimension of our business: operational performance, strategic positioning, technological innovation, and financial results.

For 2025, we recorded $12.5 billion in revenue and $16.9 billion in new contract awards, bringing our total backlog to $53.1 billion. All three of our divisions reached record revenue levels and hit key milestones, reflecting how closely our portfolio maps to our defense customers' needs.

Operational Improvement

Operational excellence remains our guiding priority. In 2025, we increased our shipbuilding throughput by 14%, and we delivered two ships that immediately added capability to the U.S. Navy.

Newport News Shipbuilding delivered the *Virginia*-class fast-attack submarine *Massachusetts* (SSN 798) to the U.S. Navy. Ingalls Shipbuilding delivered *Arleigh Burke*-class guided missile destroyer USS *Ted Stevens* (DDG 128), further strengthening the Navy's surface fleet.

We also advanced construction across multiple programs. Ingalls began fabricating the amphibious transport dock *Philadelphia* (LPD 32), christened *Harrisburg* (LPD 30), and launched and christened the guided missile destroyer *Jeremiah Denton* (DDG 129). Ingalls also authenticated the keel of *Thad Cochran* (DDG 135), marking another important step in our destroyer program. NNS authenticated the keel *Virginia*-class submarine *Barb* (SSN 804), reached pressure hull complete on *Oklahoma*

(SSN 802), launched *Arkansas* (SSN 800), and delivered the first *Columbia*-class ballistic missile submarine bow, a critical milestone in the U.S. Navy's top acquisition priority. NNS also completed dock trials on *John F. Kennedy* (CVN 79), moving another step closer toward delivery of the second *Ford*-class aircraft carrier in the fleet.

Strategic Positioning and Major Contracts

The strategic environment has never been more favorable for our business. Bipartisan consensus in Washington recognizes that a larger, more capable fleet is essential to deterring aggression and maintaining American leadership. The Navy's shipbuilding plans and the broader defense budget point to sustained investment over the coming decades in the core fleet, autonomous systems, and the technologies that connect and strengthen the future force. We are uniquely positioned to capture this demand.

Mission Technologies division revenues topped $3 billion in 2025 for the first time, and the team secured major awards including:

- A task order for approximately $296 million to support global air and space operations.
- A $70 million task order to protect U.S. Air Force systems and software.
- A contract to develop a high-energy laser weapon system for the U.S. Army.
- Selection to support the nation's combat-ready force with a $182 million pilot training contract.
- Award of an Air National Guard training contract to enhance readiness.
- Selection for the U.S. Army's live training contract.

Beyond these wins, Mission Technologies reached a milestone in 2025 with the delivery of its 750th REMUS unmanned underwater vehicle (UUV). Customers in more than 30 countries now field our REMUS line of UUVs. We also unveiled the ROMULUS family of unmanned surface vessels, powered by our Odyssey autonomy software, and began construction of the flagship ROMULUS 190 with a team of leading technology and manufacturing partners. We are investing and competing aggressively for the programs that will define naval warfare in the 2030s and beyond.

We are also expanding our industrial integration internationally, partnering with shipyards and fabricators across the country and around the globe. A more resilient supply chain benefits submarine program execution for the U.S. Navy, and shores up future capability upon which the U.S. and alliances such as AUKUS will depend.

Investing in Our Workforce and Facilities

Ships are built by people, and in 2025 we invested considerably in our workforce. We added 6,600 shipbuilders, and expect to hire at least this many in 2026. We also improved retention through competitive wages and benefits. Building a skilled workforce is challenging, but we are making progress and remain committed to being the employer of choice in every community where we operate.

We also intend to continue to ramp our distributed shipbuilding strategy, moving work to where the labor is and increasing our throughput. In South Carolina, we ramped up production

$12.5B
ANNUAL REVENUE

$53.1B
BACKLOG

of submarine modules and structural aircraft carrier units at our newest facility, NNS-Charleston Operations. We expect to increase our outsourcing in 2026 by 30%, after having doubled it year over year in 2025.

Furthermore, we made substantial capital investments in our facilities. In 2026 we will again target hundreds of millions of dollars of capital investment in the shipyards, from work centers to pier updates to a new parking garage underway in Newport News. These investments demonstrate our commitment to maintaining world-class shipbuilding infrastructure.

Looking Ahead

As we proceed in 2026, we are confident in our trajectory. We face some challenges, of course: supply chain pressures persist, skilled labor remains difficult to recruit and retain, and the technical complexity of modern shipbuilding continues to test even the most experienced builders. However, we are meeting these tests head-on with transparency, discipline, and resolve.

The opportunity before us is generational. For the first time in decades, America is committed to substantially growing its fleet, and we are the builders this nation is counting on. We do not take this responsibility lightly. We will continue to improve our performance, invest in our capabilities, and deliver the ships that keep America safe.

Thank you for your continued confidence in our company and our mission.



Chris Kastner
President and CEO

Admiral Kirkland H. Donald
U.S. Navy (Ret.)
Chairman of the Board

OPERATING RESULTS

($ in millions, except per share amounts)	**2025**	2024
Sales And Service Revenues	$ 12,484	$ 11,535
Operating Income	657	535
Segment Operating Income[1]	717	573
Diluted EPS	15.39	13.96

[1] Segment operating income is a non-GAAP financial measure that excludes operating FAS/CAS adjustment and non-current state income taxes. Please see the page that precedes the back cover of this report for a reconciliation of this measure to GAAP.

DRIVING RESULTS



2025: CONTRACTS

Mission Technologies is Awarded Task Order for Approximately $296 Million to Support Global Air and Space Operations

Mission Technologies is Awarded $70 Million Task Order to Protect U.S. Air Force Systems and Software

Mission Technologies is Awarded Contract to Develop High-Energy Laser Weapon System for the U.S. Army

Mission Technologies is Selected to Support the Nation's Combat-Ready Force with $182 Million Pilot Training Contract

Mission Technologies Selected for U.S. Army's Live Training Contract

Mission Technologies is Awarded Air National Guard Training Contract to Enhance Readiness

NNS is Awarded Contract Modification for Construction of Two Additional Block V *Virginia*-class Submarines

Mission Technologies is Awarded Task Order to Develop Training Simulations for the U.S. Air Force and U.S. Space Force

Mission Technologies Included on Award to Provide Training Products and Services that will Enhance U.S. Navy Fleet Readiness

2025: SHIPBUILDING MILESTONES

SSN 800
NNS Launched Submarine *Arkansas* (SSN 800)

SSN 802
NNS Reaches Pressure Hull Complete Milestone on Submarine *Oklahoma* (SSN 802)

SSN 798
NNS Delivered Submarine *Massachusetts* (SSN 798) to U.S. Navy

SSN 804
NNS Lays Keel of Submarine *Barb* (SSN 804)

DDG 135
Ingalls Shipbuilding Authenticated Keel of Destroyer *Thad Cochran* (DDG 135)

DDG 128
Ingalls Shipbuilding Completed Acceptance Trials for Destroyer USS *Ted Stevens* (DDG 128)

DDG 129
Ingalls Shipbuilding Launched and Christened Guided Missile Destroyer *Jeremiah Denton* (DDG 129)

LPD 32
Ingalls Shipbuilding Began Fabrication of Amphibious Transport Dock *Philadelphia* (LPD 32)

LPD 30
Ingalls Shipbuilding Christened Amphibious Transport Dock *Harrisburg* (LPD 30)

DDG 1000
USS *Zumwalt* (DDG 1000) Completes Sea Trials

SSBN 826
NNS Delivered First *Columbia*-Class Ballistic Missile Submarine Bow for *District of Columbia* (SSBN 826)

> "HII is all-in on our commitment to grow our throughput and turn out more ships at both yards more quickly for the Navy."
>
> – HII CEO Chris Kastner

Expanded Hiring and Training

- 6,600+ shipbuilders hired in 2025

- HII has adjusted its hiring practices to focus on more experienced workers and from regional workforce development pipelines to improve proficiency levels.

- Investments in wages and workforce in 2025 helped with hiring and to increase retention.

- Our apprentice schools in Virginia and Mississippi continue to train the next generation of shipbuilders.

Capital Investments

Additional hundreds of millions of dollars of capital investments targeted in shipyards in 2026.

At Newport News, these include:

- Finishing a multi-purpose carrier refueling and overhaul work center.

- Pier updates to support carrier inactivation.

- Manufacturing centers of excellence to support higher submarine throughput.

- Completion of a new parking garage that began construction in 2025.

Distributed Shipbuilding

- With Navy support, HII has engaged with 23 key manufacturing partners in multiple states to support fabrication. That number will grow in 2026.

- HII also doubled its outsourcing in 2025 to 2 million hours, and expects to increase outsourcing by another 30% in 2026.

- HII acquired a manufacturing facility in Goose Creek, South Carolina, now referred to as HII's NNS - Charleston Operations.

- The facility is now producing completed submarine modules and structural aircraft carrier units, with significant room for future expansion.

- It includes advanced production facilities with state-of-the-art manufacturing equipment, tooling and infrastructure.

- Nearby Charleston and the surrounding region provide access to a rapidly growing shipbuilding ecosystem and capacity to expand a highly skilled maritime trades workforce.



INCREASING THROUGHPUT

INNOVATING SOLUTIONS

HII's Mission Technologies division develops integrated capabilities that enable today's connected, all-domain force.

From artificial intelligence and C6ISR to nuclear and environmental services, the division delivers advanced technologies that support national defense missions.

Key offerings include:

GRIMM™ A compact, high-performance spectrum dominance system for real-time detection of adversary signals and emitters.

Odyssey™ A modular autonomy suite that converts vehicles into intelligent robotic platforms.

Minotaur Mission Management System (MMS) HII is the lead and sole developer and maintainer of this mission-critical system supporting U.S. Navy and Coast Guard operations.

FortisAI™ A customizable analytics platform enabling customers to use publicly available information to improve situational awareness and speed decision-making.

Ionic A secure, cloud-based data layer supporting Joint All-Domain Command and Control (JADC2).

E-HEL A high-energy laser system designed to detect, track, and defeat Group 1–3 unmanned aerial systems.

For a full list of HII's all-domain enabling technologies, products, and capabilities, visit: https://hii.com/what-we-do/products/.



MISSION TECHNOLOGIES:
REMUS / ROMULUS




REMUS UUVs

HII's REMUS family of unmanned underwater vehicles (UUVs) is the global leader in autonomous undersea systems and plays a critical role in advancing regional maritime science, security, innovation and research.

- 750 REMUS vehicles have been delivered to over 30 nations, including 14 NATO members.
- Over 90% of all REMUS systems deployed in the past 23 years remain in service, testament to their open architecture, durability and lifecycle value, critical in defense acquisition.
- Learn more about our REMUS line of UUVs at hii.com/what-we-do/capabilities/unmanned-systems/remus-uuvs/.

ROMULUS USVs

To accelerate support of a hybrid fleet, we unveiled the ROMULUS family of unmanned surface vessels (USVs) powered by our own Odyssey autonomy software suite and open architecture; construction of the first prototype is well underway on the Gulf Coast.

ROMULUS 190, the flagship of the ROMULUS family, is built on a commercial-standard hull, and it is engineered for rapid, repeatable production and immediate mission readiness.

Designed for speeds exceeding 25 knots, the 190-foot vessel is capable of a minimum range of 2,500 nautical miles (nmi) carrying 4 x 40 foot ISO intermodal containers on the payload deck.

ROMULUS is being developed in partnership with Breaux Brothers, Shield AI, Beier Integrated Systems, and Incat Crowther.

HII is partnering with Babcock to ensure the ROMULUS family of USVs will be integrated into the U.K. Royal Navy's next-generation autonomous and crewed programs, known as ARMOR Force.

ADVANCING AN
INTEGRATED GLOBAL SUPPLY BASE



Our Commitment to AUKUS

HII continues its commitment to supporting the trilateral agreement between Australia, the United Kingdom and the United States known as AUKUS, which set in motion tasking across all three countries to determine the optimal pathway to provide Australia with conventionally armed, nuclear-powered submarines and a broader partnership on advanced capabilities.

On the Ground in Australia: Headquartered in Canberra, HII Australia is leveraging HII's proven track record to provide maintenance, modernization, unmanned systems development, engineering, design, logistics, prototyping, software development, network and database management, as well as end-to-end training solutions.

Training the Australian Workforce: HII is the founding member of the AUKUS Workforce Alliance, a dedicated partnership committed to preparing a skilled workforce in support of all steps of Australia's optimal pathway to sovereign nuclear-powered submarines.

Qualifying Australian Businesses in the US Defense Supply Chain: The Australian Submarine Supplier Qualification (AUSSQ) pilot program is helping Australian companies become approved suppliers to HII, allowing them to join the U.S. defense supply chain. HII is committed to qualifying and integrating Australian suppliers into the *Virginia*-class submarine program.

Exploring Defense and Commercial Opportunities Internationally

We have developed international partnerships to capitalize on mutual strengths, expand shipbuilding capabilities and explore new market opportunities that strengthen the global defense industry.

Hyundai Heavy Industries

This partnership has the ability transform the U.S. shipbuilding industrial base and enable accelerated throughput at HII's shipyards.

Babcock International Group

HII is working with Babcock to deliver autonomous launch and recovery of HII's REMUS unmanned underwater vehicles via submarine torpedo tubes. We have also authorized Babcock to build complex submarine assemblies at the Rosyth facility in Scotland for *Virginia*-class Block VI fast-attack submarines.



BUILDING OUR PARTNERSHIPS

"By expanding and integrating our supply base, we support the increased throughput goals necessary to deliver the ships the U.S. Navy urgently needs."

– HII CEO Chris Kastner

SUSTAINABILITY

At HII, we are committed to living our values in every aspect of how we do business — in serving and championing the success of our people and communities, the security of our nation and environment, and the future of freedom worldwide.

These commitments honor our interconnectedness and reflect our deep sense of responsibility to understand and anticipate our stakeholders' needs and priorities in service of our shared future. By taking meaningful steps to foresee risks and opportunities ahead, and by positioning the company to navigate them, we protect the strong, stable, resilient relationships on which HII's health and growth in the future depend. As the company grows, innovation develops, and our capabilities continue to evolve and expand to serve customer needs, the trust and service at the heart of our company remain steadfast.

Read more about our sustainability efforts at: HII.com/sustainability.



COMPANY
VALUES

HII is an active corporate partner in the communities where we do business. We are dedicated to being a workplace of choice, recognized by Forbes as one of America's best large employers three years in a row. Every day we make a commitment and hold ourselves accountable to doing the right thing and meeting the highest standards of ethics, compliance and integrity.

Integrity, respect, responsibility, safety, performance and engagement are the foundation of our work, guiding our actions and decisions to demonstrate the highest standards of professional and ethical behavior.

Together, we are united by our mission in service of the success of our people, the security of our nation and the future of freedom around the world.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-34910

HUNTINGTON INGALLS INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**90-0607005**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4101 Washington Avenue, Newport News, Virginia 23607
(Address of principal executive offices and zip code)

(757) 380-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:

<u>Title of each class</u>	<u>Trading Symbol(s)</u>	<u>Name of each exchange on which registered</u>
Common Stock	HII	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of June 30, 2025, the aggregate market value (based upon the closing price of the stock on the New York Stock Exchange) of the registrant's common stock held by non-affiliates was approximately $9,475 million.

As of January 30, 2026, 39,242,688 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Rule 14A for the registrant's 2026 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.



<p style="text-align: center;">**TABLE OF
CONTENTS**</p>

PART I

ITEM 1. BUSINESS

History and Organization

Huntington Ingalls Industries, Inc. ("HII", the "Company", "we", "us", or "our") is a global, all-domain defense partner, building and delivering the world's most powerful, survivable naval ships and technologies that safeguard America's seas, sky, land, space, and cyber. For more than a century, our Ingalls Shipbuilding segment ("Ingalls") in Mississippi and Newport News Shipbuilding segment ("Newport News") in Virginia have built more ships in more ship classes than any other U.S. naval shipbuilder, making us America's largest shipbuilder. Our Mission Technologies segment develops integrated technology solutions and products that enable today's connected, all-domain force. Headquartered in Newport News, Virginia, we employ over 44,000 people domestically and internationally.

We conduct most of our business with the U.S. Government, primarily the Department of War (the "Department"). As prime contractor, principal subcontractor, team member, or partner, we participate in many high-priority U.S. defense programs. Ingalls includes our non-nuclear ship design, construction, repair, and maintenance businesses. Newport News includes all of our nuclear ship design, construction, overhaul, refueling, and repair and maintenance businesses. Our Mission Technologies segment provides a wide range of services and products, including command, control, computers, communications, cyber, intelligence, surveillance, and reconnaissance ("C5ISR") systems and operations; the application of artificial intelligence and machine learning to battlefield decisions; defense and offensive cyberspace strategies and electronic warfare; unmanned autonomous systems; live, virtual, and constructive training solutions; platform modernization; and critical nuclear operations.

Ingalls

Through our Ingalls segment, we design and construct non-nuclear ships for the U.S. Navy and U.S. Coast Guard, including amphibious assault ships, surface combatants, and national security cutters ("NSC"). We are the sole builder of amphibious assault ships and one of two builders of surface combatants for the U.S. Navy. Our Ingalls segment is located in Pascagoula, Mississippi on 800 acres along the Pascagoula River.

Amphibious Assault Ships

We construct amphibious assault ships for the U.S. Navy, which include U.S. Navy large deck amphibious assault ships ("LHA") and amphibious transport dock ships ("LPD"). The LHA is a key component of the Department of the Navy's requirement for Expeditionary Strike Groups/Amphibious Readiness Groups, and design, construction, and modernization of LHAs are core to our Ingalls operations. In 2007, we were awarded the construction contract for USS *America* (LHA 6), the first in a class of enhanced amphibious assault ships designed from the keel up to be an aviation optimized Marine assault platform. We are currently constructing *Bougainville* (LHA 8) and *Fallujah* (LHA 9). In 2023, we were awarded a long-lead-time material contract for *Helmand Province* (LHA 10), and in 2024, we were awarded a contract modification for the detail design and construction of *Helmand Province* (LHA 10).

The LPD program is a long-running production program of amphibious assault ships. We delivered USS *Richard M. McCool Jr.* (LPD 29) in 2024. We are currently constructing *Harrisburg* (LPD 30), *Pittsburgh* (LPD 31), and *Philadelphia* (LPD 32). In 2024, we were awarded a multi-ship procurement contract for the construction of *Travis Manion* (LPD 33), LPD 34 (unnamed), and LPD 35 (unnamed).

Surface Combatants

We are a design agent for, and one of only two companies that constructs, *Arleigh Burke* class guided missile destroyers ("DDG"), a class of surface combatant. We have delivered 36 *Arleigh Burke* class (DDG 51) destroyers to the U.S. Navy, including USS *Ted Stevens* (DDG 128) in 2025 and USS *Jack H. Lucas* (DDG 125) in 2023. In 2018, we were awarded a multi-year contract for construction of six *Arleigh Burke* class (DDG 51) destroyers and, in 2020, a contract to construct an additional *Arleigh Burke* class (DDG 51) destroyer. In 2023, we were awarded a multi-year contract for construction of six more *Arleigh Burke* class (DDG 51) destroyers, as well as the first option ship, for a total of seven ships. We are currently constructing *Jeremiah Denton* (DDG 129), *George M. Neal* (DDG 131), *Sam Nunn* (DDG 133), and *Thad Cochran* (DDG 135).

National Security Cutters

The U.S. Coast Guard's recapitalization program is replacing aging and operationally expansive ships and aircraft used to conduct missions in excess of 50 miles from the shoreline. The flagship of this program is the *Legend* class NSC, a multi-mission platform we designed. In 2018, we were awarded long-lead-time material and construction contracts for *Calhoun* (NSC 10), which was delivered to the U.S. Coast Guard in 2023. In 2025, we reached agreement with the U.S. Coast Guard to terminate production and delivery of the 11th and final ship.

Newport News

The core business of our Newport News segment is designing and constructing nuclear-powered aircraft carriers and submarines, and the refueling and overhaul and the inactivation of nuclear-powered aircraft carriers. Our Newport News shipyard is located on approximately 550 acres near the mouth of the James River, which adjoins the Chesapeake Bay.

Design, Construction, Refueling and Complex Overhaul, and Inactivation of Aircraft Carriers

Engineering, design, and construction of U.S. Navy nuclear aircraft carriers ("CVN") are core to Newport News operations. Aircraft carriers are the largest ships in the U.S. Navy's fleet, with a displacement of over 90,000 tons. Newport News has designed and built more than 31 aircraft carriers for the U.S. Navy since 1933, including all ten *Nimitz* class (CVN 68) aircraft carriers currently in active service, as well as the first ship of the next generation *Gerald R. Ford* class (CVN 78) aircraft carriers.

We delivered USS *Gerald R. Ford* (CVN 78), the first aircraft carrier of the *Gerald R. Ford* class, to the U.S. Navy in 2017. Beginning in 2009, we received contract awards totaling $8.8 billion for construction preparation, detail design, and construction of the second *Gerald R. Ford* class (CVN 78) aircraft carrier, *John F. Kennedy* (CVN 79). In addition, we have received contract awards valued at $15.4 billion for detail design and construction of the *Gerald R. Ford* class (CVN 78) aircraft carriers, *Enterprise* (CVN 80) and *Doris Miller* (CVN 81).

Enterprise (CVN 80) has received and loaded all major engine room components, allowing for engine room deck over and acceleration of ship erection, which reached 50% complete in 2025. *Doris Miller* (CVN 81) keel units are currently in fabrication and we continue to receive major material components. The fiscal year 2026 National Defense Authorization Act ("NDAA") provides authorization for *William J. Clinton* (CVN 82) and *George W. Bush* (CVN 83), including incremental funding, advance construction, and advance procurement authorities. We are currently working with the U.S. Navy to align schedules as a result of late material on *Enterprise* (CVN 80) and assess technical baseline changes and upgrades to increase carrier lethality for potential incorporation into *Enterprise* (CVN 80), *Doris Miller* (CVN 81), and *William J. Clinton* (CVN 82).

We continue to be the exclusive prime contractor for nuclear aircraft carrier refueling and complex overhaul ("RCOH"). Each RCOH takes nearly four years to complete, with the work accounting for approximately 35% of all maintenance and modernization during an aircraft carrier's 50 year service life. RCOH services include propulsion work (refueling of reactors; propulsion plant modernization; and propulsion plant repairs), restoration of service life (dry docking, tank, and void maintenance; hull, shafting, propellers, and rudders; launch and recovery system; piping repairs; and component refurbishment), and modernization (electrical systems; aviation support systems; warfare; interoperability; and environmental compliance). We provide ongoing maintenance services for the U.S. Navy aircraft carrier fleet through both RCOH and fleet support services worldwide.

USS *George Washington* (CVN 73) was redelivered to the U.S. Navy in 2023 after completion of its RCOH, and we are currently performing the RCOH of USS *John C. Stennis* (CVN 74). We believe our current position as the exclusive designer and builder of nuclear-powered aircraft carriers, our RCOH performance on the first seven *Nimitz* class (CVN 68) carriers, our highly trained workforce, the capital-intensive nature of RCOH work, and high barriers to entry due to required nuclear expertise, position us well for RCOH contract awards on the remaining *Nimitz* class (CVN 68) carriers, as well as future RCOH work on *Gerald R. Ford* class (CVN 78) aircraft carriers.

Aircraft carriers have a lifespan of approximately 50 years, and we believe the ten *Nimitz* class (CVN 68) carriers we delivered that are currently in active service, as well as *Gerald R. Ford* class (CVN 78) aircraft carriers, present significant opportunities for inactivation contracts as they reach the end of their lifespans. We believe we are well positioned to be the U.S. Navy's shipyard of choice for these contract awards.

Design and Construction of Nuclear-Powered Submarines

We are one of only two companies in the United States currently capable of designing and building nuclear-powered submarines for the U.S. Navy. Newport News has delivered 65 submarines to the U.S. Navy since 1960, comprised of 51 fast attack and 14 ballistic missile submarines. Our nuclear submarine program includes construction, engineering, design, research, and integrated planning.

Virginia Class (SSN 774) Submarines

We have a teaming agreement with Electric Boat Corporation ("Electric Boat"), a division of General Dynamics Corporation ("General Dynamics"), to build *Virginia* class (SSN 774) fast attack nuclear submarines. Under the teaming arrangement, we build the stern, habitability and machinery spaces, torpedo room, sail, and bow, while Electric Boat builds the engine room, control room, and pressure hull structure. Work on the reactor plant and the final assembly, test, outfit, and delivery of the submarines to the U.S. Navy alternates between Electric Boat and us.

The four submarines of the first block, six submarines of the second block, and eight submarines of the third block of *Virginia* class (SSN 774) submarines have been delivered. In 2014, the team was awarded a construction contract for the fourth block of ten *Virginia* class (SSN 774) submarines, which contemplated production of two submarines per year. The first submarine of the Block IV contract was delivered in 2020, and seven more submarines have been delivered through 2025. The remaining two boats of the Block IV contract are in the final assembly and test phases of construction.

In 2019, the team was awarded a construction contract for the fifth block of nine *Virginia* class (SSN 774) submarines, and, in 2021, an option for a 10th submarine was exercised, continuing the two submarines per year production rate. Ten of the Block V boats are in manufacturing and outfitting stages of construction. In 2023, the team was awarded a contract modification for advance procurement for long lead-time material in support of two additional Block V boats, bringing the total Block V boats to 12. In 2025, the team was awarded a contract modification for the construction of these two additional Block V boats.

In 2023, 2024 and 2025, the team received contract awards for advance procurement of long-lead-time material in support of all ten Block VI boats.

Columbia Class (SSBN 826) Submarines

Newport News is participating in the design and construction of the *Columbia* class (SSBN 826) nuclear ballistic missile submarines ("SSBN") as a replacement for the current aging *Ohio* class submarines, which were first introduced into service in 1981. The *Columbia* class (SSBN 826) program currently anticipates 12 new ballistic missile submarines. As a subcontractor to Electric Boat, we leverage our *Virginia* class (SSN 774) experience to perform design work and build modules for the entire *Columbia* class (SSBN 826) submarine program. Contract award for the first two *Columbia* class submarines (SSBN 826 and SSBN 827) and construction start of the first *Columbia* class (SSBN 826) submarine occurred in late 2020. In 2023, we were awarded a contract modification for long-lead-time material and advance construction in support of five additional *Columbia* class (SSBN 826) boats, also referred to as Build II of the class.

Naval Nuclear Support Services

Newport News provides additional services to and in support of the U.S. Navy, ranging from services supporting the Navy's carrier and submarine fleets to maintenance services at U.S. Navy training facilities. Fleet support services include design, construction, maintenance, and disposal activities for in-service U.S. Navy nuclear ships worldwide through mobile and in-house capabilities. We also provide maintenance services on nuclear reactor prototypes, such as those at the Kenneth A. Kesselring Site, a research and development facility in New York that supports the U.S. Navy, which were completed in 2024.

Mission Technologies

Our Mission Technologies segment is organized into four groups, All-Domain Operations, Warfare Systems, Global Security, and Unmanned Systems, and specializes in a wide range of services and products across our groups.

All-Domain Operations

Designs, develops, integrates, and manages the sensors, systems, and other assets necessary to support integrated C5ISR operations and accelerated decision-making. These business activities provide data fusion and mission management capabilities for the Department, the combatant commands, and the intelligence community.

Warfare Systems

Works within our nation's intelligence and cyber operations communities to defend U.S. interests in cyberspace and anticipate emerging threats. Our capabilities in cybersecurity, network architecture, reverse engineering, software, and hardware development uniquely enable our ability to support sensitive missions for the U.S. military and federal agency partners. We also develop, test, and integrate leading-edge AI and machine learning algorithms to optimize and accelerate the nation's mission-critical systems and platforms.

Global Security

A trusted partner to our military, U.S. Navy, and Department of Energy ("DoE") customers, our capabilities include designing, developing, and operating the largest live, virtual, and constructive enterprise that prepares warfighters for cross-domain battle. Our training connects live environments with virtual platforms and simulated (constructive) threats to prepare trainees through integrated, real-world scenarios before they are in harm's way. We maintain and modernize the vast majority of the U.S. Navy's fleet, with a holistic approach to life cycle maritime defense systems, from small watercraft to submarines, surface combatants, and aircraft carriers. We support the DoE's national security mission through the management and operation of its sites, as well as the safe cleanup of legacy waste across the country.

Unmanned Systems

Creates advanced unmanned systems for defense, marine research, and commercial applications. Serving customers in more than 30 countries, we provide design, autonomy, manufacturing, testing, operations, and sustainment of unmanned systems, including unmanned underwater vehicles and unmanned surface vessels.

Customers

Our revenues are primarily derived from the U.S. Government, including the U.S. Navy, the U.S. Coast Guard, the Department, the DoE, and other federal agencies. In 2025, 2024, and 2023, approximately 81%, 80%, and 81%, respectively, of our revenues were generated from the U.S. Navy.

Intellectual Property

We develop new technologies, manufacturing processes, and systems-integration processes. In addition to owning our intellectual property, we license intellectual property rights to and from third parties. The U.S. Government generally receives license rights to certain intellectual property developed in the performance of U.S. Government contracts or with government funding and may use or authorize other parties to use such intellectual property. While our intellectual property rights are important to our operations, we do not believe that any existing patent, license, or other intellectual property right is of such importance that its loss or termination would have a material adverse impact on our business. See Risk Factors in Item 1A for further discussion regarding risks related to intellectual property.

Seasonality

No material portion of our business is seasonal. The timing of our revenue recognition is based on multiple factors, including the timing of contract awards, the incurrence of contract costs, contract cost estimation, and unit deliveries. See Note 2: Summary of Significant Accounting Policies and Note 7: Revenue in Item 8.

Raw Materials

We rely on third parties to provide raw materials and components. In connection with our U.S. Government contracts, we are required to procure certain materials and component parts from supply sources approved by the U.S. Government. We have experienced challenges with access to, and the pricing of, certain raw materials, components, and other supplies. We endeavor to mitigate supply chain risk through various measures, such as negotiating long-term agreements with certain suppliers and through price escalation provisions in certain customer contracts. See Risk Factors in Item 1A for further discussion regarding risks related to raw materials and our suppliers.

Regulatory Matters

We operate in heavily regulated markets and must comply with a variety of laws and regulations, including those relating to the award, administration, and performance of U.S. Government contracts, as well as legal and regulatory requirements relating to, among others, cybersecurity, environmental protection, and our nuclear operations. These requirements increase our contract performance costs and compliance costs and risks. See Risk Factors in Item 1A for further discussion regarding risks related to regulatory matters.

Government Contracting

We are overseen and audited by the U.S. Government and its agencies, including the U.S. Navy's Supervisor of Shipbuilding, the Defense Contract Audit Agency ("DCAA"), and the Defense Contract Management Agency ("DCMA"). These agencies evaluate our contract performance, cost structures, and compliance with applicable laws, regulations, and standards. If an audit uncovers improper or illegal activities, we may be subject to administrative, civil, or criminal proceedings, which could result in fines, penalties, repayments, or compensatory, treble, or other damages. Certain U.S. Government findings against a contractor can also lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges.

U.S. Government agencies also evaluate the adequacy of our business systems and processes relative to U.S. Government requirements. Our business systems subject to audit or review include our accounting systems, purchasing systems, government property management systems, estimating systems, earned value management systems, and material management accounting systems. The U.S. Government has the ability to decrease or withhold contract payments if it determines significant deficiencies exist in one or more of our business systems.

The U.S. Government generally has the ability to terminate contracts, in whole or in part, with little or no prior notice, for convenience or for default based upon performance. In the event of termination of a contract for convenience, a contractor is normally able to recover costs already incurred on the contract and profit on incurred costs up to the amount authorized under the contract, but not the profit that would have been earned had the contract been completed. Such a termination could also result in the cancellation of future work on the related program. A termination resulting from our default could expose us to various liabilities, including excess re-procurement costs, and could have a material effect on our ability to compete for future contracts.

Our contracts with the U.S. Government sometimes result in Requests for Equitable Adjustments ("REAs"), which represent requests for the U.S. Government to make appropriate adjustments to contract terms, including pricing, delivery schedule, technical requirements, or other affected terms, due to changes to the original contract requirements and resulting delays and disruption for which the U.S. Government is responsible. We submit and negotiate REAs in the ordinary course of business, and large REAs are not uncommon at the conclusion of both new construction and RCOH activities. REAs can result in claims under the Contract Disputes Act of 1978 in cases in which we cannot reach agreement with the U.S. Government.

U.S. Government regulations determine contractor costs that are allowable and therefore recoverable from the government, and certain costs are not allowable and therefore not recoverable. The U.S. Government also regulates the methods by which allowable costs, including overhead, are allocated to government contracts. Costs we incur that are not allowable under the Federal Acquisition Regulation ("FAR") or U.S. Cost Accounting Standards ("CAS") or that are otherwise determined to be unallowable or improperly allocated to a specific contract are not recoverable or must be refunded if already reimbursed.

Our business, including contracts with U.S. Government agencies and subcontracts with other prime contractors, is subject to a variety of laws and regulations, including the FAR, the Defense Federal Acquisition Regulation Supplement, the Truth in Negotiations Act, the Procurement Integrity Act, the False Claims Act, CAS, the International Traffic in Arms Regulations promulgated under the Arms Export Control Act, the Close the Contractor Fraud Loophole Act, and the Foreign Corrupt Practices Act. A noncompliance determination by a government agency may result in reductions in contract values, contract modifications or terminations, penalties, fines, repayments, compensatory, treble, or other damages, or suspension or debarment. We are also subject to evolving cybersecurity and data privacy and protection laws and regulations, which increase our costs and compliance risks and may affect our competitiveness, cause reputational harm, and expose us to damage claims, substantial fines, and other penalties. See Note 7: Revenue in Item 8, the Contracts section under Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7, and Risk Factors in Item 1A for further information regarding our contracts.

Nuclear

Our nuclear operations are subject to various safety related requirements imposed by the U.S. Navy, the DoE, and the U.S. Nuclear Regulatory Commission. In the event of noncompliance, these agencies may increase regulatory oversight, impose fines, or shut down our operations, depending on their assessment of the severity of the noncompliance. In addition, new or revised security and safety requirements imposed by the U.S. Navy, the DoE, and the Nuclear Regulatory Commission could necessitate substantial capital and other expenditures.

Subject to certain requirements and limitations, our contracts with the U.S. Navy and the DoE generally provide for indemnity by the U.S. Government for losses resulting from our nuclear operations. For our commercial nuclear operations, we rely primarily on insurance carried by nuclear facility operators for risk mitigation, and we maintain limited insurance coverage for losses in excess of the coverage of facility operators. See Risk Factors in Item 1A for further information regarding nuclear regulatory matters.

Environmental

Our operations are subject to federal, state, and local laws and regulations relating to the protection of the environment. Substantial fines, penalties, and criminal sanctions may be imposed for noncompliance, and certain environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances. Such laws and regulations impose liability upon a party for environmental cleanup and remediation costs and damage without regard to negligence or fault on the part of such party and could expose us to liability for the conduct of or conditions caused by third parties.

We accrue estimated costs to perform environmental remediation when we determine it is probable we will incur expenses in the future, in amounts we can reasonably estimate, to address environmental conditions at currently or formerly owned or leased operating facilities, or at sites where we are named a Potentially Responsible Party by the U.S. Environmental Protection Agency ("EPA") or similarly designated by another environmental agency. Uncertainties regarding the extent of required remediation, determination of legally responsible parties, and the status of laws and regulations and their interpretations make future environmental remediation costs difficult to estimate and can cause our estimated remediation costs to change.

We believe we are in material compliance with environmental laws and regulations, and historical environmental compliance costs have not been material to our business. We could be affected by new or evolving environmental laws, regulations, or policies. We have made investments we believe are necessary to comply with environmental legal requirements, but we expect to incur future capital and operating costs to comply with current and future environmental laws and regulations. We do not currently believe such costs will have a material effect on our financial position, results of operations, or cash flows. See Risk Factors in Item 1A and Note 16: Commitments and Contingencies in Item 8 for further information regarding environmental matters.

Competitive Environment

We operate in a competitive environment and compete with defense companies and other companies serving the intelligence and federal civil markets.

Our Newport News and Ingalls segments compete primarily with General Dynamics and, in the case of certain non-nuclear shipbuilding programs, smaller shipyards. Intense competition related to programs, resources, funding, and long operating cycles are key characteristics of both our shipbuilding business and the shipbuilding defense industry in general.

For certain ships and nuclear-powered submarines, we currently are the only, or one of the only, companies capable of building such ships or submarines, including LHAs and LPDs for the U.S. Navy and NSCs for the U.S. Coast Guard. We are one of only two companies currently capable of designing and building nuclear-powered submarines for the U.S. Navy, and we are party to a long-term teaming agreement with the other company for the production of *Virginia* class (SSN 774) fast attack nuclear submarines and act as a subcontractor for the production of *Columbia* class (SSBN 826) ballistic missile submarines. We are one of only two companies that builds the U.S. Navy's current fleet of *Arleigh Burke* class (DDG 51) destroyers.

We also are the only company currently capable of building, refueling, and inactivating the U.S. Navy's nuclear-powered aircraft carriers and, as a result, believe we are well positioned to be awarded future contracts to perform such activities. Even so, the U.S. Government periodically revisits whether refueling of nuclear-powered aircraft carriers should be performed in private or public facilities. If a U.S. Government shipyard were to become capable and engaged in the refueling of nuclear-powered aircraft carriers, our market position would likely be significantly adversely affected.

It is common industry practice to share work on major programs among a number of companies. A company competing to be a prime contractor may, upon ultimate award of the contract to another party, become a subcontractor for the prime contracting party. It is not uncommon to compete for a contract award with a peer company and simultaneously serve as a supplier to or a customer of such competitor on other contracts. The nature of major defense programs, conducted under binding long-term contracts, enables companies that perform well to benefit from a level of program continuity not common in many industries.

Our Mission Technologies segment competes domestically and internationally against midsized to large traditional aerospace and defense ("A&D") companies and non-traditional defense technology companies. Key competitive factors in the Mission Technologies segment include differentiated technology and competitive rates. Our success depends on investments in our people, technologies, and products to meet the evolving needs of our customers.

Human Capital Resources

We recognize that our employees are our most important resources and serve as the foundation for our ability to achieve financial and strategic objectives. Our employees are critical to driving operational execution, meeting customer expectations, delivering strong financial performance, advancing innovation, and maintaining a strong quality and compliance program. Our leaders believe each employee contributes to our success.

We have approximately 44,000 employees. We are the largest industrial employer in Virginia and the largest private employer in Mississippi. We employ individuals specializing in 19 crafts and trades, with approximately 7,000 engineers and designers and approximately 3,600 employees with advanced degrees. Our workforce contains many third-, fourth-, and fifth-generation employees, and approximately 1,350 employees with more than 40 years of continuous service. Employees in our shipbuilding segments with more than 40 years of continuous service achieve the honor of "Master Shipbuilder." As of December 31, 2025, we had 1,096 Master Shipbuilders at Newport News and 212 at Ingalls. We also employ more than 6,900 veterans across the enterprise.

In addition, over 1,350 apprentices are enrolled in more than 27 crafts and advanced programs at our two shipbuilding segments. From nuclear pipe welders to senior executives, we employ approximately 3,850 apprentice school alumni at Newport News and Ingalls.

Approximately 45% of our employees are covered by a total of 13 collective bargaining agreements. Newport News has three collective bargaining agreements covering represented employees, which expire in February 2030, December 2030 and April 2031. Ingalls has five collective bargaining agreements covering represented employees, all of which expire in March 2026. Mission Technologies has a total of 80 employees covered by five collective bargaining agreements, which expire in September 2026, December 2027, September 2028, and two that expire in August 2027.

We have not experienced a work stoppage in more than 26 years at Newport News and more than 18 years at Ingalls. We are committed to working effectively with our existing unions and believe our relationship with our represented employees is satisfactory.

The success and growth of our business depends in large part on our ability to attract, retain, and develop a skilled workforce of talented and high-performing employees at all levels of our organization. To succeed in the markets in which we compete for labor, we have developed key workforce development, recruitment, and retention strategies and objectives that we focus on as part of the overall management of our business. These strategies and objectives form the pillars of our human capital management framework and are advanced through the following programs, policies, and initiatives:

Competitive Pay and Benefits - Our compensation programs are designed to ensure we have the ability to attract, retain, and motivate employees to achieve our objectives.
- We provide employee base wages and salaries that are competitive and consistent with employee positions, skill levels, experience, knowledge, and geographic location.
- We utilize nationally recognized surveys and outside compensation and benefits consulting firms to independently evaluate the effectiveness of our employee and executive compensation and benefit programs and to provide benchmarking against our peers within the industry.
- The structure of our executive compensation programs balances incentive earnings for both short-term and long-term performance, and we align our executive long-term equity compensation metrics with long-term shareholder, customer, and other stakeholder interests.
- Employees are eligible for health insurance, paid and unpaid leaves, 401(k) plans, and life and disability/ accident insurance coverage. We also offer a variety of benefits that allow employees to select the options that meet their needs, including: annual leave/paid time off; paid holidays, flexible work arrangements/ schedules; telemedicine; parental leave; and a wellness program that includes physical, mental, and financial wellness components. We also fund the operation of Family Health Centers near our two shipyards, which provide a full range of medical, lab, pharmacy, physical therapy, and vision services.

Recruitment, Training, and Workforce Development - We are focused on attracting, retaining, and developing a skilled workforce, and in 2025, we hired approximately 8,000 new employees. To help us meet the increasing demand for talent, we maintain multiple talent pipelines and continue to review and update our talent management strategies to meet operational needs.

One of the key components of our approach to workforce development is to "grow our own." We operate two apprentice schools, one at Ingalls and one at Newport News. The Newport News Apprentice School was founded in 1919, and the Ingalls Apprentice School was founded in 1952. The two apprentice schools combined have graduated over 15,500 graduates since their inceptions. The schools are nationally renowned and are critical to training both our craft/trades and technical workforce, as well as developing the future leaders of our company. The Ingalls Apprentice School has partnered with the Mississippi Gulf Coast Community College to permit their apprentices to earn credits toward an associate's degree. The Newport News Apprentice School has partnered with two community colleges, as well as Old Dominion University, to enable apprentices to earn a bachelor's degree in Mechanical Engineering, Electrical Engineering, or Modeling & Simulation.

In addition to operating our own apprentice schools, we maintain partnerships with colleges and universities, military bases for transitioning veterans, and regional community colleges to enable us to recruit and hire engineering, IT, and other technical talent. Working closely with state and local government leaders, we also have facilitated local, regional, and state-wide workforce development and education initiatives that include pre-K programs, high school trades programs/talent development labs, pre-hire trades/technical community college programs, interns/co-ops with colleges and universities, adult trades programs, veterans and military spouses training programs, and unemployed/underemployed training programs.

We view our workforce development process as critical to our success and have developed a robust and effective succession planning process that ensures continuity in our leadership ranks. Since our founding in 2011, we have followed our succession plans over 80% of the time when replacing a vacancy in an existing vice president position, and we have filled approximately 80% of newly created vice president positions with internal hires. See Risk Factors in Item 1A for further information regarding our human capital resources.

Environmental, Health & Safety ("EH&S") - The health, safety, and well-being of our employees, together with protection of the environment in the communities in which we operate, is one of our core values and rooted in our culture across the enterprise. We prioritize, manage, and carefully track safety performance and integrate sound environmental, safety, and health practices to make a meaningful difference in every facet of our operations, particularly at our shipbuilding segments and at DoE sites on which Mission Technologies segment employees work.

Safety goals are included in operational metrics under the Newport News and Ingalls compensation programs. We also use a wide variety of training courses, pre-job "Take Five" crew talks, medical surveillance programs, and employee involvement to focus our workforce on EH&S. At Newport News and Ingalls, a key component of our EH&S program is the utilization of health and safety teams, which are comprised of production and maintenance employees and front-line managers whose goal is to educate, engage, and empower our workforce toward a culture that strives to reduce injury, illness, and environmental impacts. We employ programs focused on identifying, reporting, and abating near misses and other programs that aim to recognize, evaluate, and control hazards, and track multiple metrics related to occupational injuries as one of several methods to monitor our safety performance.

Available Information

We maintain a website at the following address: hii.com. We make available on or through our website certain reports and amendments to those reports that we file with or furnish to the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These include our Annual Reports on Form 10–K, our Quarterly Reports on Form 10–Q, and our Current Reports on Form 8-K. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

In addition, we routinely post on the "Investors" page of our website (ir.hii.com) news releases, announcements, and other statements about our business and results of operations, some of which may contain information that may be deemed material to investors. Therefore, we encourage investors to monitor the "Investors" page of our website and review the information we post on that page.

References to our websites in this report are provided as a matter of convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, the website. Accordingly, such information should not be considered part of this report.

The SEC also maintains a website at sec.gov that contains reports, proxy statements, and other information about SEC registrants, including us.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this Annual Report on Form 10-K and in our other filings with the SEC, as well as other statements we may make from time to time, other than statements of historical fact, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "guidance," "outlook," "predicts," "potential," "continue," and similar words or phrases or the negative of these words or phrases. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. Although we believe the expectations reflected in the forward-looking statements are reasonable when made, we cannot guarantee future results, levels of activity, performance, or achievements. There are a number of important factors that could cause our actual results to differ materially from the results anticipated by our forward-looking statements, which include, but are not limited to:

- our dependence on the U.S. Government for substantially all of our business;

- significant delays or reductions in appropriations for our programs and/or changes in customer priorities and requirements (including government budgetary constraints, government shutdowns, shifts in defense spending, and changes in customer short-range and long-range plans);
- our ability to estimate our future contract costs, including cost increases due to inflation, labor challenges, changes in trade policy, or other factors and our efforts to recover or offset such costs and/or changes in estimated contract costs, and perform our contracts effectively;
- changes in business practices, procurement processes and government regulations and our ability to comply with such requirements;
- adverse economic conditions in the United States and globally;
- our level of indebtedness and ability to service our indebtedness;
- our ability to deliver our products and services at an affordable life cycle cost and compete within our markets;
- our ability to attract, retain, and train a qualified workforce;
- subcontractor and supplier performance and the availability and pricing of raw materials and components;
- our ability to execute our strategic plan, including with respect to share repurchases, dividends, capital expenditures, and strategic acquisitions;
- investigations, claims, disputes, enforcement actions, litigation (including criminal, civil, and administrative), and/or other legal proceedings, and improper conduct of employees, agents, subcontractors, suppliers, business partners, or joint ventures in which we participate, including the impact on our reputation or ability to do business;
- changes in key estimates and assumptions regarding our pension and retiree health care costs;
- security threats, including cybersecurity threats, and related disruptions;
- natural and environmental disasters and political instability;
- health epidemics, pandemics and similar outbreaks; and
- other risk factors discussed herein and in our other filings with the SEC.

There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business, and we undertake no obligation to update or revise any forward-looking statements. You should not place undue reliance on any forward-looking statements that we may make.

Item 1A. Risk Factors

Our consolidated financial position, results of operations and cash flows are subject to various risks, many of which are not exclusively within our control, that may cause actual performance to differ materially from historical or projected future performance. We encourage you to consider carefully the risk factors described below when evaluating the information contained in this report as the outcome of one or more of these risks could have a material adverse effect on our financial position, results of operations and/or cash flows.

Industry and Economic Risk Factors

We depend on the U.S. Government for substantially all of our business. Changes in the U.S. Government's priorities, strategies, spending, or other risks associated with conducting business with the U.S. Government could have a material adverse effect on our financial position, results of operations, or cash flows.

We conduct most of our business with the U.S. Government, primarily the Department. Substantially all of our revenues in 2025 was derived from products and services sold to the U.S. Government. We expect this to continue for the foreseeable future. Our U.S. Government contracts are subject to various risks. We cannot predict the impact on our existing or future contracts due to changes in the global geopolitical and economic environment, including inflationary pressures, defense spending levels and priorities, government efficiency and other budgetary priorities, customer procurement practices and processes, and other factors that may impact our customer's short- and long-term plans and priorities or our ability to compete, capture, and perform successfully on such contracts. Any of these factors could materially adversely affect our business with the U.S. Government and our financial position, results of operations, or cash flows.

The U.S. Government generally has the ability to terminate contracts, in whole or in part, with little or no prior notice, for convenience or for default based upon performance. In the event of termination for convenience, a contractor generally is able to recover costs incurred and profit on costs up to the amount authorized under the contract, but not the profit that would have been earned had the contract been completed. However, the U.S. Government may assert that it is not required to provide additional funding for such costs if sufficient funding has not been appropriated to cover them. Any termination also could result in the cancellation of future work on the related program. A termination resulting from our default can expose us to various liabilities, including excess re-procurement costs, and could negatively affect our ability to compete for future contracts. Any contract termination (including a termination of a prime contract for which we are a subcontractor) could have a material adverse effect on our financial condition, results of operations, or cash flows.

The U.S. Government also can stop work under a contract for a limited period of time for its convenience. In the event of a stop work order, contracts typically are protected by provisions covering reimbursement for costs incurred to date and for costs associated with the temporary stoppage of work plus a reasonable fee. However, such temporary stoppages may result in financial or other damages for which contractors may not be able to recover fully. In some cases, they could result in termination of a contract for convenience or reduced future orders.

Significant delays or reductions in appropriations for our programs and/or changes in customer priorities could have a material adverse effect on our financial position, results of operations, or cash flows.

As a U.S. Government contractor, we depend on Congressional funding for our programs. U.S. Government programs are subject to annual congressional budget authorization and appropriation processes even though program performance may extend over several years. These programs may be funded initially on a partial basis with additional funds committed only as Congress makes further appropriations. If we or our subcontractors incur costs in excess of existing funding on a contract, we are generally at risk for reimbursement and may not recover those costs unless and until additional funds are appropriated. We cannot predict the extent to which total funding or funding for individual programs will be included, increased, or reduced as part of the annual budget process or through continuing resolutions or individual supplemental appropriations.

If Congress is unable to pass appropriations bills before the beginning of a fiscal year, a continuing resolution can be enacted to provide stopgap funding for a specified period of time at a specified rate, often the prior year's appropriations level. When the U.S. Government operates under a continuing resolution, limitations can be placed on production increases, multi-year procurements, and new program starts, which may result in delays or cancellation of new contract awards. When the U.S. Government fails to enact annual appropriations or a continuing resolution, a full or partial federal government shutdown may occur, as occurred in October 2025. A federal government shutdown could, in turn, result in the delay or cancellation of government programs, or the delay of payments by our customer, which could have a negative effect on our cash flows and adversely affect our future results of operations.

In addition, pressures on, as well as laws and plans relating to, the federal budget, potential changes in the threat environment, priorities and defense spending, government efficiency efforts, the timing and substance of the annual budget process, use of continuing resolutions, and the federal debt limit, have impacted and could continue to impact the amount and timing of funding for individual programs and delay purchasing or payments by our customers. Current U.S. Government spending levels for defense-related or other programs may not be sustained, and future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide products or services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of uncertainty surrounding the federal budget, increasing political pressure and legislation, shifts in spending priorities from defense, federal civilian, or other programs as a result of competing demands for federal funds and government efficiency efforts, changes in the threat environment, including the number and intensity of military conflicts, or other factors. Certain of our programs providing products and services to federal civilian customers have been impacted, and we expect may continue to be impacted by government efficiency efforts. We have experienced price adjustments and renegotiations of certain of these contracts and may in the future continue to experience such impacts which could have an adverse impact on the programs in which we participate and, ultimately, our results.

Demand for our products and services also can be affected by shifts in customer priorities resulting from changes in military strategy and planning. In response to the need for less expensive alternatives and the increasing proliferation of advanced weapons, future strategy reassessments by the Department may result in decreased demand for our shipbuilding programs, including our aircraft carrier programs. We cannot predict the impact of changes to customer priorities on existing, follow-on, replacement, or future programs. A shift of priorities to programs in which we do not participate and related reductions in funding for, or the termination of programs in which we do participate could have a material adverse effect on our financial position, results of operations, or cash flows.

Changes in estimates used in contract accounting and contract cost growth have affected and could continue to affect our profitability and our financial position.

Contract accounting requires risk-based judgments regarding estimated contract revenues and costs, and assumptions regarding schedule, technical matters, and performance. Our ability to estimate total revenues and costs at completion depends on many factors, including the size and nature of our contracts. For new shipbuilding programs, our estimates are based on contracts for the construction of ships that are not completely designed, which subjects our risk assessments, revenue and cost estimates, and related assumptions to the variability of the final ship design and an evolving scope of work. Our assessment, estimation, and assumption processes significantly impact our contract accounting, and materially different amounts can result if different assumptions are used or if actual events differ from our assumptions.

If estimated costs increase, particularly without comparable increases in revenue, our operating income can be adversely affected. We aim to mitigate this risk through contractual terms, and have submitted, and may submit, requests for equitable adjustment, engineering change proposals, or other claims to seek recovery, in whole or in part, of our increased costs. We have also sought, and will seek, other means or contract vehicles, as appropriate, to compensate the Company for certain unexpected cost increases. However, our contracts may not enable full recovery or the government may disagree with our requests or may not have funding to cover them.

Changes in our assumptions, circumstances, or estimates, and the inability to recover increased cost growth have in the past had, and may in the future have, a material adverse effect on our financial position, results of operations, or cash flows. See the Contracts section under Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7.

Changes to the U.S. Government's business practices could have a material effect on its procurement, contracting, or other processes and practices and adversely affect our current programs and potential new awards.

Our industry has experienced, and we expect will continue to experience, changes to business practices resulting from, among other things, a greater focus on affordability, efficiencies, business systems, recovery of costs, and a reprioritization of available customer funding. These initiatives and changes to procurement practices may change the way U.S. Government contracts are solicited, negotiated, and managed, and may impact whether and how we pursue opportunities to provide our products and services to the U.S. Government, which may have an adverse impact on our business, financial condition, results of operations, or cash flows. Changes in procurement practices favoring incentive-based fee arrangements, different award criteria, non-traditional contract provisions, and cost mandates from the government may affect our profitability and the predictability of our profit rates.

The U.S. Government also is pursuing alternatives to shift additional responsibility and performance risks to contractors. For example, the Department is accelerating development and acquisition of new technologies through increased use of rapid acquisition alternatives and procedures, including through other transaction authority agreements ("OTAs") and Commercial Solutions Openings ("CSOs"). We have seen, and expect to continue to see, OTAs and CSOs used as an alternative to traditional procurement methods. These contracting methods are not subject to all of the procurement requirements that typically apply to Department contracts, including the FAR, and may be used, subject to certain conditions, for research, prototype development, and follow-on production for a successful prototype. OTA awards generally require a significant portion of the work to be performed by a non-traditional defense contractor or to be funded by non-governmental sources. Moreover, these solicitations typically have significantly shorter acquisition times as compared to traditional procurements. If we cannot adapt successfully to changing acquisition processes or if the Department significantly favors privately funded, non-traditional defense contractors or increases cost sharing mandates, we may lose new business opportunities, including in high-growth or strategic areas, and our future performance and results of operations could be adversely affected.

In addition to the Department's business practice initiatives, the DCMA and DCAA have implemented cost recovery/cost savings initiatives to prioritize cost recovery/savings. As a result, we have experienced and may continue to experience a higher number of audits and/or lengthened periods of time required to close audits. These audits may result in costs being challenged, debated, and in certain cases, withheld or modified, and could adversely affect our financial position, results of operations, or cash flows.

Competition within our markets and bid protests may affect our ability to win new contracts and result in reduced revenues or market share.

We operate in a highly competitive environment and our competitors may have more financial capacity or other resource or capabilities. Our shipbuilding business is highly competitive, in part, due to the limited number of U.S. shipyards that compete for contracts to construct, overhaul, repair, maintain, and convert naval vessels. In addition, the competition for certain of our products, such as aircraft carriers, submarines, amphibious assault ships, surface combatants, and other ships, is heightened due to changes in budgetary pressures and priorities, and our programs may compete with each other for available funding in addition to our competitors. We expect competition for future shipbuilding programs to continue to be intense.

We compete with another large defense contractor for contracts to build surface combatants, submarines, and large deck amphibious ships, and smaller shipyards have entered the market for surface combatants. We may compete in the future with the same contractor and other shipyards to build new and different classes of ships, as well as ships for which we are currently the sole source, including amphibious assault ships. Moreover, changes in U.S. defense spending priorities that reduce the demand for the types of ships we build and services we provide increase our exposure to market competition risk. If we are unable to compete successfully, we may generate lower revenues and lose market share, which would negatively impact our financial condition, results of operations, and cash flows and our ability to compete for future defense contracts could be impacted.

Although we are the only company currently capable of refueling nuclear-powered aircraft carriers, existing U.S. Government shipyards may be able to refuel nuclear-powered aircraft carriers if substantial investments in facilities, personnel, and training are made. If a U.S. Government-owned shipyard became capable of, and engaged in, the refueling of nuclear-powered aircraft carriers, our financial position, results of operations, or cash flows would likely be adversely affected.

We also compete in the shipbuilding engineering, planning, and design market with companies that provide engineering support services. Such competition increases the risk we may not be the successful bidder on future U.S. Navy engineering proposals, including aircraft carrier research and development, submarine design, and surface combatant and amphibious assault ship program contracts.

Our Mission Technologies segment also is highly competitive and competes domestically and internationally against mid to large A&D companies and non-traditional defense companies that may have more financial resources or capabilities. The success of our Mission Technologies division in competing depends, in part, on its ability to remain cost-competitive, respond to changes in customer acquisition strategies, accurately anticipate our customers' needs, and differentiate its products and services offerings from other market participants.

Our competitive environment also is affected by bid protests from unsuccessful bidders on new program awards. As the competitive environment intensifies, the number of bid protests may increase. Bid protests can result in an award decision being overturned, requiring a re-bid of the contract. Even when a bid protest does not result in a re-bid, resolution of the matter typically extends the time until contract performance can begin, which can reduce our earnings in the period in which the contract would otherwise be performed.

Our level of indebtedness and our ability to make payments on or service our indebtedness may adversely affect our financial and operating activities or our ability to incur additional debt.

Our ability to make payments on and to refinance our current or future indebtedness will depend on our ability to generate cash from operations, financings, or asset sales, which may be subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other unfavorable actions, including reducing funding for working capital, capital expenditures, and general corporate purposes; reducing our cash dividend rate and/or share repurchases; or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the defense industry could be impaired. In the event of a default on any of our indebtedness, the lenders who hold such debt could accelerate amounts due, which could potentially trigger a default or acceleration of our other indebtedness.

We have classified contracts with the U.S. Government, which limits investor insight into portions of our business.

We derive a portion of our revenues from programs with the U.S. Government that are classified or subject to security restrictions that preclude the dissemination of information. In general, access to classified information, technology, facilities or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability and may also require appropriate facility clearances and other specialized infrastructure. We are limited in our ability to provide information about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors have less insight into our classified business and our business overall. However, historically the business risks associated with our classified programs have not differed materially from those of our other government contracts.

Business and Operational Risk Factors

Cost growth on flexibly priced contracts that does not result in higher contract prices reduces our profit and exposes us to the potential loss of future business.

Our operating income is adversely affected when we incur certain contract costs or certain increases in contract costs that cannot be billed to customers. Contract cost growth has occurred and may occur in the future when expenses to complete a contract increase and/or differ materially from our initial estimates. Factors that have caused, and may in the future cause, contract cost growth include, but are not limited to, inflation, changes in trade policy (including tariffs), technical challenges, manufacturing difficulties, delays, workforce-related issues, including labor shortages and reduced productivity, changes in the nature and complexity of the work performed, the timeliness, availability and cost of materials or equipment, subcontractor performance or product quality issues, performance delays, availability and timing of customer funding, changes in trade policy, and natural disasters. A significant increase in contract costs from our original cost estimates on one or more contracts could have a material adverse effect on our financial position, results of operations, or cash flows.

Our risk and ability to recover costs vary with the type of contract under which we are performing: firm fixed-price, fixed-price incentive, cost-type, or time and material.

Approximately 46% of our revenues in 2025 were generated under fixed-price incentive contracts, approximately 50% were generated under cost-type contracts, approximately 1% were generated under time and material contracts, and approximately 3% were generated under firm fixed-price contracts. Fixed-price contracts generally tend to have more financial risk than cost-type contracts, including as a result of inflationary pressures, wage pressures and labor shortages, and supplier challenges. These contracts increase the risk that we may not recover our costs or will generate less profit or a loss if our costs exceed initial estimates. With cost-type contracts, allowable costs are generally subject to reimbursement plus an award or incentive fee, which is uncertain and may be earned over time. Under each type of contract, our operating results could be adversely affected if we are unable to control costs, particularly if we are unable to negotiate an increase in contract price, or recover increased costs, with our customers.

U.S. Government contracts often extend for years, and unforeseen events, such as technology difficulties, fluctuations in the price of raw materials, a significant increase in or sustained period of higher inflation, new or increased tariffs, supplier issues, including equipment delays, challenging labor market conditions, unexpected rework, and cost overruns, have in the past resulted, and may in the future result, in contract prices becoming less favorable or even unprofitable to us over time. Higher interest rates resulting from inflationary pressures can also impact the fair values of our contracts. Moreover, if we fail to meet contract deadlines or specifications, we may be required to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages, or suffer major losses if the customer exercises its right to terminate.

Cost overruns have adversely impacted, and may continue to impact, our results of operations, which are dependent on our ability to maximize our earnings from our contracts. This risk would be greater if our contracts shifted toward a greater percentage of fixed-price contracts, particularly firm fixed-price contracts. Cost overruns or the failure to perform on existing programs also may adversely affect our ability to retain existing programs and win future contract awards. In addition, changes in contract financing policy for fixed-price contracts, such as changes in performance and progress payments policies, could significantly affect the timing of our cash flows.

From time to time, we may begin performance under an undefinitized contract action with a not-to-exceed price prior to completing contract negotiations, in order to support U.S. government priorities. Uncertainties relating to final contract price, specifications and terms, or loss of negotiating leverage associated with contract definitization, may negatively affect our profitability.

Our business may be adversely affected if we are unable to attract, train, and retain qualified personnel.

Our performance and growth is dependent upon our ability to identify, attract, train, and retain sufficient qualified personnel with the requisite skills in multiple areas, including: engineering, nuclear, trades and crafts, manufacturing, information technology, and cybersecurity, and who share our values and culture. We also must be able to attract and retain personnel who can obtain and maintain required security clearances. It can be difficult to replace personnel with the required skills, experience, and/or clearances if we experience unplanned attrition.

A growing portion of our current workforce is nearing or eligible for retirement. If we lose experienced personnel and are unable to hire new qualified personnel, develop and train inexperienced employees, and successfully manage the short and long-term transfer of critical knowledge and skills our business could be adversely affected. We have recently experienced situations where our personnel have failed to achieve expected performance improvements on certain of our long-term contracts, which resulted in unexpected inefficiency, and in some cases, required rework, which negatively impacted our ability to achieve certain performance milestones under those contracts. Our ability to overcome these challenges in the short and long term will have a significant impact on our results of operations, financial condition, and cash flows.

We have experienced, and expect to continue to experience, significant challenges hiring and retaining personnel with relevant qualifications and experience, which has negatively impacted, and may continue to negatively impact, our results of operations, financial condition, and cash flows, and could impact our ability to perform under our contracts and compete for new contracts. Competition for talent is intense, and this has affected, and may continue to affect, our ability to successfully attract or retain personnel with the requisite skills or clearances. We continue to face increased competition for talent, both with traditional defense companies and commercial companies, and with increasing wage rates. We also compete with commercial technology companies outside of the shipbuilding and defense industry for qualified technical positions. These companies may be able to offer more attractive compensation and other benefits to candidates, including in the recruitment of our existing employees. In addition, we may be limited in the amount and terms of compensation we are able to offer our executive officers or other employees as a U.S. defense contractor under certain circumstances. We have also experienced higher labor, recruiting, and training costs to attract and retain such employees, which has impacted our results of operations, financial condition, and cash flows. A shortage of skilled employees has and may continue to impact our ability to perform our contracts and may impact our ability to compete for new contracts.

Our earnings and profitability depend, in part, upon subcontractor performance and raw material and component availability and pricing.

We rely on third parties to provide raw materials, major components and sub-systems, hardware elements, and sub-assemblies for our products and to perform certain services we provide to our customers, in compliance with applicable laws and regulations, including applicable Department cybersecurity requirements. For example, our U.S. Government contracts require us to procure certain materials, components, and parts from supply sources approved by the customer and/or are restricted from procuring products or services from certain sources. Disruptions and performance issues from our suppliers and subcontractors, unanticipated cost growth for the products and services they provide, or inconsistencies between our contractual obligations to our customers and our agreements with our subcontractors and suppliers, have adversely impacted and may in the future impact our ability to meet our commitments to customers. Our ability to satisfy our obligations on a timely basis are adversely affected if one or more of our suppliers or subcontractors are unable to provide agreed-upon products, materials, or services in a timely, compliant, and cost-effective manner, or they otherwise fail to satisfy contractual requirements. The inability of our suppliers or subcontractors to meet expectations could also result in our need to transition to alternate parties, if available, which could result in significant incremental cost and delay, or the need for us to provide other supplemental support to our existing suppliers and subcontractors.

Our costs to manufacture our products can increase over the terms of our contracts, including as a result of increases in material costs and wages. Although we may be protected from increases in material costs through cost escalation provisions, the difference in basis between our actual material costs and industry indices may expose us to cost recovery risk. Our bids for longer-term firm fixed-price contracts typically include assumptions for labor and other contract costs that historically have been sufficient to cover cost increases over the period of performance. However, our profitability may be adversely affected if these cost assumptions are not sufficient to cover potential contract cost growth. In addition, significant delays in deliveries of key raw materials, which may occur due to material shortage or pricing, could have a material adverse effect on our financial position, results of operations, or cash flows.

In some cases, only one supplier may exist for certain components and parts required to manufacture our products. The inability of a sole source supplier to provide a necessary component or part on a timely, compliant, and cost-effective basis could increase our contract cost and affect our ability to satisfy our contract obligations.

Our procurement practices are intended to provide materials, components, parts, and services that meet contract specifications and reduce the likelihood of our procurement of unauthorized, non-compliant, or deficient goods and services. We rely on our subcontractors and suppliers to comply with applicable laws, regulations, and the obligations set forth in the HII Supplier Code of Conduct, through representations and certifications from our subcontractors and suppliers regarding such compliance. We also conduct technical assessments, inspections, and audits, as necessary, with subcontractors and suppliers. Notwithstanding the actions we take to mitigate the risk of receiving non-compliant materials, components, parts, and services, subcontractors and suppliers sometimes provide us with unauthorized, non-compliant, or deficient goods and services, which can increase our contract costs and impact our ability to satisfy our contract obligations to our customers.

Our success depends, in part, on our ability to increase our current and future shipbuilding capacity. If we are unable to do so, or to do so in a cost-effective manner, our business could be materially adversely affected.

We expect that we will need to increase our shipbuilding capacity to meet current and future production demands. We are utilizing and may in the future utilize one or more strategies to increase such capacity including, among others, increasing investment in our current shipyards, identifying and retaining additional qualified personnel, utilizing third parties to support production needs, and identifying efficiencies in our current production process to support increased production. We also may seek to increase our capacity through acquisitions, partnerships, or other arrangements. Our ability to increase capacity is subject to risks and uncertainties. We cannot provide any assurances that we will be able to successfully expand production capacity, or to do so on a cost-effective basis. In addition, our ability to expand our shipbuilding capacity will also depend greatly on our ability to hire, train, and retain an adequate number of personnel, in particular personnel with the appropriate level of knowledge, background and skills. If we are unable to hire such personnel, our business and financial results would be negatively impacted.

Many of our contracts include performance obligations that incorporate innovative designs, state-of-the-art manufacturing expertise, or new technologies, or otherwise are dependent upon factors not wholly within our control, and failure to meet performance expectations could adversely affect our profitability and future prospects.

We design, develop, and manufacture products and perform services that often involve innovative designs, new technologies, and complex manufacturing processes. Delays and issues with product development, technology implementation, manufacturing, or subcontractor components or services can impact our contract performance.

First-in-class ships, also known as lead ships, usually include new technologies supplied by the U.S. Navy or other contractors or developed by us. Problems associated with development or implementation of these new technologies or design changes in the construction process can lead to delays in the design and construction schedule. The risks associated with new technologies or design changes during construction can both increase the cost of a ship and delay delivery.

Our products cannot always be tested and proven and are otherwise subject to unforeseen problems, including premature failure of elements that cannot be accessed for repair or replacement, substandard quality or workmanship, and unexpected degradation of product performance. These failures could result in loss of life or property and could negatively affect our results of operations as a result of unanticipated expenses that we don't recover, diversion of management attention, loss of follow-on work, and, in the case of certain contracts, reimbursement to the customer of contract costs and fee payments previously received.

We periodically experience quality issues with respect to products and services that we sell to our U.S. Government customers. These issues can and have required significant resources to determine the source of the deficiencies and implement corrective actions. We may discover quality issues in the future related to our products and services that require analysis and corrective action. Such issues and our responses and corrective actions could have a material adverse effect on our financial position, results of operations, or cash flows.

Changes in key estimates and assumptions associated with postretirement benefit plans, such as discount rates and assumed long-term returns on assets, actual investment returns on our pension plan assets, and legislative and regulatory actions could significantly affect our pension and other postretirement benefit obligations and related expenses.

Our pension and other postretirement benefit obligations, such as retiree health care costs, are dependent upon various estimates and assumptions, including discount rates, mortality and expected long-term rates of return on plan assets. Changes to these estimates and assumptions and differences between expected and actual returns on plan assets could significantly impact our retirement related expense, the funded status of benefit plans, and contributions to our defined benefit pension and other postretirement benefit plans, which could have material adverse effects on our financial position, results of operations, or cash flows. In addition, pension cost recoveries under CAS for our U.S. Government contracts occur in different periods from those in which pension expense is recognized under accounting principles generally accepted in the United States ("GAAP") or the periods in which we make contributions to our benefit plans, and changes to estimates and assumptions and differences between expected and actual returns could adversely affect the timing of those pension cost recoveries.

We have taken certain actions intended to mitigate the risk related to our defined benefit pension plans including pension risk transfer transactions whereby we purchase group annuity contracts ("GACs") from insurance companies using assets from the pension trust. We expect to continue to evaluate such transactions in the future. Although we are relieved of all responsibility for the associated pension obligations under the GACs we have purchased to date, we may in the future purchase GACs whereby the insurance company reimburses the pension plans but we remain responsible for paying benefits under the plans to covered retirees and beneficiaries and are subject to the risk that the insurance company will default on its obligations to reimburse the pension trusts. While we believe pension risk transfer transactions are beneficial, future transactions, depending on their size, could result in us making additional contributions to the pension trust and/or require us to recognize noncash settlement charges in earnings in the applicable reporting period.

We could be negatively impacted by security threats, including cybersecurity threats, and related disruptions.

As a defense contractor, we face significant cyber and other security threats. These threats include, among others, threats to our information technology infrastructure, including attempts to gain unauthorized access to classified, proprietary or other sensitive information or otherwise compromise the integrity, confidentiality and/or availability of our systems, hardware and networks or those of our suppliers and subcontractors; insider threats; ransomware; threats to the safety of our directors, officers and employees; threats to our facilities, infrastructure, products (we produce and use), and subcontractors or other suppliers; and threats from terrorist acts, espionage, civil unrest and other acts of aggression.

Our information technology infrastructure is critical to the efficient operation of our business and essential to our ability to perform day-to-day operations. We rely on this infrastructure to process, transmit, and store electronic information, including classified and other sensitive information of the U.S. Government. We face substantial cybersecurity threats, including threats to our and the U.S. Government's proprietary and classified information from advanced nation state threat actors and non-state actors, sophisticated cybercrime syndicates, hacktivists, and insiders. These cybersecurity threats are continuously evolving and include security breaches (whether through cyber attack, cyber intrusion, or insider threat) via the internet; malicious software, including ransomware; computer viruses; attachments to emails; persons inside our organization or with access to systems inside our organization; subcontractors or suppliers; or other significant disruptions of our information technology networks and related systems or those of our suppliers or subcontractors, including through the use of new and emerging technologies like artificial intelligence. Some of these threats are zero-day attacks associated with previously unknown vulnerabilities in third party software products we utilize in our business.

We have experienced cybersecurity attacks and expect we will continue to experience additional attacks in the future. Cybersecurity attacks or other incidents can lead to the loss or misuse of sensitive information or capabilities; theft or corruption of data; harm to personnel, infrastructure or products; financial costs and liabilities; protracted interruptions of our operations and performance; significant recovery and restoration expenses; degraded performance on existing contracts; and misuse of our products. They also can harm our reputation, result in the loss of current or future contracts, including work on sensitive or classified systems for the U.S. Government, and cause us to incur significant costs or other potential liabilities, any of which could have a material adverse effect on our operations, financial position, results of operations, or cash flows. Given the persistence, sophistication, volume, and novelty of threats we face, we may not be successful in preventing or mitigating an attack that could have a material adverse effect on us, and the costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means.

While we use robust countermeasures to mitigate the risks posed by cybersecurity threats, external and internal threat actors continuously seek to evade our cybersecurity countermeasures to gain unauthorized and unlawful access to our information technology infrastructure, assets, and data, both on premises and in the cloud. Even the most well-protected information, networks, systems, and facilities remain potentially vulnerable because attempted security breaches, particularly cybersecurity attacks and cyber intrusions or disruptions, regularly occur and will continue to occur in the future and the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target. As a result, we are not always able to anticipate techniques or to implement adequate security barriers or other preventative measures.

Our customers, suppliers, subcontractors, and other business partners also face cyber and other security threats. Although we undertake cooperative efforts with our customers, suppliers, subcontractors, and other business partners to facilitate their understanding of cybersecurity threats they face and potential cybersecurity countermeasures to mitigate potential cyber attacks and other security threats, we rely substantially on the safeguards implemented by these organizations, which affects the security of our information. These organizations have varying levels of cybersecurity expertise and safeguards, and their relationships with U.S. Government contractors increases the likelihood that they are or will be impacted by the same cybersecurity threats we face.

We are also subject to disclosure and reporting obligations related to cybersecurity events. Despite rigorous processes, we may be unable to meet existing or future disclosure obligations and risk potentially having our disclosures when made misinterpreted. National security or public safety considerations may further affect, or in some instances prevent, our public disclosure of a cybersecurity incident in certain circumstances.

We could also encounter threats to our physical security, including our facilities and personnel, and threats from workplace violence, civil unrest, acts of sabotage or terrorism, and other local security issues, any of which could disrupt our business. Our customers and suppliers face similar risks that, if realized, could also adversely impact our operations. Any such events could cause delays or disruption or otherwise impact our business, and may require us to incur greater costs for security or to shut down operations for a period of time.

The occurrence and impact of these various risks are difficult to predict, but one or more of them could have a material adverse effect on our financial position, results of operations, or cash flows.

We utilize artificial intelligence, which could expose us to liability, as well as regulatory, competition, reputational, or other risks, or otherwise adversely affect our business.

We utilize artificial intelligence, including generative artificial intelligence, machine learning, and similar tools and technologies that collect, aggregate, analyze, or generate data or other materials or content (collectively, "AI") in connection with our business, including to enhance productivity and operational efficiency and optimize processes utilized in our business. There is inherent risk and uncertainty involved in using AI and we cannot provide assurances that our use of AI will enhance our products or services, produce the intended results, or keep pace with our competitors. We have implemented an AI Governance and Enablement Program to oversee the use of AI in our business. If the AI tools that we use are deficient, incomplete, inaccurate, biased, controversial, or otherwise flawed, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. The degraded or flawed performance of the AI tools we utilize may not be easily detectable despite internal policies and processes to identify and mitigate such deficiencies and may result from adversarial attacks that include data poisoning, malware risks, and evasion techniques which are not readily detectable. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, data privacy, or other rights, or contracts to which we are a party.

In addition, AI regulation is rapidly evolving worldwide as legislators and regulators increasingly focus on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, data privacy, and security laws and regulations to AI or are considering general legal frameworks for AI. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational, or technological risks that may arise relating to the use of AI.

Our business is subject to significant disruption from natural disasters, environmental disasters, and other events outside of our control that could have a material adverse effect on our financial position, results of operations, or cash flows.

We have been, and may in the future be, exposed to damaging storms and other extreme weather conditions, such as hurricanes and floods (which may be exacerbated by changing weather patterns or environmental conditions), rising sea waters, environmental disasters such as oil spills, acts of terrorism, and health epidemics, pandemics, and similar outbreaks. We also may experience disruptions to electrical and other power distribution networks, information technology, and other critical infrastructure needed for normal business operations and our performance. We anticipate that our facilities and operations, particularly in regions prone to natural disasters and extreme weather events, will continue to be at risk for future natural disasters.

Natural disasters, environmental disasters, and other events outside of our control can result in significant adverse impacts to our business, including by adversely impacting our workforce and supply chain, resulting in increased costs or other financial impacts, causing schedule or production delays or temporary closures of our facilities or facilities of our customers or suppliers, or other impacts. Events impacting waterways and bodies of water used for transporting or testing our ships can cause schedule delays under our contracts with the U.S. Navy and the U.S. Coast Guard. These events also may impact our suppliers' and subcontractors' ability to perform and may disrupt the availability of raw materials and supplies needed for our performance.

Although we endeavor to mitigate the risk associated with these events, if insurance or other means of recovery or risk mitigation are unavailable or insufficient, or if we experience delays in such recovery, the damage and adverse impacts caused by such events may be significant, and our financial position, results of operations, or cash flows could be materially adversely affected.

Our business could be negatively impacted if we are unsuccessful negotiating new collective bargaining agreements.

Approximately 45% of our employees are covered by a total of 13 collective bargaining agreements. Collective bargaining agreements generally expire after three to five years and are subject to renegotiation at that time. We generally have been able to renegotiate renewals to expiring agreements without significant disruption of operating activities. While we believe we maintain satisfactory relationships with our represented workers, it is possible we may experience difficulties with renewals and renegotiating expiring collective bargaining agreements. We have experienced in the past work stoppages, strikes, and other labor disruptions associated with the collective bargaining of new labor agreements. If we experience such events in the future, or if our employees pursue new collective representation, we could incur additional costs or work delays that could adversely affect programs served by employees who are covered by collective bargaining agreements.

Changes in future business conditions could cause business investments, recorded goodwill, and/or purchased intangible assets to become impaired, resulting in losses and write-downs that would reduce our operating income.

Acquisitions involve estimates, assumptions, and judgments to arrive at acquisition prices, which are allocated among acquired assets, including goodwill, based upon fair market values. As of December 31, 2025, goodwill and purchased intangible assets from prior business acquisitions accounted for approximately 21% and 5%, respectively, of our total assets. Notwithstanding our acquisition process and business integration efforts, actual operating results of businesses we acquire or in which we invest may vary from expectations. In such events, we may be required to write down our carrying values of the related goodwill, purchased intangible assets, or investments. A significant decrease in expected cash flows or unfavorable changes in market conditions, including declines in the trading price of our common stock, may indicate potential impairment of recorded goodwill or purchased intangible assets. Significant write-offs of goodwill or other purchased intangible assets could have a material adverse effect on our financial condition or results of operations.

Legal and Regulatory Risk Factors

As a U.S. Government contractor, we are heavily regulated and could be adversely affected by changes in regulations or negative findings from a U.S. Government audit or investigation.

As a U.S. Government contractor, we are subject to significant legal regulatory requirements, including specific regulations related to our nuclear operations. Government contracting requirements increase our contract performance costs and compliance costs and risks, and change on a routine basis. In addition, our nuclear operations are subject to an enhanced regulatory environment, which results in further performance and compliance requirements and higher costs. New laws, regulations, or procurement requirements, or changes to existing ones (including, for example, regulations related to cybersecurity, information and data protection, environment, cost accounting, taxes, pensions, counterfeit parts, specialty metals, and use of certain non-U.S. equipment, among others), can increase our performance costs and compliance costs and risks, and reduce our profitability. In addition, if we are found to have engaged in illegal activities, or are found to not be presently responsible, as defined under the FAR, we may be subject to reductions in contract values, contract modifications or terminations, penalties, fines, repayments, compensatory, treble, or other damages, or suspension or debarment.

We operate in a heavily regulated environment and are overseen and routinely audited by the U.S. Government and its agencies, including the U.S. Navy's Supervisor of Shipbuilding, the DCAA, and the DCMA. These agencies evaluate our performance, cost structures, and compliance, as well as the adequacy of our business systems and processes. If an audit uncovers improper or illegal activities, we may be subject to administrative, civil, or criminal proceedings, which could result in fines, penalties, repayments, sanctions, compensatory, treble, or other damages. Allegations of impropriety can also cause significant reputational damage.

The U.S. Government also has the ability to decrease or withhold contract payments if it determines significant deficiencies exist in one or more of our business systems. The U.S. Government has, in certain instances, withheld contract payments upon its assessment that deficiencies exist with one or more of our business systems, which can have a material impact on the timing of our cash receipts.

In addition, the U.S. Government has from time to time recommended that certain of our contract prices be reduced, or that certain costs allocated to our contracts be disallowed. In response to U.S. Government audits, investigations, and inquiries, we have adjusted our contract prices and costs allocated to our government contracts. Such audits, investigations, and inquiries may result in future reductions of our contract prices, which could be substantial. Costs we incur that are determined to be unallowable or improperly allocated to a specific contract will not be recovered or must be refunded to the customer if previously reimbursed.

If we or those with whom we do business do not comply with the laws, regulations, rules, contract terms, and processes to which we are subject or if customer business practices or requirements change significantly, including with respect to allowable costs, it could affect our ability to compete, have a significant adverse impact on our reputation, and have a material adverse effect on our financial position, results of operations and/or cash flows.

We are subject to investigations, claims, litigation, disputes and other legal proceedings that could ultimately be resolved against us.

The size, nature, and complexity of our business make us highly susceptible to investigations, claims, litigation, disputes, and other legal proceedings. We are and may become subject to various legal proceedings across a broad array of matters, including but not limited to, administrative, civil, and criminal litigation, class actions, environmental claims, income tax proceedings, antitrust claims, compliance proceedings, customer claims, enforcement actions, audits, investigations and other legal proceedings, which can divert financial and management resources and result in fines, penalties, compensatory, treble, or other damages, or nonmonetary sanctions. Government regulations also provide that certain allegations against a contractor may lead to suspension or debarment from government contracts or suspension of export privileges. Suspension or debarment or criminal resolutions in particular could have a material adverse effect on our business because of our reliance on government contracts and authorizations. Any litigation, claim, dispute, audit, or investigation, even if pending or not ultimately substantiated or if fully indemnified or insured, could negatively impact our reputation among our customers and the public and make it more difficult for us to compete effectively or acquire adequate insurance in the future. The negative resolution of investigations, claims, litigation, disputes or other legal proceedings could have a material adverse effect on our financial position, results of operations, or cash flows. See Note 14: Investigations, Claims, and Litigation in Item 8.

Environmental costs could have a material adverse effect on our financial position, results of operations, or cash flows.

Our operations are subject to and affected by federal, state, local, and foreign environmental laws and regulations relating to the discharge, storage, treatment, handling, disposal, and remediation of certain materials, substances, and wastes used in our operations. Future environmental laws or regulations could also impact us. Environmental laws and regulations may require the installation of costly pollution control equipment or operational changes to limit emissions or discharges and/or to decrease the likelihood of accidental hazardous material releases. We expect to incur future capital and operating costs to comply with current and future laws and regulations for environmental protection and remediation, and such costs could be substantial, depending on the future proliferation of environmental requirements and the extent to which we discover currently unknown environmental conditions.

Shipbuilding operations require the use of hazardous materials. Our shipyards also generate significant quantities of wastewater, which we treat before discharging in compliance with applicable permits. To manage these materials, our shipyards have an extensive network of above ground and underground storage tanks, some of which have leaked and required remediation in the past. In addition, our use of hazardous materials has sometimes resulted in releases in our shipyards and occasionally in adjacent rivers and waterways in which we operate.

Various federal, state, and local environmental laws and regulations impose restrictions on the discharge of pollutants into the environment and establish standards for the transportation, storage, and disposal of toxic and hazardous wastes. Substantial fines, penalties, and criminal sanctions may be imposed for noncompliance, and certain environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances. Such laws and regulations impose liability upon a party for environmental cleanup and remediation costs and damage without regard to the negligence or fault of such party and could expose us to liability for the conduct of or conditions caused by third parties. Moreover, if we violate the Clean Air Act or the Clean Water Act, the facility or facilities involved in the violation could be placed by the EPA on a list of facilities that generally cannot be used in performing on U.S. Government contracts until the violation is corrected.

Our business may be affected by environmental impacts, including changing weather patterns or environmental conditions and evolving legal and regulatory requirements and stakeholder sentiment. Changes in environmental laws or regulations, including regulations on greenhouse gas emissions, carbon pricing, energy taxes, product efficiency standards, mandatory disclosure obligations, and other requirements, could increase our operational and compliance expenditures and those of our suppliers, including increased energy and raw materials costs and costs associated with manufacturing changes. We also may be impacted by evolving stockholders or other stakeholder sentiment regarding environmental matters.

The adoption of new environmental laws and regulations, stricter enforcement of existing laws and regulations, imposition of new cleanup requirements, discovery of previously unknown or more extensive contamination, litigation involving environmental matters, our inability to recover related costs under our government contracts, or the financial insolvency of other responsible parties could cause us to incur costs that could have a material adverse effect on our financial position, results of operations, or cash flows.

Our nuclear operations subject us to environmental, regulatory, financial, and other risks.

The design, construction, refueling and overhaul, repair, and inactivation of nuclear-powered aircraft carriers and nuclear-powered submarines, our nuclear facilities used to support such activities, our nuclear operations at DoE sites, and our activities in the commercial nuclear market subject us to various risks, including:

- Potential liabilities relating to harmful effects on the environment and human health resulting from nuclear operations and the storage, handling, and disposal of radioactive materials, including nuclear assemblies and their components;

- Unplanned expenditures relating to maintenance, operations, security, and repairs, including repairs required by the U.S. Navy, the U.S. Nuclear Regulatory Commission, or the DoE;

- Reputational damage;

- Potential liabilities arising out of a nuclear incident whether or not it is within our control; and

- Regulatory noncompliance and loss of authorizations or indemnifications necessary for our operations.

Failure to properly store, handle, and dispose of nuclear materials could pose a health risk to humans and wildlife and could cause personal injury and property damage, including environmental contamination. If a nuclear accident were to occur, its severity could be significantly affected by the volume of the materials and the speed of remedial actions taken by us and emergency response personnel, as well as other factors beyond our control, such as weather and wind conditions. Actions we might take in response to an accident could result in significant costs.

Our nuclear operations are subject to various safety related requirements imposed by the U.S. Navy, the DoE, and the U.S. Nuclear Regulatory Commission. In the event of noncompliance, these agencies may increase regulatory oversight, impose fines, or shut down our operations, depending on their assessment of the severity of the noncompliance. In addition, new or revised security and safety requirements imposed by the U.S. Navy, DoE, and U.S. Nuclear Regulatory Commission could require substantial capital and other expenditures.

We may be subject to potential liabilities, including for personal injury and harm to human health, property damage, environmental harm, and reputational harm arising out of such incidents or hazardous activities and operations, whether or not the cause was within our control, and insurance and/or indemnification may not be reasonably available. Subject to certain requirements and limitations, our contracts with the U.S. Navy and DoE generally provide for indemnity by the U.S. Government for costs arising out of or resulting from our nuclear operations. We may not, however, be indemnified for all liabilities we may incur in connection with our nuclear operations. To mitigate risks related to our commercial nuclear operations, we rely primarily on insurance carried by nuclear facility operators and our own limited insurance for losses in excess of the coverage of facility operators. Such insurance, however, may not be sufficient to cover our costs in the event of an accident or business interruption relating to our commercial nuclear operations, which could have a material adverse effect on our financial position, results of operations, or cash flows.

Our business and reputation may be adversely affected by the improper conduct of employees, agents, suppliers, subcontractors, business partners, or joint ventures in which we participate.

We may be liable for the misconduct of employees, agents, or others working with us or for us, including subcontractors and suppliers, due to their violations of applicable laws or regulations, including laws governing improper payments to government officials, the protection of export controlled or classified information, false claims, procurement integrity cost accounting and billing, antitrust and competition, information security and data privacy, and contract terms. We have implemented a compliance program that is designed to prevent and detect misconduct. However, we cannot ensure that we will prevent all such misconduct. We have been, and may in the future be, impacted by such misconduct. Any improper conduct by our employees, agents, or others with whom we do business or who are working on our behalf could subject us to administrative, civil, or criminal investigations and enforcement actions, monetary and non-monetary penalties, liabilities, and the loss of privileges or other sanctions including suspension or debarment, which could have a material adverse effect on our financial position, results of operations, or cash flows.

The risk of improper conduct may increase as we expand our operations globally, including as we pursue opportunities with new partners. We may be unable to prevent misconduct or violations of applicable laws by these joint ventures (including their officers, directors and employees) or our business partners. Moreover, actions that are inconsistent with our culture and values, including with respect to product safety or quality, legal or regulatory compliance, financial reporting, or people management, may cause us significant reputational damage.

Changes in tax laws and regulations or exposure to additional tax liabilities could adversely affect our financial results.

We are subject to income and other taxes in the U.S. (federal and state) and foreign jurisdictions. Changes in applicable tax laws and regulations or their interpretation and application, including those with retroactive effect, have affected and could affect our tax expense and profitability and cash flows. On July 4, 2025, Public Law 119-21 (the "Act") was signed into law. The Act provides for significant changes to the U.S. Internal Revenue Code of 1986, as amended, that impacts corporations, including making certain business deductions permanent, such as bonus depreciation and immediate expensing of domestic research and development expenditures. In addition, the Act allows for an acceleration of the deduction for the remaining unamortized domestic research and development expenditures capitalized during the 2022 through 2024 tax years. These unamortized expenditures can be deducted over one or two years. The impacts of the Act on domestic research and development expenditures and bonus depreciation were recorded in the Company's financial statements as of December 31, 2025. See Note 12: Income Taxes in Item 8.

In addition to future changes in tax laws, the amount of net deferred tax liabilities will change periodically as a result of a number of factors, including the measurement of our defined benefit pension plans, actual cash contributions to our defined benefit pension plans, changes in the timing of contract taxable income, and changes in the amount and timing of depreciation and amortization deductions. We are also regularly under audit or examination by taxing authorities, including foreign tax authorities. The final determination of tax liabilities and any related litigation could similarly result in unanticipated increases in our tax expense and affect profitability and cash flows. See Note 12: Income Taxes in Item 8.

We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.

We own patents, trademarks, copyrights, and other forms of intellectual property related to our business, and we license intellectual property rights to and from third parties. The U.S. Government generally receives non-exclusive licenses to certain intellectual property we develop in the performance of U.S. Government contracts, and the U.S. Government may use or, in some cases, authorize third parties to use such intellectual property. The U.S. Government can take aggressive positions both as to the intellectual property to which they believe government use rights apply and to the acquisition of broad license rights. To the extent the U.S. Government is successful, the intellectual property on which we depend and our access to and use of certain supplier intellectual property could be negatively affected.

We also rely upon proprietary technology, information, processes, and know-how that are not protected by patents. We seek to protect this information through trade secret or confidentiality agreements with our employees, consultants, subcontractors, and other parties, as well as through other measures. These agreements and other measures may not, however, adequately protect the trade secrets on which we depend. In addition, trade secrets may be independently developed by competitors.

Our intellectual property is also subject to challenge, invalidation, infringement, misappropriation, or circumvention by third parties. In the event of infringement, misappropriation, breach of a confidentiality agreement, or unauthorized disclosure of proprietary information, we may not have adequate legal remedies to protect our intellectual property. Litigation to determine the scope of our rights or to protect our rights, even if successful, could be costly and a diversion of management's attention. If we are unable to protect our intellectual property rights adequately, our business could be adversely affected.

We also use certain intellectual property licensed to us by third parties. In the case of such licensed intellectual property, we may be unable in the future to secure the necessary licenses to use such intellectual property, or to secure the licenses on commercially reasonable terms.

Anti-takeover provisions in our organizational documents and Delaware law, as well as regulatory requirements, could delay or prevent a change in control.

Certain provisions of our Certificate of Incorporation and Bylaws may have the effect of delaying, deterring, or preventing a change in control that stockholders might consider favorable. These provisions include ones that require advance notice of stockholder proposals and director nominations and authorize our board of directors to issue one or more series of preferred stock. We also are subject to the anti-takeover provisions under Delaware law, which impose additional restrictions on mergers and other business combinations.

In addition, our contracts with the U.S. Navy for our nuclear shipbuilding operations require us to provide the U.S. Navy with notice of any potential change of control of our nuclear shipbuilding operations and receive the U.S. Navy's consent to transfer certain related licenses to facilitate the Navy's ability to confirm that a potential buyer would continue to conduct our operations in a satisfactory manner. Even in the absence of a takeover attempt, the existence of these provisions may be viewed as discouraging a takeover event in the future.

Provisions of our Restated Certificate of Incorporation and our Restated Bylaws and our existing contracts with the U.S. Navy may have the effect of discouraging, delaying, or preventing a change of control of our company that may be beneficial to our stockholders and could have a negative impact on our stock price.

General Risk Factors

Our insurance coverage may be inadequate to cover all of our significant risks or our insurers may deny coverage of material losses we incur, which could adversely affect our profitability and financial position.

We seek to insure our significant risks and potential liabilities that are insurable, including, among others, property loss from natural disasters, product liability, and business interruption resulting from an insured property loss. In some circumstances, we may be indemnified for losses by the U.S. Government, subject to the availability of appropriated funds. Not every risk or liability can be protected by insurance, and, for insurable risks, the limits of coverage we can reasonably purchase may not be sufficient to cover the full amount of our actual losses or liabilities, including, for example, in the case of a catastrophic hurricane. In addition, the nature of our business can make it difficult to quantify the disruptive impact and loss resulting from such events. Limitations on the availability of insurance coverage may result in substantial uninsured losses, which could have a material adverse effect on our financial position, results of operations, or cash flows. Even in cases for which we have insurance coverage, disputes with insurance carriers over coverage may affect the timing of cash flows and cause us to incur significant expense to pursue insurance claims. In addition, an unfavorable outcome in the event of litigation with an insurance carrier may have a material adverse effect on our financial position, results of operations, or cash flows.

We can provide no assurance we will pay dividends or repurchase shares of our common stock.

Our payment of dividends and share repurchases could vary from historical practices. The payment of cash dividends and repurchases of our common stock are subject to limitations under Delaware law, other applicable laws and regulations, and the discretion of our board of directors. Share repurchases also are subject to management's discretion after consideration of various factors, including our share price, results of operations, capital requirements, and general business conditions. In addition, as a U.S. defense contractor, the Company may not be permitted to pay dividends or repurchase our common stock under certain circumstances, including if the U.S. Government determines that we are underperforming on our contracts. Therefore, there can be no assurance that we will pay quarterly dividends or repurchase shares of our common stock.

Market volatility and adverse capital market conditions may affect our ability to access cost-effective sources of funding.

The financial markets experience high levels of volatility and disruption from time to time, reducing the availability of credit for certain issuers. We access these markets from time to time to support certain business activities, including funding acquisitions and capital projects and refinancing existing indebtedness. We may also access these markets to acquire credit support for our workers' compensation self-insurance program and letters of credit. A number of factors could cause us to incur higher borrowing costs and experience greater difficulty accessing public and private debt markets, including disruptions or declines in the global capital markets and/or a decline in our financial performance, outlook, or credit ratings. The occurrence of any or all of these events may adversely affect our ability to fund our operations, meet contractual commitments, make future investments or desirable acquisitions, or respond to competitive challenges.

If we fail to manage acquisitions, joint ventures, equity investments, and other transactions successfully or if acquired businesses or equity investments fail to perform as expected, our financial results, business, and future prospects could be harmed.

As part of our business strategy, we regularly review, identify, and evaluate potential investments, acquisitions, joint ventures, strategic partnerships and teaming or other collaborative arrangements. We aim to pursue opportunities that align with and complement our business and growth objectives. When evaluating potential opportunities, we make significant judgments regarding the value of the opportunity, potential costs, and other liabilities associated with opportunity. These transactions often involve other risks and uncertainties and require substantial management resources and can divert management's attention from our existing business. Unidentified or identified but un-indemnified or uninsured pre-closing liabilities could affect our future financial results, particularly through successor liability under procurement laws and regulations, such as the False Claims Act or Truthful Cost or Pricing Data Act, anti-corruption, environmental, tax, import export, and technology transfer laws, which provide for civil and criminal penalties and the potential for debarment. We also may incur unanticipated costs or expenses, including post-closing asset impairment charges, expenses associated with eliminating duplicate facilities, employee retention, transaction-related or other litigation, and other liabilities. Any of the foregoing could adversely affect our business and results of operations.

Joint ventures, partnerships, and other non-controlling investments operate under shared control with other parties. These arrangements typically include many of the same risks and uncertainties, but may also expose us to additional risks not present if we retained full control. A joint venture partner may have economic or other business interests that are inconsistent with our interests, and we may be unable to prevent strategic decisions that may adversely affect our business, financial condition, and results of operations. We also could be adversely affected by, or liable for, actions taken by joint ventures that we do not control, or actions taken by members of the joint ventures, including violations of anti-corruption, import and export, taxation, and anti-boycott laws.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There were no unresolved staff comments.

ITEM 1C. CYBERSECURITY

Our cybersecurity program (the "Cybersecurity Program") includes processes to identify, assess, and manage material risks from cybersecurity threats. The Cybersecurity Program processes utilize a risk-based approach and include written cybersecurity and information technology policies and procedures, including a cybersecurity incident response plan.

The Cybersecurity Program is informed, in part, by the guidelines of the National Institute of Standards and Technology Cybersecurity Framework to define material risks and establish controls designed to protect, detect, respond to, and recover from cybersecurity incidents. Controls are embedded within our processes and technology, and system activities are measured and monitored by our cybersecurity and information security subject matter specialists and applicable security operations centers at our different business units. We utilize an enterprise-wide "defense-in-depth" risk management strategy to effectively integrate people, processes, and technology.

When appropriate, we use external subject matter specialists to provide incident response services and to conduct independent assessments of internal response readiness. We conduct tabletop scenario planning, covering a range of potential cybersecurity threats, as part of our internal response readiness assessment. We also maintain a supply chain cybersecurity compliance and risk mitigation program to assess material cybersecurity risk from third parties.

Governance

In 2019, our board of directors established a standing Cybersecurity Committee, which is tasked with oversight of the Cybersecurity Program, including: (i) strategy and governance; (ii) operations; and (iii) risk management and regulatory compliance.

The Cybersecurity Committee responsibilities include:
- reviewing our enterprise cybersecurity strategy and framework, including our assessment of cybersecurity threats and risk, data security programs, and our management and mitigation of cybersecurity and information technology risks and potential breach incidents;
- reviewing any significant cybersecurity incident that has occurred, reports to or from regulators with respect thereto, and steps that have been taken to mitigate against reoccurrence;
- evaluating the effectiveness of our cyber risk management and data security programs measured against our cybersecurity threat landscape;
- assessing the effectiveness of our data breach incident response plan;
- reviewing and assessing our information technology disaster recovery capabilities; and
- reviewing our assessment of cybersecurity threats and risks associated with our supply chain and actions we are taking to address such threats and risks.

The Cybersecurity Committee receives reports and updates at committee meetings from our Chief Information Officer ("CIO"), Chief Information Security Officer ("CISO"), and other executives and cybersecurity specialists. Following each committee meeting, the chair of the Cybersecurity Committee briefs the full board of directors on matters covered at the prior Cybersecurity Committee meeting. The board also receives periodic briefings on emerging trends in order to enhance its literacy on cybersecurity issues. At least annually, the Cybersecurity Committee receives updates about the results of the Cybersecurity Program reviews.

The Cybersecurity Committee participates with management periodically in "tabletop" exercises to evaluate our data breach incident response plan.

Management's Role and Expertise in Assessing and Managing Cybersecurity

Our Cybersecurity and Information Technology organization is led by our CIO, who is responsible for cybersecurity risk management, with oversight by the Cybersecurity Committee of the board of directors. Our CIO has more than 25 years of experience in the IT industry. Since 2008, he has held senior-level and CIO positions for several companies, each of which included responsibilities or influence for cybersecurity implementation, delivery, and oversight.

Our CISO executes the Cybersecurity Program with the support of the Cybersecurity Management Team, which has extensive cybersecurity expertise to protect and defend our networks, physical systems, infrastructure, and data from cybersecurity risks. Our CISO has more than 25 years of experience with HII and over 20 years of experience in cybersecurity and information technology. He has specific experience in the following cybersecurity areas: Cyber & IT security policy & governance; information risk management; cybersecurity strategic planning and integration; enterprise infrastructure; cybersecurity engineering; incident response and remediation; supply chain cyber risk management; cybersecurity awareness training; M&A cyber risk management; identity and access management; disaster recovery; and cybersecurity regulation compliance.

Our cybersecurity incident response framework is governed by a corporate Cybersecurity Incident Response Plan (the "IRP"), which sets out our approach for categorizing, responding to, and mitigating cybersecurity incidents. The IRP provides definitions of key terms, stakeholder roles and responsibilities, and a response governance and escalation process.

We have an incident response team comprised of our CISO, executive leaders, management, and internal and external legal counsel, whose primary responsibilities include:
- evaluating and validating the impact of an incident;
- approving certain incident response countermeasures and remediation actions;
- escalating incidents and response countermeasures for approval; and
- acting in an advisory capacity in support of cybersecurity incident remediation, as appropriate.

We also have an executive cybersecurity and information technology steering committee comprised of our Chief Executive Officer, CIO, and other members of our executive leadership team, whose primary responsibilities include:
- approving containment and remediation procedures for escalated cyber incidents;
- activating, when appropriate, a crisis management team response; and
- approving certain incident response measures.

We maintain a Crisis Management Plan that addresses our preparation for, management, recovery from, and ultimate resumption of business after a crisis, including emergency response, continued recovery, and business resumption activities such as information systems recovery, when a cybersecurity incident may potentially have a significant impact on our business strategy, results of operations, or financial condition.

As of the date of this report, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, as discussed in Item 1A. Risk Factors, specifically the risks titled "We could be negatively impacted by security threats, including cybersecurity threats, and related disruptions" and "Our earnings and profitability depend, in part, upon subcontractor performance and raw material and component availability and pricing," the sophistication of cyber threats continues to increase, and the preventative actions we take to reduce the risk of cyber incidents and protect our systems and information may be insufficient. Accordingly, no matter how well our controls are designed or implemented, we will not be able to anticipate all security breaches, and we may not be able to implement effective preventive measures against such security breaches in a timely manner.

ITEM 2. PROPERTIES

Our principal properties are located in Pascagoula, Mississippi; Fairfax, McLean, and Newport News, Virginia; and Washington, D.C.

Ingalls - The primary properties comprising our Ingalls operating segment are located in Pascagoula, Mississippi.

Our Pascagoula shipyard facilities are located on approximately 800 acres on the banks of the Pascagoula River where it flows into the Mississippi Sound. This shipyard offers a collection of manufacturing capabilities, including a 660-ton gantry crane and a Land Based Test Facility. We lease the west bank of our Pascagoula shipyard from the State of Mississippi pursuant to a 99-year lease, consisting of a 40-year base term plus six optional terms. We anticipate continued use of this facility for the remaining 41 years of the lease and beyond.

Newport News - The primary properties comprising our Newport News operating segment are located in Newport News, Virginia.

Our Newport News facilities are located on approximately 550 acres we own near the mouth of the James River, which adjoins the Chesapeake Bay, the premier deep-water harbor on the east coast of the United States. Our Newport News shipyard is one of the largest in the United States and includes seven graving docks, a floating dry dock, two outfitting berths, five outfitting piers, and various other shops. It also has a variety of other facilities, including an 18-acre all-weather steel fabrication shop, accessible by both rail and transporter, module outfitting facilities that enable us to assemble a ship's basic structural modules indoors and on land, machine shops totaling

300,000 square feet, and an apprentice school, which provides a four-year accredited apprenticeship program to train shipbuilders.

In January 2025, the Company acquired substantially all of the assets of W International SC, LLC and Vivid Empire SC, LLC (collectively "W International"), a South Carolina-based complex metal fabricator specializing in the manufacture of shipbuilding structures, modules, and assemblies. The acquired assets include advanced production facilities with state-of-the-art equipment, tooling, and infrastructure used to fabricate complex metal modules and structures, and are located on a leased 45-acre site with more than 480,000 square feet of manufacturing space. The site has barge and rail access, and is strategically located near Charleston, in a region with a rapidly growing shipbuilding ecosystem and highly skilled trades workforce.

Mission Technologies - The properties comprising our Mission Technologies operating segment are located throughout the United States, United Kingdom, and Australia. Our Mission Technologies headquarters are in Fairfax and McLean, Virginia. We lease and own properties related to our operations in approximately 52 cities, consisting of both corporate support locations and contract performance locations. We also have employees working at customer sites throughout the United States and in other countries.

As of December 31, 2025, we had major operations in Honolulu, Hawaii; Odon, Indiana; Annapolis Junction and Hanover, Maryland; Syracuse, New York; Beavercreek and Dayton, Ohio; Alexandria, Suffolk, and Virginia Beach, Virginia; Pocasset, Massachusetts; and Orlando, Florida.

We maintain a robust capital sustainment and maintenance program and believe our physical facilities and equipment are generally well maintained, in good operating condition, and satisfactory for our current needs. We have undertaken substantial capital expenditure programs at our Ingalls and Newport News segments intended to increase our competitiveness and enable us to meet future obligations under our growing shipbuilding program backlog.

ITEM 3. LEGAL PROCEEDINGS

For information regarding legal proceedings, see Note 14: Investigations, Claims, and Litigation in Item 8. Consistent with the requirements of SEC Regulation S-K, Item 103, our threshold for disclosing any environmental legal proceeding involving a governmental authority is potential monetary sanctions that our management believes will exceed $1 million.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the New York Stock Exchange under the symbol "HII".

Stockholders

The approximate number of our common stockholders was 11,239 as of January 30, 2026.

Annual Meeting of Stockholders

Our Annual Meeting of Stockholders is currently scheduled to be held on April 29, 2026.

Dividend

For the years ended December 31, 2025 and 2024, we declared dividends on common stock totaling $5.43 and $5.25 per share, respectively. While we expect to continue paying dividends, the declaration of cash dividends is at the discretion of our board of directors, considered in the context of the current conditions, including our earnings, other operating results, capital requirements, and applicable laws and regulations.

Stock Performance Graph

The following graph compares the total return on a cumulative basis of $100 invested in our common stock on December 31, 2020, to the Standard & Poor's ("S&P") 500 Index and the S&P Aerospace and Defense Select Index.


Total Stockholder Returns
Index Value ($)
250
200
150
100
50
12/31/2020
12/312021
12/31/2022
12/31/2023
12/31/2024
12/31/2025
HII
S&P A&D Select
S&P 500

- The cumulative total return assumes reinvestment of dividends.
- The S&P Aerospace & Defense Select Index is comprised of The Boeing Company, General Dynamics Corporation, Huntington Ingalls Industries, Inc., L3 Harris Technologies, Inc., Lockheed Martin Corporation, Northrop Grumman Corporation, RTX Corporation, Textron, Inc., and TransDigm Group Incorporated, among other companies.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Repurchases under our stock repurchase program are made from time to time at management's discretion in accordance with applicable federal securities laws. All repurchases of HII common stock have been recorded as treasury stock. The following table summarizes information relating to purchases made by or on behalf of the Company of shares of the Company's common stock during the quarter ended December 31, 2025.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (in millions)[1],[2]
October 1, 2025 to October 31, 2025	—	$ —	—	$ 1,352.3
November 1, 2025 to November 30, 2025	—	—	—	1,352.3
December 1, 2025 to December 31, 2025	—	—	—	1,352.3
Total	—	$ —	—	$ 1,352.3

[1] From the stock repurchase program's inception through December 31, 2025, we have purchased 14,584,709 shares at an average price of $167.82 per share for a total of $2.4 billion.

[2] In November 2012, we announced the establishment of our stock repurchase program. In January 2024, our board of directors authorized an increase in the stock repurchase program to $3.8 billion and an extension of the term to December 31, 2028.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion should be read along with the audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K along with the other sections of this Form 10-K, including Item 1A. Risk Factors, as well as Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K for the year ended December 31, 2024.

Business Environment

The United States political and economic environment in 2025 has been shaped by renewed national emphasis on industrial resilience, defense readiness, and maritime strength. However, against a backdrop of heightened geopolitical tension and domestic policy realignment, we continue to see uncertainty in the economy, our industry, and our company. Our customers, suppliers, and subcontractors continue to face challenges. We cannot predict how long these challenges will continue, whether these challenges will change over time, or whether our actions to address these challenges will be successful.

U.S. Political and Economic Environment – The political and economic landscape of the United States in 2025 has been characterized by policy realignment and a complex macroeconomic environment. The Trump Administration (the "Administration") has pursued a renewed emphasis on domestic production, trade protectionism, and deregulation, particularly across the energy, manufacturing, and technology sectors. Heightened political polarization and intermittent fiscal disputes, including a historic 43-day funding lapse, have underscored the challenges of policy continuity and long-term fiscal planning. Despite these disruptions, defense spending continues to benefit from strong bipartisan support, with consensus around the need to maintain U.S. technological superiority and military readiness amid rising global security challenges.

The Administration's "America First" economic and security agenda has accelerated efforts to repatriate critical manufacturing and expand production capacity. Policy initiatives have prioritized procurement reform, domestic sourcing mandates, and investment incentives to stimulate innovation in advanced defense technologies, including hypersonics, cyber defense, artificial intelligence, and space systems.

Economically, the United States continues to experience inflationary pressures and elevated interest rates. The economic and policy environment remains fluid, with the main variables revolving around tariffs and immigration. Fiscal conditions remain constrained, with federal debt exceeding 120% of GDP, highlighting the imbalances within the broader economy.

For the defense sector, these macroeconomic conditions have resulted in mixed impacts. While higher borrowing costs and input inflation have placed pressure on working capital and contract execution, strong defense demand and federal funding have continued to support revenue stability across the industrial base. Increased emphasis on domestic sourcing and production security has also stimulated capital investment in U.S. manufacturing facilities and supplier networks.

Supply chain realignment remains a central theme in 2025. Continued global disruptions and tariff adjustments have encouraged U.S. defense firms to diversify supplier networks, enhance vertical integration, and invest in advanced manufacturing technologies. Federal programs aimed at supporting small and mid-tier suppliers have further reinforced the broader defense ecosystem.

The labor market continues to present challenges for our company, our industry, and the supply chain. Our ability to increase throughput and meet production schedules is directly impacted by labor availability and performance. We monitor labor market conditions and trends and work to mitigate the effects of labor challenges through a variety of measures. Challenges in the labor market are addressed through targeted talent acquisition, partnerships with community colleges, apprentice school sourcing and recruiting, workforce succession planning, and initiatives to retain employees. Labor shortages and retention are also impacting our supply chain, resulting in longer lead times for materials, parts, and other supplies. Our supply chain has been impacted further by delivery delays, raw materials shortages, and price increases caused by continued inflationary pressures.

The shipbuilding defense industry is unique in many ways. It is both capital- and skilled labor-intensive. The U.S. Navy, a large single customer with many needs and requirements, dominates the industry's customer base and is served by a fragile supplier base that has trended toward exclusive providers. The Department continues to adjust its procurement practices and streamline acquisition organizations and processes in an ongoing effort to reduce costs, gain efficiencies, and enhance program management and control. Additionally, the U.S. Navy must compete with other national priorities, including other defense activities, non-defense discretionary spending, and entitlement programs, for a share of federal budget funding. While the impact to our business resulting from these developments remains uncertain, they could have a material impact on current programs, as well as new business opportunities with the Department.

Defense Spending Environment – On May 2, 2025, the Administration released the President's topline recommendations on discretionary funding levels for fiscal year 2026, followed by detailed budget justification documents in June. Additionally, under the Act, Congress provided mandatory funding of more than $29 billion for Shipbuilding and the Maritime Industrial Base. This funding included one *Virginia* class (SSN 774) fast attack submarine and two *Arleigh-Burke* class (DDG 51) guided-missile destroyers, and provided additional funding for amphibious warfare ships and unmanned surface vessels.

Overall, the fiscal year 2026 NDAA authorizes $900.6 billion in national security funding. The legislation supports our shipbuilding priorities with a total authorization of $26 billion for shipbuilding programs, including procurement authorization for the third *Columbia* class (SSBN 826) submarine and advance procurement for future submarines, one *Virginia* class (SSN 774) fast attack submarine and advance procurement for future submarines, advance procurement for future *Arleigh-Burke* class (DDG 51) class destroyers, and full funding for the *Gerald R. Ford* class (CVN 78) aircraft carrier program. Additionally, the fiscal year 2026 NDAA provides authorization for *William J. Clinton* (CVN 82) and *George W. Bush* (CVN 83), including incremental funding, advance construction, and advance procurement authorities; incremental funding and authorization for up to five *Columbia* class (SSBN 826) submarines; and continuous production authority for certain components of *Virginia* class (SSN 774) submarines.

Fiscal year 2026 began on October 1, 2025 without annual appropriations legislation or a continuing resolution. As a result, parts of the U.S. Government temporarily shut down. On November 12, after a 43-day federal government shutdown, lawmakers passed and the President signed a continuing resolution funding the government until

January 30, 2026. Lawmakers also passed three annual funding bills – Military Construction-VA, Agriculture-FDA, and Legislative Branch – to fund parts of the government long-term.

The negotiated fiscal year 2026 defense appropriations bill includes continued incremental funding for *Enterprise* (CVN 80) and *Doris Miller* (CVN 81), along with advance procurement for *William J. Clinton* (CVN 82); continued funding for the RCOH of USS *John C. Stennis* (CVN 74); funding for the *Virginia* class (SSN 774) and *Columbia* class (SSBN 826) submarine programs; advanced procurement for the *Arleigh Burke* class (DDG 51) program, including additional funding for shipyard infrastructure and wage enhancements; and funding for long-lead-time materials for the new frigate program. Additionally, the bill provides $1.5 billion for the Maritime Industrial Base to invest in critical areas including supplier capacity and capability, strategic outsourcing, workforce training, and technology and infrastructure.

Global Geopolitical Environment – The global geopolitical and economic environment continues to be impacted by uncertainty, heightened geopolitical tensions, and instability. Geopolitical relationships continue to change, and the U.S. and its allies face a global security environment that includes threats from state and non-state actors, including major global powers, as well as terrorist organizations, emerging nuclear tensions, diverse regional security concerns, and political instability. These global threats persist across all domains, from undersea to space to cyber, and the global market for defense products, services, and solutions is driven by these complex and evolving security challenges. In addition, changes in the global economic environment, including changes in international trade policies, including those imposing tariffs, could further impact the global market for defense products. Our current operating environment exists in the broader context of political and socioeconomic priorities and reflects, among other things, the continued impact of and uncertainty surrounding geopolitical tensions, financial market volatility, inflation, trade policy, and a challenging labor market.

Program Descriptions

For convenience, a brief description of certain programs discussed in this Annual Report on Form 10-K is included in the Glossary of Programs.

CONTRACTS

We generate most of our revenues from long-term U.S. Government contracts for the production of goods and services. Government contracts typically include the following cost elements: direct material, labor and subcontracting costs, and certain indirect costs, including allowable general and administrative expenses. Unless otherwise specified in a contract, costs billed to contracts with the U.S. Government are treated as allowable and allocable costs under the FAR and CAS regulations. Examples of costs incurred by us that are not allowable under the FAR and CAS regulations include certain legal costs, lobbying costs, charitable donations, interest expense, organizational costs, including certain merger and acquisition costs, and advertising costs.

We monitor our policies and procedures with respect to our contracts on a regular basis to ensure consistent application under similar terms and conditions, as well as compliance with all applicable government regulations. In addition, the DCAA routinely audits the costs we incur that are allocated to U.S. Government contracts.

Our contracts typically fall into one of four categories: firm fixed-price, fixed-price incentive, cost-type, and time and materials. See Note 7: Revenue in Item 8.

- *Firm Fixed-Price Contracts* - A firm fixed-price contract is a contract in which the specified scope of work is agreed to for a price that is predetermined by bid or negotiation and not generally subject to adjustment regardless of costs incurred by the contractor.

- *Fixed-Price Incentive Contracts* - Fixed-price incentive contracts provide for reimbursement of the contractor's allowable costs, but are subject to a cost-share limit that affects profitability. Fixed-price incentive contracts effectively become firm fixed-price contracts once the cost-share limit is reached.

- *Cost-Type Contracts* - Cost-type contracts provide for reimbursement of the contractor's allowable costs plus a fee that represents profit. Cost-type contracts generally require that the contractor use its reasonable efforts to accomplish the scope of the work within some specified time and some stated dollar limitation.

- *Time and Materials Contracts* - Time and materials contracts specify a fixed hourly billing rate for each direct labor hour expended and reimbursement for allowable material costs and expenses.

Contract Fees - Negotiated contract fee structures include: fixed fee amounts, cost sharing arrangements to reward or penalize contractors for under- or over-cost target performance, respectively, positive award fees, and negative penalty arrangements. Profit margins may vary materially depending on the negotiated contract fee arrangements, percentage-of-completion of the contract, the achievement of performance objectives, and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined.

Award Fees - Certain contracts contain award fees based on performance criteria such as cost, schedule, quality, and technical performance. Award fees are determined and earned based on an evaluation by the customer of our performance against such negotiated criteria. We consider award fees to be variable consideration and generally include these fees in the transaction price using a most likely amount approach. Award fees are limited to the extent of funding allotted by the customer and available for performance and those amounts for which a significant reversal of revenue is not probable.

CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

Our consolidated financial statements are prepared in accordance with GAAP, which requires management to make estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Management considers an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant judgment and estimates by management in its application. The development and selection of these critical accounting policies have been determined by our management. We have reviewed our critical accounting policies and estimates with the audit committee of our board of directors. Due to the significant judgment involved in selecting certain of the assumptions used in these policies, it is possible that different parties could choose different assumptions and reach different conclusions. While we base estimates and assumptions on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. We consider our policies relating to the following matters to involve our most critical accounting policies and estimates:

- Revenue recognition;
- Retirement related benefit plans; and
- Workers' compensation.

See Note 2: Summary of Significant Accounting Policies in Item 8 for further information.

Revenue Recognition

Most of our revenues are derived from long-term contracts for the production of goods and services provided to the U.S. Government, which are generally accounted for by recognizing revenues over time using a cost-to-cost measure of progress. In estimating contract costs, we utilize a profit-booking rate based upon performance expectations that incorporate a number of assumptions and estimates regarding risks related to technical requirements, feasibility, schedule, and contract costs. Management performs periodic reviews of the contracts to evaluate the underlying risks, which may increase the profit-booking rate as we are able to mitigate and retire such risks. For the impacts of changes in estimates on our consolidated statements of operations and comprehensive income, see Note 7: Revenue in Item 8.

Retirement Related Benefit Plans

We recognize, on a plan-by-plan basis, the funded status of our retirement related benefit plans as an asset or liability on our balance sheet, with corresponding adjustments to after-tax accumulated other comprehensive loss and deferred tax assets or liabilities. The funded status represents the difference between the benefit obligation and the fair value of plan assets. See Note 17: Employee Pension and Other Postretirement Benefits in Item 8.

We calculate our retirement related benefit plan costs under both CAS and GAAP ("FAS"). The calculations under CAS and FAS require significant judgment. CAS prescribes the determination, allocation, and recovery of retirement related benefit plan costs on U.S. Government contracts through the pricing of products and services. FAS prescribes the methodology used to determine retirement related benefit plan expense or income, as well as the liability, for financial reporting purposes. The CAS requirements for these costs and their calculation methodologies differ from FAS. As a result, while both CAS and FAS use assumptions in their calculation methodologies, each method results in different calculated amounts of retirement related benefit plan costs.

We recover our CAS costs through the pricing of products and services on U.S. Government contracts, so that the CAS cost is recognized in segment product sales and service revenues and in the costs of those product sales and service revenues. In order to present our consolidated financial statements in accordance with FAS, we record the difference between our FAS expense and CAS cost ("FAS/CAS Adjustment") as operating income within segment operating income and non-operating retirement benefit (expense).

The minimum funding requirements for our qualified pension plans are determined under the Employee Retirement Income Security Act of 1974 ("ERISA"), which is primarily based on the year's expected service cost and amortization of other previously unfunded liabilities. Effective January 1, 2011, we were subject to the funding requirements under the Pension Protection Act of 2006 (the "PPA"), which amended ERISA. Under the PPA and the American Rescue Plan Act of 2021, we are required to fully fund our pension plans over a rolling 15-year period as determined annually based upon the funded status at the beginning of each year. The PPA also introduced a variety of benefit restrictions that apply if a plan falls below certain funded percentages, as defined by the Internal Revenue Code. In funding our plans, we consider various factors, including the minimum funding requirements, the funded status needed to avoid potential benefit restrictions and other adverse consequences, minimum CAS funding requirements, and the current and anticipated funding levels of each plan.

Effective January 1, 2021, we adopted the Safe Harbor methodology for determining CAS pension costs. As a result, the interest rates used to calculate pension liabilities under CAS are consistent with those used in the determination of minimum funding requirements under ERISA.

Pension funding requirements for plan sponsors under ERISA are subject to pension relief in the form of higher interest rate assumptions introduced by the Moving Ahead for Progress in the 21st Century Act and subsequently extended by the American Rescue Plan Act of 2021. Using these minimum funding interest rates for the purposes of determining pension costs under CAS reduces volatility in CAS costs year-over-year and provides more predictable costs for our customers, while better aligning reimbursements of pension costs under our contracts with our required pension plan contributions under ERISA.

Due to the differences in requirements and calculation methodologies between FAS and CAS, our FAS pension expense is not necessarily indicative of the funding requirements under the PPA or the amounts we recover from the U.S. Government under CAS.

Assumptions - We account for our retirement related benefit plans on the accrual basis under FAS. The measurements of obligations, costs, assets, and liabilities require significant judgment. We annually review our assumptions, which are set at each year end and generally not changed during the following year unless a major plan event occurs, such as an amendment, curtailment, or settlement that would trigger a remeasurement. The key assumptions in these measurements are the interest rate used to discount future benefit payments and the expected long-term rate of return on plan assets.

Discount Rate - The assumed discount rate under FAS is used to determine the retirement related benefit plan obligations and expense, and represents the hypothetical rate at which plan benefit obligations could be effectively settled at the measurement date. Consequently, the discount rate can be volatile from year to year. The discount rate assumption is determined for each plan by constructing a hypothetical portfolio of high-quality bonds with cash flows that match the estimated outflows for future benefit payments to determine a single equivalent discount rate. Benefit payments are not only contingent on the terms of a plan but also on the underlying participant demographics, including current age and assumed mortality. We use only bonds that are denominated in U.S. dollars, are rated Aa or better by nationally recognized statistical rating agencies, have a minimum outstanding issue of $50 million as of the measurement date, and are not convertible or index-linked.

Expected Long-Term Rate of Return - The expected long-term rate of return on assets is used to calculate net periodic expense, based on such factors as historical returns, targeted asset allocations, investment policy, duration, expected future long-term performance of individual asset classes, interest rates, inflation, portfolio volatility, investment management and administrative fees, and risk management strategies. Historical plan asset performance alone has inherent limitations in predicting future returns. While studies are helpful in understanding past and current trends and performance, the rate of return assumption is based more on long-term prospective views to avoid short-term market influences. Unless plan assets and benefit obligations are subject to re-measurement during the year, the expected return on pension assets is based on the fair value of plan assets at the beginning of the year.

Mortality - Mortality assumptions are used to determine the retirement related benefit obligations and expense, and represent the likelihood and duration of benefit payments to plan participants based on historical experience and projected longevity. We periodically update our mortality assumptions as circumstances warrant.

Differences arising from actual experience or changes in assumptions might materially affect retirement related benefit plan obligations and the funded status. Actuarial gains and losses arising from differences between assumptions and actual experience or changes in assumptions are deferred in accumulated other comprehensive loss. This unrecognized amount is amortized as a component of net expense to the extent it exceeds 10% of the greater of the plan's benefit obligation or plan assets. The amortization period for actuarial gains and losses is the estimated average remaining service life of the plan participants. In 2025, the actual return on assets was approximately 10.7%, which was more than the expected return assumption of 8.00%. For the year ended December 31, 2025, the weighted average discount rates for our pension and other postretirement benefit plans decreased by 26 and 37 basis points, respectively. The difference in asset returns resulted in an actuarial gain of $187 million, and the discount rate changes resulted in an actuarial loss of $181 million for the year ended December 31, 2025.

An increase or decrease of 25 basis points in the discount rate and the expected long-term rate of return assumptions would have had the following approximate impacts on pension expense and obligations:

($ in millions)	Increase (Decrease) in 2026 Expense		Increase (Decrease) in December 31, 2025 Obligations
25 basis point decrease in discount rate	$	(1)	$ 177
25 basis point increase in discount rate		1	(168)
25 basis point decrease in expected return on assets		18	
25 basis point increase in expected return on assets		(18)	

Assuming a 7.90% expected return on assets assumption, a $50 million pension plan contribution is generally expected to favorably impact the current year expected return on assets by approximately $2 million, depending on the timing of the contribution.

Sensitivities to assumptions are not necessarily linear and are specific to the time periods noted.

CAS Cost - In addition to providing the methodology for calculating retirement related benefit plan costs, CAS also prescribes the method for assigning those costs to specific periods. While the ultimate liability for such costs under FAS and CAS is similar, the pattern of cost recognition is different. The key drivers of CAS pension cost include the funded status and the method used to calculate CAS reimbursement for each of our plans. A plan's CAS pension cost can only be allocated until the plan is fully funded as defined under the CAS requirements.

Other FAS and CAS Pension Considerations - A key driver of the difference between FAS expense and CAS cost (and consequently the FAS/CAS Adjustment) is the pattern of earnings and expense recognition for actuarial gains and losses that arise when our asset and liability experiences differ from our assumptions under each set of requirements. Under FAS, our net actuarial gains and losses exceeding the 10% corridor are amortized over the estimated average remaining service life of the plan participants. Under CAS Harmonization, the amortization period is 10 years for actuarial gains and losses. Both FAS and CAS use a "market-related value" of plan assets approach to calculate the amount of deferred asset gains or losses to be amortized. Under CAS, actual asset gains and losses are systematically smoothed over five years, subject to certain limitations. For FAS, we do not use this smoothing method, and instead use fair value in determining our FAS expense. Accordingly, FAS expense generally reflects recent asset gains and losses sooner than CAS.

Additionally, CAS cost is only recognized for plans that are not fully funded as defined under CAS. If a plan becomes or ceases to be fully funded due to our asset or liability experience, our CAS cost will change accordingly.

Retirement Plan Assets - Retirement plan assets are stated at fair value. Investments in equity securities (common and preferred) are valued at the last reported sales price when an active market exists. Investments in fixed-income securities are generally valued based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. Investments in hedge funds, real estate investment funds, private partnerships, collective trust funds, and commingled funds are generally valued at their Net Asset Values ("NAV") or equivalent, which are based on the current fair values of the fund's underlying assets.

Management reviews independently appraised values, audited financial statements, and additional pricing information to evaluate the NAV or its equivalent.

For the limited group of investments for which market quotations are not readily available or for which the above valuation procedures are deemed not to reflect fair value, additional information is obtained from the investment manager and evaluated internally to determine whether any adjustments are required to reflect fair value. See Note 17: Employee Pension and Other Postretirement Benefits in Item 8.

Accumulated Other Comprehensive Loss - Changes in assumptions and changes to plan assets and benefit obligations due to differences between actuarial assumptions and actual results are reported as actuarial gains and losses and recorded in accumulated other comprehensive loss, along with unrecognized prior service costs arising from plan amendments. As disclosed in Note 17: Employee Pension and Other Postretirement Benefits in Item 8, net pre-tax unrecognized actuarial gains as of December 31, 2025 and 2024 were $13 million and $59 million, respectively. The decrease in actuarial gains in 2025 was primarily driven by lower discount rates used to determine benefit obligations of $181 million, amortization of previously unrecognized actuarial losses of $11 million, offset by higher than expected asset returns of $187 million.

Net pre-tax unrecognized prior service costs (credits) as of December 31, 2025 and 2024 were $98 million and $111 million, respectively. These net deferred costs (credits) primarily originated from plan amendments, including those resulting from collective bargaining agreements. The change in unrecognized prior service costs (credits) in 2025 resulted from plan amendments and the amortization of previously accumulated prior service costs (credits).

Workers' Compensation

Our operations are subject to federal and state workers' compensation laws. We maintain self-insured workers' compensation plans and participate in federally administered second injury workers' compensation funds. We estimate the liability for such claims and funding requirements on a discounted basis utilizing actuarial methods based on various assumptions, which include our historical loss experience and projected loss development factors. We periodically, and at least annually, update our assumptions based on an actuarial analysis. For further information on workers' compensation, see Note 16: Commitments and Contingencies in Item 8.

Accounting Standards Updates

See Note 3: Accounting Standards Updates in Item 8 for further information.

CONSOLIDATED OPERATING RESULTS

The following table presents selected financial highlights:

($ in millions)	Year Ended December 31			2025 over 2024		2024 over 2023	
	2025	2024	2023	Dollars	Percent	Dollars	Percent
Sales and service revenues	$ 12,484	$ 11,535	$ 11,454	$ 949	8 %	$ 81	1 %
Cost of product sales and service revenues	10,899	10,085	9,808	814	8 %	277	3 %
Income from operating investments, net	46	49	37	(3)	(6)%	12	32 %
Other income and gains, net	3	9	120	(6)	(67)%	(111)	(93)%
General and administrative expenses	977	973	1,022	4	— %	(49)	(5)%
Operating income	657	535	781	122	23 %	(246)	(31)%
Interest expense	(105)	(95)	(95)	(10)	(11)%	—	— %
Non-operating retirement benefit	190	179	148	11	6 %	31	21 %
Other, net	35	24	19	11	46 %	5	26 %
Federal and foreign income taxes	172	93	172	79	85 %	(79)	(46)%
Net earnings	$ 605	$ 550	$ 681	$ 55	10 %	$ (131)	(19)%

Operating Performance Assessment and Reporting

We manage and assess the performance of our business based on our performance on individual contracts and programs using the financial measures referred to below, with consideration given to the Critical Accounting Policies, Estimates, and Judgments referred to in this section. Our portfolio of long-term contracts is largely flexibly-priced. Therefore, sales tend to fluctuate in concert with costs across our large portfolio of active contracts, with operating income being a critical measure of operating performance. Under FAR rules that govern our business with the U.S. Government, most types of costs are allowable, and we do not focus on individual cost groupings, such as cost of sales or general and administrative expenses, as much as we do on total contract costs, which are a key factor in determining contract operating income. As a result, in evaluating our operating performance, we look primarily at changes in sales and service revenues, as well as operating income, including the effects of significant changes in operating income as a result of changes in contract financial estimates and the use of the cumulative catch-up method of accounting in accordance with GAAP. This approach is consistent with the long-term life cycle of our contracts, as management assesses the bidding of each contract by focusing on net sales and operating profit and monitors performance in a similar manner through contract completion. Consequently, our discussion of business segment performance focuses on net sales and operating profit, consistent with our approach for managing our business.

Sales and Service Revenues

Period-to-period revenues reflect performance under new and ongoing contracts. Changes in sales and service revenues are typically expressed in terms of volume. Unless otherwise described, volume generally refers to increases (or decreases) in reported revenues due to varying production activity levels, delivery rates, or service levels on individual contracts. Volume changes will typically carry a corresponding income change based on the profit margin rate for a particular contract.

Sales and service revenues for the year ended December 31, 2025, increased $949 million, or 8%, compared to the same period in 2024, due to higher volumes at Newport News, Ingalls, and Mission Technologies.

Net Cumulative Catch-up Revenue Adjustments

For the years ended December 31, 2025, 2024, and 2023, favorable and unfavorable cumulative catch-up revenue adjustments were as follows:

($ in millions)	Year Ended December 31		
	2025	2024	2023
Gross favorable adjustments	$ 322	$ 287	$ 309
Gross unfavorable adjustments	(350)	(413)	(191)
Net adjustments	$ (28)	$ (126)	$ 118

See Note 7: Revenue in Item 8 and Segment Operating Results in this section for additional information on our net cumulative catch-up revenue adjustments.

Cost of Product Sales and Service Revenues

Cost of sales for both product sales and service revenues consists of materials, labor, and subcontracting costs, as well as an allocation of indirect costs for overhead. We manage the type and amount of costs at the contract level, which is the basis for estimating our total costs at completion of our contracts. Unusual fluctuations in operating performance driven by changes in a specific cost element across multiple contracts are described in our analysis.

Refer to Segment Operating Results and Product and Service Revenues and Cost Analysis in this section for details related to cost of sales for both product sales and service revenues.

Income from Operating Investments, Net

The activities of our operating investments are closely aligned with the operations of the segments holding the investments. We therefore record income related to earnings from equity method investments in our operating income.

Refer to Segment Operating Results in this section for details related to income from operating investments.

General and Administrative Expenses

In accordance with industry practice and the regulations that govern the cost accounting requirements for government contracts, most general and administrative expenses are considered allowable and allocable costs on government contracts. These costs are allocated to contracts in progress on a systematic basis, and contract performance factors include this cost component as an element of cost.

General and administrative expenses in 2025 increased $4 million compared to 2024. The increase was primarily due to higher state income taxes, partially offset by lower overhead costs.

Operating Income

We consider operating income an important measure for evaluating our operating performance, and, consistent with industry practice, we define operating income as revenues less the related costs of producing the revenues and general and administrative expenses.

Segment Operating Income

We internally manage our operations by reference to "segment operating income," which is a non-GAAP measure and is defined as operating income before the Operating FAS/CAS Adjustment and non-current state income taxes, neither of which affects contract performance. Segment operating income is a measure we use to evaluate our core operating performance as it reflects the aggregate performance results of contracts within a segment. When analyzing our operating performance, investors should use segment operating income in addition to, and not as an alternative for, operating income or any other performance measure presented in accordance with GAAP. We believe segment operating income reflects an additional way of viewing aspects of our operations that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our business. We believe the measure is used by investors and is a useful indicator to measure our performance. Because not all companies use identical calculations, our presentation of segment operating income may not be comparable to similarly titled measures of other companies.

Changes in segment operating income are typically expressed in terms of volume, as discussed in Sales and Service Revenues above, or performance. Performance refers to changes in contract profit margin rates. These changes typically relate to profit recognition associated with revisions to estimated costs at completion ("EAC"), which reflect improved or deteriorated operating performance on that contract. Operating income changes are accounted for on a cumulative to date basis at the time an EAC change is recorded. Segment operating income may also be affected by, among other things, contract performance, inflationary pressures on our supply chain, the effects of workforce stoppages and other labor-related shortfalls, the availability of raw materials, the effects of natural disasters such as hurricanes, resolution of disputed items with the customer, recovery of insurance proceeds, and other discrete events. At the completion of a long-term contract, any originally estimated costs not incurred or reserves not fully utilized, such as warranty reserves, could also impact contract earnings. Where such items have occurred and the effects are material, a separate description is provided. Refer to Segment Operating Results in this section for activity within each segment.

The following table reconciles operating income to segment operating income:

($ in millions)	Year Ended December 31			2025 over 2024		2024 over 2023	
	2025	2024	2023	Dollars	Percent	Dollars	Percent
Operating income	$ 657	$ 535	$ 781	$ 122	23 %	$ (246)	(31)%
Operating FAS/CAS Adjustment	35	62	72	(27)	(44)%	(10)	(14)%
Non-current state income taxes	25	(24)	(11)	49	204 %	(13)	(118)%
Segment operating income	$ 717	$ 573	$ 842	$ 144	25 %	$ (269)	(32)%

FAS/CAS Adjustment and Operating FAS/CAS Adjustment

The FAS/CAS Adjustment reflects the difference between expenses for pension and other postretirement benefits determined in accordance with FAS and the expenses for these items included in segment operating income in accordance with CAS. The Operating FAS/CAS Adjustment excludes the following components of net periodic benefit costs: interest cost, expected return on plan assets, amortization of prior service cost (credit) and actuarial loss (gain), and settlement and curtailment effects.

The components of the Operating FAS/CAS Adjustment were as follows:

($ in millions)	Year Ended December 31			2025 over 2024		2024 over 2023	
	2025	2024	2023	Dollars	Percent	Dollars	Percent
FAS benefit	$ 100	$ 64	$ 30	$ 36	56 %	$ 34	113 %
CAS cost	55	53	46	2	4 %	7	15 %
FAS/CAS Adjustment	155	117	76	38	32 %	41	54 %
Non-operating retirement benefit	(190)	(179)	(148)	(11)	(6)%	(31)	(21)%
Operating FAS/CAS Adjustment expense	$ (35)	$ (62)	$ (72)	$ 27	44 %	$ 10	14 %

The Operating FAS/CAS Adjustment in 2025 was a net expense of $35 million, compared to a net expense of $62 million in 2024. The favorable change was primarily driven by higher interest rates under FAS.

We expect the FAS/CAS Adjustment in 2026 to be a net benefit of approximately $169 million (($123) million FAS and $46 million CAS), primarily driven by higher 2025 returns on plan assets.

We expect the Operating FAS/CAS Adjustment in 2026 to be a net expense of approximately $44 million ($90 million FAS and $46 million CAS), primarily driven by lower interest rates.

The expected FAS/CAS Adjustment is subject to change during 2026, when we remeasure our actuarial estimate of the unfunded benefit obligation with updated census data and other items later in the year.

Non-current State Income Taxes

Non-current state income taxes include deferred state income taxes, which reflect the change in deferred state tax assets and liabilities, and the tax expense or benefit associated with changes in state unrecognized tax benefits in the relevant period. These amounts are recorded within operating income. Current period state income taxes are charged to contract costs and included in cost of sales and service revenues in segment operating income.

Non-current state income tax expense in 2025 was $25 million, compared to non-current state income tax benefit of $24 million in 2024. The unfavorable change in non-current state income taxes was driven by an increase in deferred state income tax expense, primarily attributable to a change in net capitalized research and development expenditures and an increase in the blended state income tax rate applied to our deferred tax balances.

SEGMENT OPERATING RESULTS

Basis of Presentation

Our discussion of business segment performance focuses on sales and service revenues and operating income, consistent with our approach for managing our business. We are aligned into three reportable segments: Ingalls, Newport News, and Mission Technologies.

The following table presents segment operating results:

($ in millions)	Year Ended December 31			2025 over 2024		2024 over 2023	
	2025	2024	2023	Dollars	Percent	Dollars	Percent
Sales and Service Revenues							
Ingalls	$ 3,078	$ 2,767	$ 2,752	$ 311	11 %	$ 15	1 %
Newport News	6,507	5,969	6,133	538	9 %	(164)	(3)%
Mission Technologies	3,044	2,937	2,699	107	4 %	238	9 %
Intersegment eliminations	(145)	(138)	(130)	(7)	(5)%	(8)	(6)%
Sales and service revenues	$ 12,484	$ 11,535	$ 11,454	$ 949	8 %	$ 81	1 %
Operating Income							
Ingalls	$ 233	$ 211	$ 362	$ 22	10 %	$ (151)	(42)%
Newport News	331	246	379	85	35 %	(133)	(35)%
Mission Technologies	153	116	101	37	32 %	15	15 %
Segment operating income	717	573	842	144	25 %	(269)	(32)%
Non-segment factors affecting operating income							
Operating FAS/CAS Adjustment	(35)	(62)	(72)	27	44 %	10	14 %
Non-current state income taxes	(25)	24	11	(49)	(204)%	13	118 %
Operating income	$ 657	$ 535	$ 781	$ 122	23 %	$ (246)	(31)%

Key Segment Financial Measures

Refer to Consolidated Operating Results in this section for details related to sales and service revenues and segment operating income.

Net Cumulative Catch-up Revenue Adjustments by Segment

For the years ended December 31, 2025, 2024, and 2023, net cumulative catch-up revenue adjustments by segment were as follows:

($ in millions)	Year Ended December 31		
	2025	2024	2023
Ingalls	$ 16	$ 14	$ 91
Newport News	(64)	(154)	9
Mission Technologies	20	14	18
Net adjustments	$ (28)	$ (126)	$ 118

See Note 7: Revenue in Item 8 and Consolidated Operating Results in this section for additional information on our net cumulative catch-up revenue adjustments.

Ingalls

($ in millions)	Year Ended December 31			2025 over 2024		2024 over 2023	
	2025	2024	2023	Dollars	Percent	Dollars	Percent
Sales and service revenues	$ 3,078	$ 2,767	$ 2,752	$ 311	11 %	$ 15	1 %
Segment operating income	233	211	362	22	10 %	(151)	(42)%
As a percentage of segment sales	*7.6 %*	*7.6 %*	*13.2 %*				

Sales and Service Revenues

Ingalls sales and service revenues, including intersegment sales, increased $311 million, or 11%, in 2025 compared to 2024, primarily driven by higher volumes in surface combatants and amphibious assault ships.

Segment Operating Income

Ingalls segment operating income in 2025 was $233 million, compared to segment operating income of $211 million in 2024. The increase was primarily due to higher volumes and contract adjustments in surface combatants, partially offset by lower performance in amphibious assault ships.

Newport News

($ in millions)	Year Ended December 31			2025 over 2024		2024 over 2023	
	2025	2024	2023	Dollars	Percent	Dollars	Percent
Sales and service revenues	$ 6,507	$ 5,969	$ 6,133	$ 538	9 %	$ (164)	(3)%
Segment operating income	331	246	379	85	35 %	(133)	(35)%
As a percentage of segment sales	*5.1 %*	*4.1 %*	*6.2 %*				

The Company's Newport News segment continues to experience performance challenges in the construction of aircraft carriers and the *Virginia* class (SSN 774) submarine program. For the year ended December 31, 2025, cumulative catch-up revenue adjustments included significant unfavorable performance adjustments on the construction of aircraft carriers and *Virginia* class (SSN 774) submarines, which were offset by contract incentives.

Sales and Service Revenues

Newport News sales and service revenues, including intersegment sales, increased $538 million, or 9%, in 2025 compared to 2024, primarily driven by higher volumes in submarines and aircraft carriers.

Segment Operating Income

Newport News segment operating income in 2025 was $331 million, compared to segment operating income of $246 million in 2024. The increase was primarily driven by contract adjustments in the *Virginia* class (SSN 774) submarine program, partially offset by contract adjustments and incentives in 2024 in the RCOH program.

Mission Technologies

($ in millions)	Year Ended December 31			2025 over 2024		2024 over 2023	
	2025	2024	2023	Dollars	Percent	Dollars	Percent
Sales and service revenues	$ 3,044	$ 2,937	$ 2,699	$ 107	4 %	$ 238	9 %
Segment operating income	153	116	101	37	32 %	15	15 %
As a percentage of segment sales	*5.0 %*	*3.9 %*	*3.7 %*				

Sales and Service Revenues

Mission Technologies sales and service revenues, including intersegment sales, for the year ended December 31, 2025, increased $107 million, or 4%, compared to 2024, primarily due to higher volumes in Warfare Systems, Global Security, and Unmanned Systems, partially offset by lower volumes in All-Domain Operations.

Mission Technologies sales and service revenues, including intersegment sales, for the year ended December 31, 2024, increased $238 million, or 9%, compared to 2023, primarily due to higher volumes in All-Domain Operations and Warfare Systems.

Segment Operating Income

Mission Technologies segment operating income for the year ended December 31, 2025, was $153 million, compared to segment operating income of $116 million in 2024. The increase was primarily due to lower purchased intangible amortization, higher performance in Warfare Systems, and the higher volumes described above.

Mission Technologies segment operating income for the year ended December 31, 2024, was $116 million, compared to segment operating income of $101 million in 2023. The increase was primarily driven by higher performance in Global Security, higher equity income from operating investments, and the higher volumes described above, partially offset by the settlement of a representations and warranties insurance claim related to the acquisition of Hydroid in 2023.

PRODUCT AND SERVICE REVENUES AND COST ANALYSIS

The following table presents segment sales and service revenues by both product and service:

($ in millions)	Segment Sales and Service Revenues						
	Year Ended December 31			2025 over 2024		2024 over 2023	
Segment Information	2025	2024	2023	Dollars	Percent	Dollars	Percent
Ingalls							
Product	$ 2,597	$ 2,424	$ 2,495	$ 173	7 %	$ (71)	(3)%
Service	469	335	248	134	40 %	87	35 %
Intersegment	12	8	9	4	50 %	(1)	(11)%
Total Ingalls	3,078	2,767	2,752	311	11 %	15	1 %
Newport News							
Product	5,397	4,921	5,053	476	10 %	(132)	(3)%
Service	1,109	1,045	1,077	64	6 %	(32)	(3)%
Intersegment	1	3	3	(2)	(67)%	—	— %
Total Newport News	6,507	5,969	6,133	538	9 %	(164)	(3)%
Mission Technologies							
Product	139	119	116	20	17 %	3	3 %
Service	2,773	2,691	2,465	82	3 %	226	9 %
Intersegment	132	127	118	5	4 %	9	8 %
Total Mission Technologies	3,044	2,937	2,699	107	4 %	238	9 %
Segment Totals							
Product	8,133	7,464	7,664	669	9 %	(200)	(3)%
Service	4,351	4,071	3,790	280	7 %	281	7 %
Total Segment	$ 12,484	$ 11,535	$ 11,454	$ 949	8 %	$ 81	1 %

The following table presents segment cost of sales and service revenues by both product and service:

($ in millions)	Segment Cost of Sales and Service Revenues						
	Year Ended December 31			2025 over 2024		2024 over 2023	
Segment Information	2025	2024	2023	Dollars	Percent	Dollars	Percent
Ingalls							
Product	$ 2,258	$ 2,070	$ 2,031	$ 188	9 %	$ 39	2 %
Service	409	294	207	115	39 %	87	42 %
Intersegment	12	8	9	4	50 %	(1)	(11)%
Total Ingalls	2,679	2,372	2,247	307	13 %	125	6 %
Newport News							
Product	4,685	4,276	4,254	409	10 %	22	1 %
Service	931	865	900	66	8 %	(35)	(4)%
Intersegment	1	3	3	(2)	(67)%	—	— %
Total Newport News	5,617	5,144	5,157	473	9 %	(13)	— %
Mission Technologies							
Product	109	102	121	7	7 %	(19)	(16)%
Service	2,472	2,416	2,223	56	2 %	193	9 %
Intersegment	132	127	118	5	4 %	9	8 %
Total Mission Technologies	2,713	2,645	2,462	68	3 %	183	7 %
Segment Totals							
Product	7,052	6,448	6,406	604	9 %	42	1 %
Service	3,812	3,575	3,330	237	7 %	245	7 %
Total Segment [(1)]	$ 10,864	$ 10,023	$ 9,736	$ 841	8 %	$ 287	3 %

[(1)] Operating FAS/CAS Adjustment is excluded from segment cost of product sales and service revenues.

Product Sales and Segment Cost of Product Sales

Product sales in 2025 increased $669 million, or 9%, from 2024, primarily due to higher volumes in submarines and aircraft carriers at Newport News, and higher volumes in surface combatants and amphibious assault ships at Ingalls.

Segment cost of product sales in 2025 increased $604 million, or 9%, compared to 2024, primarily due to the higher product volumes described above.

Service Revenues and Segment Cost of Service Revenues

Service revenues in 2025 increased $280 million, or 7%, from 2024, primarily due to higher volumes in surface combatants at Ingalls, Global Security and Warfare Systems at Mission Technologies, and naval nuclear support services at Newport News, partially offset by lower volumes in All-Domain Operations at Mission Technologies.

Cost of service revenues in 2025 increased $237 million, or 7%, compared to 2024, primarily due to the changes in service volumes described above.

Service revenues in 2024 increased $281 million, or 7%, from 2023, primarily as a result of higher volumes at Mission Technologies in All-Domain Operations and Warfare Systems.

Cost of service revenues in 2024 increased $245 million, or 7%, compared to 2023, consistent with the higher service volumes described above.

OTHER FINANCIAL INFORMATION

Interest Expense

Interest expense for the year ended December 31, 2025, was $105 million, compared to $95 million in 2024. The increase was primarily driven by higher interest expense related to the 2030 and 2035 Senior Notes issued in November 2024.

Non-Operating Retirement Benefit

The non-operating retirement benefit includes the following components of net periodic benefit costs: interest cost, expected return on plan assets, amortization of prior service cost (credit) and actuarial loss (gain), and settlement and curtailment effects.

The non-operating retirement benefit in 2025 was $190 million, compared to $179 million in 2024. The favorable change was primarily driven by amortization of net actuarial costs.

Other, Net

Other, net income in 2025 was $35 million, compared to other, net income of $24 million in 2024. The increase in other, net income was primarily driven by an increase in unrealized gains on investments.

Federal and Foreign Income Taxes

Our effective tax rate on earnings from continuing operations was 22.1% in 2025, compared to 14.5% in 2024. The increase in our effective tax rate for 2025 was primarily attributable to a reduction in the estimated research and development tax credits for the prior period recorded in the current period.

For the year ended December 31, 2025, our effective tax rate differed from the federal statutory corporate income tax rate of 21% primarily due to a reduction in the estimated research and development tax credits for the prior period recorded in the current period.

In 2021, the Organization for Economic Co-operation and Development ("OECD") announced a two-pillar solution to address tax challenges arising from the digitalization of the economy, which included a 15% global minimum tax under Pillar Two Model Rules ("Pillar Two"). On January 5, 2026, the OECD released a "side-by-side package" ("SbS") for Pillar Two that includes administrative guidance on a SbS system, a permanent simplified effective tax rate safe harbor, an extension of the transitional country-by-country reporting safe harbor through 2027, and a substance-based tax incentive safe harbor. Under this guidance, the U.S. is recognized as a qualified SbS regime which effectively alleviates U.S.-based multi-national companies from top-up tax collectible under the Pillar Two income inclusion and undertaxed payments rules. While we may be subject to Qualified Domestic Minimum Top-up Taxes in the jurisdictions in which we operate, the safe harbors provided by SbS are broadly applicable and we do not expect the Pillar Two framework to have a material impact on our effective tax rate, consolidated results of operations, financial position, or cash flows.

BACKLOG

Total backlog as of December 31, 2025 and 2024, was approximately $53.1 billion and $48.7 billion, respectively. Total backlog includes both funded backlog (firm orders for which funding is contractually obligated by the customer) and unfunded backlog (firm orders for which funding is not currently contractually obligated by the customer). Backlog excludes unexercised contract options and unfunded indefinite delivery/indefinite quantity orders. For contracts having no stated contract values, backlog includes only the amounts committed by the customer as of December 31, 2025 and 2024, respectively.

The following table presents funded and unfunded backlog by segment as of December 31, 2025 and 2024:

| ($ in millions) | December 31, 2025 | | | December 31, 2024 | | |
	Funded	Unfunded	Total Backlog	Funded	Unfunded	Total Backlog
Ingalls	$ 14,925	$ 2,856	$ 17,781	$ 13,519	$ 2,333	$ 15,852
Newport News	15,337	14,588	29,925	12,079	14,666	26,745
Mission Technologies	1,723	3,710	5,433	1,824	4,292	6,116
Total backlog	$ 31,985	$ 21,154	$ 53,139	$ 27,422	$ 21,291	$ 48,713

We expect approximately 21% of the $53.1 billion total backlog as of December 31, 2025, to be converted into sales during the year ending December 31, 2026. U.S. Government orders comprised substantially all of the backlog as of December 31, 2025 and 2024.

Contract Awards

The value of new contract awards during the year ended December 31, 2025, was approximately $16.9 billion, primarily driven by awards at Newport News and Ingalls, inclusive of a contract modification for construction of two additional Block V *Virginia* class submarines.

LIQUIDITY AND CAPITAL RESOURCES

We seek to efficiently convert operating results into cash for deployment in operating our businesses, implementing our business strategy, and maximizing stockholder value. We use various financial measures to inform our capital deployment strategy, including net cash provided by operating activities and free cash flow. We believe these measures are useful to investors in assessing our financial performance.

The following table summarizes key components of net cash provided by operating activities:

| ($ in millions) | Year Ended December 31 | | | 2025 over 2024 | | 2024 over 2023 | |
	2025	2024	2023	Dollars	Percent	Dollars	Percent
Net earnings	$ 605	$ 550	$ 681	$ 55	10 %	$ (131)	(19)%
Depreciation and amortization of purchased intangibles	329	326	347	3	1 %	(21)	(6)%
Stock-based compensation	54	23	34	31	135 %	(11)	(32)%
Deferred income taxes	203	(122)	(113)	325	266 %	(9)	(8)%
Gain on investments in marketable securities	(34)	(22)	(23)	(12)	(55)%	1	4 %
Other non-cash transactions, net	23	10	29	13	130 %	(19)	(66)%
Retiree benefits	(154)	(112)	(75)	(42)	(38)%	(37)	(49)%
Trade working capital decrease (increase)	170	(260)	90	430	165 %	(350)	(389)%
Net cash provided by operating activities	$ 1,196	$ 393	$ 970	$ 803	204 %	$ (577)	(59)%

We have historically maintained a capital structure comprised of a mix of equity and debt financing. We expect to meet our current debt obligations as they come due through internally generated funds from current levels of operations, existing borrowing facilities, and/or through refinancing in the debt markets prior to the maturity dates of our debt.

Cash Flows

Operating Activities

Cash provided by operating activities in 2025 was $1,196 million, compared to $393 million provided by operating activities in 2024. The favorable change in operating cash flow was primarily due to a favorable change in trade working capital driven by the timing of billings across programs, lower cash paid for income taxes, and higher earnings.

We expect cash generated from operations in 2026, in combination with our current cash and cash equivalents, as well as existing borrowing facilities, to be sufficient to service debt and retiree benefit plans, meet contractual obligations, and fund capital expenditures for at least the next 12 calendar months beginning January 1, 2026 and beyond such 12-month period based on our current business plans.

Investing Activities

Cash used in investing activities in 2025 was $521 million, compared to $348 million used in investing activities in 2024. The change in investing cash was primarily driven by the acquisition of W International and an increase in capital expenditures.

For 2026, we expect our capital expenditures for maintenance and sustainment to be approximately 1.0% to 1.5% of annual revenues and our discretionary capital expenditures to be approximately 3.0% to 3.5% of annual revenues. Our capital expenditures are expected to increase due to investments to expand our shipbuilding capacity.

Financing Activities

Cash used in financing activities in 2025 was $732 million, compared to $356 million provided by financing activities in 2024. The change in cash provided by financing activities was primarily due to proceeds from the issuance of long term debt in the prior year and higher repayment of long term debt in the current year, partially offset by lower repurchases of common stock.

Free Cash Flow

Free cash flow represents cash provided by operating activities less capital expenditures net of related grant proceeds. Free cash flow is not a measure recognized under GAAP. Free cash flow has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, net earnings as a measure of our performance or net cash provided by operating activities as a measure of our liquidity. We believe free cash flow is an important liquidity measure for our investors because it provides them insight into our current and period-to-period performance and our ability to generate cash from continuing operations. We also use free cash flow as a key operating metric in assessing the performance of our business and as a key performance measure in evaluating management performance and determining incentive compensation. Free cash flow may not be comparable to similarly titled measures of other companies.

The following table reconciles net cash provided by operating activities to free cash flow:

($ in millions)	Year Ended December 31		
	2025	**2024**	**2023**
Net cash provided by operating activities	$ **1,196**	$ 393	$ 970
Less capital expenditures:			
Capital expenditure additions	**(402)**	(367)	(292)
Grant proceeds for capital expenditures	**6**	14	14
Free cash flow	$ **800**	$ 40	$ 692

Free cash flow in 2025 increased $760 million from 2024, primarily due to a favorable change in trade working capital driven by the timing of billings across programs, lower cash paid for income taxes, and higher earnings, partially offset by higher capital expenditures.

Retirement Related Benefit Plan Contributions

ERISA, including amendments under pension relief legislation, defines the minimum amount we must contribute to our qualified defined benefit pension plans. In determining whether to make discretionary contributions to these plans above the minimum required amounts, we consider various factors, including maintaining the funded status needed to avoid potential benefit restrictions and other adverse consequences, maintaining minimum CAS funding requirements, and the current and anticipated future funding levels of each plan. The contributions to our qualified defined benefit pension plans are affected by a number of factors, including published Internal Revenue Service

("IRS") interest rates, the actual return on plan assets, actuarial assumptions, and demographic experience. These factors and our resulting contributions also impact the funded status of the plans.

We made the following minimum and discretionary contributions to our pension and other postretirement benefit plans in the years ended December 31, 2025, 2024, and 2023:

($ in millions)	Year Ended December 31		
	2025	2024	2023
Pension plans			
Discretionary			
Qualified	$ —	$ —	$ —
Non-qualified	14	11	12
Other benefit plans	40	36	32
Total contributions	$ 54	$ 47	$ 44

As of December 31, 2025 and 2024, our qualified pension plans were funded 126% and 125%, respectively on a FAS basis. As of December 31, 2025 and 2024, these plans were sufficiently funded on an ERISA basis so as not to be subject to benefit payment restrictions. The funded percentages under ERISA and FAS vary due to inherent differences in the assumptions and methodologies used to calculate the respective obligations. We expect our 2026 cash contributions to our qualified defined benefit pension plans to be approximately $2 million, all of which we anticipate will be discretionary and which are exclusive of CAS cost recoveries in our contracts. Due to the differences in calculation methodologies, our FAS expense is not necessarily representative of our funding requirements or CAS cost recoveries.

We expect 2026 contributions to our other postretirement benefit plans to be approximately $35 million, which are exclusive of CAS cost recoveries under our contracts. Contributions for other postretirement benefit plans are not required to be funded in advance and are paid on an as-incurred basis.

Other Sources and Uses of Capital

Stockholder Distributions - In November 2025, our board of directors authorized an increase in our quarterly cash dividend to $1.38 per share. The board previously increased the quarterly cash dividend to $1.35 per share in November 2024 and $1.30 per share in November 2023. We paid cash dividends totaling $213 million ($5.43 per share), $206 million ($5.25 per share), and $200 million ($5.02 per share) in the years ended December 31, 2025, 2024, and 2023, respectively.

In January 2024, our board of directors authorized an increase to our stock repurchase program from $3.2 billion to $3.8 billion and an extension of the term of the program to December 31, 2028. Repurchases are made from time to time at management's discretion in accordance with applicable federal securities laws. For the year ended December 31, 2025, the Company did not repurchase any shares. For the year ended December 31, 2024, the Company repurchased 607,841 shares at an aggregate cost of $163 million, including $1 million of accrued excise tax. For the year ended December 31, 2023, the Company repurchased 337,007 shares at an aggregate cost of $75 million. The cost of repurchased shares is recorded as treasury stock in the consolidated statements of financial position.

Additional Capital - In May 2025, the Company repaid $500 million aggregate principal amount of its 3.844% senior notes upon their maturity. The repayment was funded using a combination of cash on hand and proceeds from the Company's commercial paper program.

In November 2024, we issued $500 million aggregate principal amount of 5.353% senior notes due 2030 and $500 million aggregate principal amount of 5.749% senior notes due 2035. The net proceeds from these senior notes were used for general corporate purposes, including debt repayment (which included repayment of our 3.844% senior notes due 2025 and commercial paper borrowings) and working capital.

In September 2024, we amended and restated our existing $1.5 billion credit facility, increasing the capacity thereunder to $1.7 billion and extending the maturity date to September 2029 (the "Second Amended and Restated

Revolving Credit Facility"). The Second Amended and Restated Revolving Credit Facility includes a letter of credit sub-facility of $300 million.

In September 2024, our borrowing capacity under our unsecured commercial paper note program increased from $1 billion to $1.7 billion. As of December 31, 2025, the Company had no outstanding debt under the commercial paper program.

Contractual Obligations - Our future contractual obligations are related to debt, leases, pension liabilities, unrecognized tax benefits, workers' compensation, and purchase obligations. See Note 13: Debt, Note 15: Leases, Note 17: Employee Pension and Other Postretirement Benefits, Note 12: Income Taxes, Note 2: Summary of Significant Accounting Policies, and Note 16: Commitments and Contingencies in Item 8 for information about those obligations. Our purchase obligations as of December 31, 2025, were approximately $7,063 million, with approximately $3,442 million expected to be paid in 2026 and $3,621 million thereafter. A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. As of December 31, 2025, future scheduled periodic interest payments on our outstanding long-term debt, including commitment fees that we are obligated to pay on our existing $1.7 billion Second Amended and Restated Revolving Credit Facility, were approximately $582 million, with approximately $114 million expected to be paid in 2026 and $468 million thereafter.

Off-Balance Sheet Arrangements

In the ordinary course of business, we use letters of credit issued by commercial banks to support certain leases, insurance policies, and contractual performance obligations, as well as surety bonds issued by insurance companies principally to support our self-insured workers' compensation plans. As of December 31, 2025, $11 million in letters of credit were issued but undrawn and $368 million of surety bonds were outstanding. As of December 31, 2025, we had no other significant off-balance sheet arrangements.

GLOSSARY OF PROGRAMS

Included below are brief descriptions of some of the programs discussed in this Annual Report on Form 10-K.

Program Name	Program Description
Aircraft carrier RCOH	Perform refueling and complex overhaul ("RCOH") of nuclear-powered aircraft carriers, which is required at the mid-point of their 50-year life cycle. USS *John C. Stennis* (CVN 74) arrived at Newport News for the start of its RCOH in May 2021, and USS *George Washington* (CVN 73) was redelivered to the U.S. Navy in May 2023.
America class (LHA 6) amphibious assault ships	Design and build large deck amphibious assault ships that provide forward presence and power projection as an integral part of joint, interagency and multinational maritime expeditionary forces. The *America* class (LHA 6) ships, together with the *Wasp* class (LHD 1) ships, are the successors to the decommissioned *Tarawa* class (LHA 1) ships. The *America* class (LHA 6) ships optimize aviation operations and support capabilities. In 2023, we were awarded a long-lead-time material contract for *Helmand Province* (LHA 10), and in 2024, we were awarded a contract modification for the detail design and construction of *Helmand Province* (LHA 10). We are currently constructing *Bougainville* (LHA 8) and *Fallujah* (LHA 9).
Arleigh Burke class (DDG 51) destroyers	Build guided missile destroyers designed for conducting anti-air, anti-submarine, anti-surface, and strike operations. The Aegis-equipped *Arleigh Burke* class (DDG 51) destroyers are the U.S. Navy's primary surface combatant, and have been constructed in variants, allowing technological advances during construction. We delivered USS *Jack H. Lucas (DDG 125) and* USS *Ted Stevens* (DDG 128) in 2023 and 2025, respectively. We have contracts to construct the following *Arleigh Burke* class (DDG 51) destroyers: *Jeremiah Denton* (DDG 129), *George M. Neal* (DDG 131), *Sam Nunn* (DDG 133), *Thad Cochran* (DDG 135), *John F. Lehman* (DDG 137), *Telesforo Trinidad* (DDG 139), *Ernest E. Evans* (DDG 141), *Charles J. French* (DDG 142), *Richard J. Danzig* (DDG 143), *Intrepid* (DDG 145), and *Robert Kerrey* (DDG 146).
Columbia class (SSBN 826) submarines	Design and construct modules for *Columbia* class (SSBN 826) nuclear ballistic missile submarines ("SSBNs") as a subcontractor to Electric Boat. SSBNs are the most secure and survivable of our nation's nuclear deterrent triad. *Columbia* class SSBNs will carry approximately 70 percent of the nation's nuclear arsenal. The *Columbia* class (SSBN 826) program plan of record is to construct 12 new SSBNs to replace the current aging *Ohio* class. As a subcontractor to Electric Boat, we leverage our *Virginia* class (SSN 774) experience to perform design work and build modules for the entire *Columbia* class (SSBN 826) submarine program. We have been awarded contracts from Electric Boat for integrated product and process development, providing long–lead–time material and advance construction, and construction of the first two boats of the *Columbia* class (SSBN 826) submarine program. Construction of the first *Columbia* class (SSBN 826) submarine began in 2020. In 2023, we received an award modification for long-lead-time material and advance construction for the next five boats.
Gerald R. Ford class (CVN 78) aircraft carriers	Design and construction for the *Ford* class program, which is the aircraft carrier replacement program for the decommissioned *Enterprise* (CVN 65) and *Nimitz* class (CVN 68) aircraft carriers. USS *Gerald R. Ford* (CVN 78), the first ship of the *Ford* class, was delivered to the U.S. Navy in the second quarter of 2017. In June 2015, we were awarded a contract for the detail design and construction of *John F. Kennedy* (CVN 79), following several years of engineering, advance construction, and purchase of long-lead-time components and material. In addition, we have received awards for detail design and construction of *Enterprise* (CVN 80) and *Doris Miller* (CVN 81). This category also includes the class' non-recurring engineering. The class is expected to bring improved warfighting capability, quality of life improvements for sailors, and reduced life cycle costs.

Legend class National Security Cutter	Design and build the U.S. Coast Guard's National Security Cutters ("NSCs"), the largest and most technically advanced class of cutter in the U.S. Coast Guard. The NSC is equipped to carry out maritime homeland security, maritime safety, protection of natural resources, maritime mobility, and national defense missions. There were initially 11 ships for this program, of which the first ten ships have been delivered. In 2025, we reached agreement with the U.S. Coast Guard to terminate production and delivery of the 11th and final ship.
Naval nuclear support services	Provide services to and in support of the U.S. Navy, ranging from services supporting the Navy's carrier and submarine fleets to maintenance services at U.S. Navy training facilities. Naval nuclear support services include design, construction, maintenance, and disposal activities for in-service U.S. Navy nuclear ships worldwide through mobile and in-house capabilities. Services include maintenance services on nuclear reactor prototypes, such as those at the Kenneth A. Kesselring Site, a research and development facility in New York that supports the U.S. Navy, which were completed in 2024.
San Antonio class (LPD 17) amphibious transport dock ships	Design and build amphibious transport dock ships, which are warships that embark, transport, and land elements of a landing force for a variety of expeditionary warfare missions, and also serve as the secondary aviation platform for Amphibious Readiness Groups. The *San Antonio* class (LPD 17) is the newest addition to the U.S. Navy's 21st century amphibious assault force, and these ships are a key element of the U.S. Navy's seabase transformation. In 2022, we were awarded a long-lead-time material contract for *Philadelphia* (LPD 32). In 2023, we received an award modification for the detail design and construction of *Philadelphia* (LPD 32). In 2024, we delivered USS *Richard M. McCool Jr.* (LPD 29), and we were awarded a multi-ship procurement contract for the construction of *Travis Manion* (LPD 33), LPD 34 (unnamed), and LPD 35 (unnamed). We are currently constructing *Harrisburg* (LPD 30), *Pittsburgh* (LPD 31), and *Philadelphia* (LPD 32).
Virginia class (SSN 774) fast attack submarines	Construct attack submarines as part of a teaming agreement with Electric Boat. The *Virginia* class (SSN 774) is a post-Cold War design tailored to excel in a wide range of warfighting missions, including anti-submarine and surface ship warfare; special operation forces; strike; intelligence, surveillance, and reconnaissance; carrier and expeditionary strike group support; and mine warfare.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks, including those relating to interest rates and inflation.

Interest Rates - Our floating rate financial instruments subject to interest rate risk include a $1.7 billion revolving credit facility and a $1.7 billion commercial paper program. As of December 31, 2025, we had no indebtedness outstanding under our revolving credit facility or our commercial paper program, and therefore had no interest rate risk with respect to these instruments.

Inflation - Macroeconomic factors have contributed, and we expect will continue to contribute, to increasing cost inflation for raw materials, components, and supplies. We mitigate some cost inflation risk by negotiating long-term agreements with certain raw material suppliers and incorporating price escalation provisions in customer contracts to the extent possible. We include assumptions of anticipated cost growth in the development of our cost of completion estimates, but if inflationary conditions continue over the long-term, our cost assumptions may not be sufficient to cover all cost escalation or may impact the availability of resources to execute the respective contracts. Persistent cost inflation over the long-term may have an adverse impact on our financial position, results of operations, or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Huntington Ingalls Industries, Inc.
Newport News, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Huntington Ingalls Industries, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, the related notes and the financial statement schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 5, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue – Shipbuilding Contracts — Refer to Notes 2 and 7 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue on shipbuilding contracts with U.S. Government customers over time as the construction of the ship progresses because transfer of control to the customer is continuous. Ordinarily the Company's contracts represent a single distinct performance obligation due to the highly interdependent and interrelated nature of the underlying goods. The use of the cost-to-cost method to measure performance progress over time is supported by clauses in the related contracts that allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit, and take control of any work in process. The accounting for these contracts involves judgment, particularly as it relates to the process of estimating total material costs, labor costs, and profit for the performance obligation. Cost of sales is recognized as incurred, and revenues are determined by adding a proportionate amount of the estimated profit to the amount reported as cost of sales.

Given the judgments necessary to estimate total material costs, labor costs, and profit in order to recognize revenue for certain shipbuilding contracts, auditing such estimates required extensive audit effort due to the complexity of the contracts and a high degree of auditor's judgment, especially for contracts where there is limited historical data.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of total material costs, labor costs, and profit in order to recognize revenue for certain shipbuilding contracts included the following, among others:

- We tested the effectiveness of controls over shipbuilding contract revenue, including management's controls over the estimates of total material costs, labor costs, and profit for performance obligations.

- We developed independent estimates of revenue based on historical profit margins and current year recorded costs. We compared those estimates to revenue recognized by the Company.

- We obtained the population of contracts during 2025 and assessed the financial and performance risk of the contracts based on our knowledge gained through prior-year audits of the Company, industry experience, and ongoing conversations with members of program management regarding the contract performance to identify contracts that we believe have an increased level of risk. For such contracts selected, we performed tailored audit procedures to address the specific characteristics of audit interest identified. Procedures performed included:
  - Read the relevant portions of contracts including any recent contract modifications to understand contract terms, including incentives, fee arrangement, scope of work, and other unusual contract terms.
  - Evaluated the estimates of total costs and profit for the performance obligation by performing some combination of the following:
    - Performed inquiries with the business managers and corroborated the information gained from these inquiries with other parties who have detailed knowledge of the contract's progress, issues being encountered, and overall production status.
    - Evaluated the appropriateness and consistency of management's material and labor estimates against historical performance, underlying performance metrics, and metrics of similar performance obligations.
    - Evaluated the range and probabilities of reasonably possible outcomes and where management set its point estimate within the range and tested the accuracy and completeness of the key data used in developing estimates.
    - Performed retrospective reviews when evaluating the thoroughness and precision of management's estimation process by comparing costs incurred to date to previous estimates.
    - Tested the appropriateness of the timing and accuracy of changes in estimates, including inspection of underlying source documentation, and consideration of any contradictory information.
    - Evaluated the necessity and appropriateness of any constraints applied against any variable consideration.

/s/ Deloitte & Touche LLP

Richmond, Virginia
February 5, 2026

We have served as the Company's auditor since 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Huntington Ingalls Industries, Inc.
Newport News, Virginia

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Huntington Ingalls Industries, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 5, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Richmond, Virginia
February 5, 2026

HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(in millions, except per share amounts)	Year Ended December 31					
	2025		2024		2023	
Sales and service revenues						
Product sales	$	8,133	$	7,464	$	7,664
Service revenues		4,351		4,071		3,790
Sales and service revenues		12,484		11,535		11,454
Cost of sales and service revenues						
Cost of product sales		7,081		6,500		6,467
Cost of service revenues		3,818		3,585		3,341
Income from operating investments, net		46		49		37
Other income and gains, net		3		9		120
General and administrative expenses		977		973		1,022
Operating income		657		535		781
Other income (expense)						
Interest expense		(105)		(95)		(95)
Non-operating retirement benefit		190		179		148
Other, net		35		24		19
Earnings before income taxes		777		643		853
Federal and foreign income taxes		172		93		172
Net earnings	$	605	$	550	$	681
Basic earnings per share	$	15.39	$	13.96	$	17.07
Weighted-average common shares outstanding		39.3		39.4		39.9
Diluted earnings per share	$	15.39	$	13.96	$	17.07
Weighted-average diluted shares outstanding		39.3		39.4		39.9
Net earnings from above	$	605	$	550	$	681
Other comprehensive income						
Change in unamortized benefit plan costs		(33)		528		238
Tax benefit (expense) for items of other comprehensive income		8		(134)		(61)
Other comprehensive income (loss), net of tax		(25)		394		177
Comprehensive income	$	580	$	944	$	858

The accompanying notes are an integral part of these consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

| | December 31 | |
($ in millions)	2025	2024
Assets		
Current Assets		
Cash and cash equivalents	$ 774	$ 831
Accounts receivable, net	339	212
Contract assets	1,758	1,683
Inventoried costs	219	208
Income taxes receivable	284	204
Prepaid expenses and other current assets	77	90
Total current assets	3,451	3,228
Property, Plant, and Equipment		
Land and land improvements	400	377
Buildings and leasehold improvements	3,483	3,182
Machinery and other equipment	2,402	2,267
Capitalized software costs	195	207
	6,480	6,033
Accumulated depreciation and amortization	(2,754)	(2,583)
Property, plant, and equipment, net	3,726	3,450
Other Assets		
Operating lease assets	267	239
Goodwill	2,650	2,618
Other intangible assets, net of accumulated amortization of $1,222 million as of 2025 and $1,118 million as of 2024	694	782
Pension plan assets	1,544	1,422
Miscellaneous other assets	417	402
Total other assets	5,572	5,463
Total assets	$ 12,749	$ 12,141

The accompanying notes are an integral part of these consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION - CONTINUED

($ in millions)	December 31	
	2025	2024
Liabilities and Stockholders' Equity		
Current Liabilities		
Trade accounts payable	$ 556	$ 598
Accrued employees' compensation	443	392
Current portion of long-term debt	—	503
Current portion of postretirement plan liabilities	119	124
Current portion of workers' compensation liabilities	217	201
Contract liabilities	1,220	774
Other current liabilities	490	399
Total current liabilities	3,045	2,991
Long-term debt	2,700	2,700
Pension plan liabilities	155	142
Other postretirement plan liabilities	200	209
Workers' compensation liabilities	442	443
Long-term operating lease liabilities	223	205
Deferred tax liabilities	572	378
Other long-term liabilities	339	407
Total liabilities	7,676	7,475
Commitments and Contingencies (Note 16)		
Stockholders' Equity		
Common stock, $0.01 par value; 150,000,000 shares authorized; 53,826,236 issued and 39,241,527 outstanding as of 2025, and 53,714,128 issued and 39,129,419 outstanding as of 2024	1	1
Additional paid-in capital	2,087	2,045
Retained earnings	5,487	5,097
Treasury stock	(2,449)	(2,449)
Accumulated other comprehensive loss	(53)	(28)
Total stockholders' equity	5,073	4,666
Total liabilities and stockholders' equity	$ 12,749	$ 12,141

The accompanying notes are an integral part of these consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)		Year Ended December 31				
		2025		**2024**		**2023**
Operating Activities						
Net earnings	$	**605**	$	550	$	681
Adjustments to reconcile to net cash provided by operating activities						
Depreciation		**225**		217		219
Amortization of purchased intangibles		**104**		109		128
Stock-based compensation		**54**		23		34
Deferred income taxes		**203**		(122)		(113)
Gain on investments in marketable securities		**(34)**		(22)		(23)
Other non-cash transactions, net		**23**		10		29
Change in						
Accounts receivable		**(127)**		256		168
Contract assets		**(75)**		(146)		(297)
Inventoried costs		**(11)**		(22)		(3)
Prepaid expenses and other assets		**(66)**		(33)		(42)
Accounts payable and accruals		**449**		(315)		264
Retiree benefits		**(154)**		(112)		(75)
Net cash provided by operating activities		**1,196**		393		970
Investing Activities						
Capital expenditures						
Capital expenditure additions		**(402)**		(367)		(292)
Grant proceeds for capital expenditures		**6**		14		14
Acquisitions of businesses		**(132)**		—		—
Investment in affiliates		**—**		—		(24)
Proceeds from equity method investment		**—**		—		63
Proceeds from sale of investments		**5**		—		—
Other investing activities, net		**2**		5		3
Net cash used in investing activities		**(521)**		(348)		(236)
Financing Activities						
Proceeds from issuance of long-term debt		**—**		1,000		—
Repayment of long-term debt		**(500)**		(229)		(480)
Proceeds from line of credit borrowings		**—**		42		—
Repayment of line of credit borrowings		**—**		(42)		—
Debt issuance costs		**—**		(17)		—
Dividends paid		**(213)**		(206)		(200)
Repurchases of common stock		**—**		(162)		(75)
Employee taxes on certain share-based payment arrangements		**(14)**		(25)		(13)
Other financing activities, net		**(5)**		(5)		(3)
Net cash provided by (used in) financing activities		**(732)**		356		(771)
Change in cash and cash equivalents		**(57)**		401		(37)
Cash and cash equivalents, beginning of period		**831**		430		467
Cash and cash equivalents, end of period	$	**774**	$	831	$	430
Supplemental Cash Flow Disclosure						
Cash paid for interest	$	**108**	$	101	$	101
Non-Cash Investing and Financing Activities						
Capital expenditures accrued in accounts payable	$	**23**	$	23	$	29

The accompanying notes are an integral part of these consolidated financial statements.

HUNTINGTON INGALLS INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($ in millions)	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance as of December 31, 2022	$ 1	$ 2,022	$ 4,276	$ (2,211)	$ (599)	$ 3,489
Net earnings	—	—	681	—	—	681
Dividends declared ($5.02 per share)	—	—	(200)	—	—	(200)
Stock compensation	—	23	(2)	—	—	21
Other comprehensive income, net of tax	—	—	—	—	177	177
Treasury stock activity	—	—	—	(75)	—	(75)
Balance as of December 31, 2023	1	2,045	4,755	(2,286)	(422)	4,093
Net earnings	—	—	550	—	—	550
Dividends declared ($5.25 per share)	—	—	(206)	—	—	(206)
Stock compensation	—	—	(2)	—	—	(2)
Other comprehensive income, net of tax	—	—	—	—	394	394
Treasury stock activity	—	—	—	(163)	—	(163)
Balance as of December 31, 2024	1	2,045	5,097	(2,449)	(28)	4,666
Net earnings	—	—	**605**	—	—	**605**
Dividends declared ($5.43 per share)	—	—	**(213)**	—	—	**(213)**
Stock compensation	—	**42**	**(2)**	—	—	**40**
Other comprehensive loss, net of tax	—	—	—	—	**(25)**	**(25)**
Balance as of December 31, 2025	**$ 1**	**$ 2,087**	**$ 5,487**	**$ (2,449)**	**$ (53)**	**$ 5,073**

The accompanying notes are an integral part of these consolidated financial statements.

TABLE OF CONTENTS

HUNTINGTON INGALLS INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Huntington Ingalls Industries, Inc. ("HII" or the "Company") is a global, all-domain defense partner, building and delivering the world's most powerful, survivable naval ships and technologies that safeguard America's seas, sky, land, space, and cyber. HII is organized into three reportable segments: Ingalls Shipbuilding ("Ingalls"), Newport News Shipbuilding ("Newport News"), and Mission Technologies. For more than a century, the Company's Ingalls segment in Mississippi and Newport News segment in Virginia have built more ships in more ship classes than any other U.S. naval shipbuilder, making HII America's largest shipbuilder. The Mission Technologies segment develops integrated technology solutions and products that enable today's connected, all-domain force.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements of HII and its subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the instructions to Form 10-K promulgated by the Securities and Exchange Commission ("SEC"). As used in the Notes to the Consolidated Financial Statements, the terms "HII" and "the Company" refer to HII and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation. For classification of current assets and liabilities related to its long-term production contracts, the Company uses the duration of these contracts as its operating cycle, which is generally longer than one year. Additionally, certain prior year amounts have been reclassified to conform to the current year presentation.

Accounting Estimates - The preparation of the Company's consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information, and actual results could differ materially from those estimates.

Revenue Recognition - Most of the Company's revenues are derived from long-term contracts for the production of goods and services provided to its U.S. Government customers. The Company generally recognizes revenues on contracts with U.S. Government customers over time using a cost-to-cost measure of progress. The use of the cost-to-cost method to measure performance progress over time is supported by clauses in the related contracts that allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit, and take control of any work in process. The Company utilizes the cost-to-cost method to measure performance progress because it best reflects the continuous transfer of control of the related goods and services to the customer as the Company satisfies its performance obligations.

When the customer is not a U.S. Government entity, the Company may recognize revenue over time or at a point in time when control transfers upon delivery, depending upon the facts and circumstances of the related arrangement. When the Company determines that revenue should be recognized over time, the Company utilizes a measure of progress that best depicts the transfer of control of the relevant goods and services to the customer. Generally, the terms and conditions of the contracts result in a transfer of control of the related goods and services as the Company satisfies its performance obligations. Accordingly, the Company recognizes revenue over time using the cost-to-cost method to measure performance progress. The Company may, however, utilize a measure of progress other than cost-to-cost, such as a labor-based measure of progress, if the terms and conditions of the arrangement require such accounting.

When using the cost-to-cost method to measure performance progress, certain contracts may include costs that are not representative of performance progress, such as large upfront purchases of uninstalled materials, unexpected waste, or inefficiencies. In these cases, the Company adjusts its measure of progress to exclude such costs, with the goal of better reflecting the transfer of control of the related goods or services to the customer and recognizing revenue only to the extent of the costs incurred that reflect the Company's performance under the contract.

In addition, for time and material arrangements, the Company often utilizes the practical expedient allowing the recognition of revenue in the amount the Company has a right to invoice, which corresponds with the value provided to the customer and to which the Company is entitled to payment for performance to date.

A performance obligation is a promise to transfer a distinct good or service to the customer and is the unit of account for which revenue is recognized. To determine the proper revenue recognition method, consideration is given to whether two or more contracts should be combined and accounted for as one contract and whether a single contract consists of more than one performance obligation. For contracts with multiple performance obligations, the contract transaction price is allocated to each performance obligation using an estimate of the standalone selling price based upon expected cost plus a margin at contract inception, which is generally the price disclosed in the contract. Contracts are often modified to account for changes in contract specifications and requirements. Generally, modifications do not result in additional performance obligations that are distinct from the existing performance obligations in the contract, and the effects of the modifications are recognized as an adjustment to revenue on a cumulative catch-up basis. Alternatively, when the performance obligations in the modifications are deemed distinct, contract modifications are accounted for prospectively.

The amount of revenue recognized as the Company satisfies performance obligations associated with contracts with customers is based upon the determination of transaction price. Transaction price reflects the amount of consideration to which the Company expects to be entitled for performance under the terms and conditions of the contract. Transaction price may include fixed and variable components, including shareline incentive fees whereby the value of the contract is variable based upon the amount of costs incurred, as well as other incentive fees based upon achievement of contractual schedule commitments or other specified criteria in the contract. Shareline incentive fees are determined based upon the formula under the relevant contract using the Company's estimated cost to complete for each period. The Company generally utilizes a most likely amount approach to estimate variable consideration. In all such instances, the estimated revenues represent those amounts for which the Company believes a significant reversal of revenue is not probable.

Contract Estimates - In estimating contract performance, the Company utilizes a profit-booking rate based upon performance expectations that takes into consideration a number of assumptions and estimates regarding risks related to technical requirements, feasibility, schedule, and contract costs. Management performs periodic reviews of the contracts to evaluate the underlying risks, which may increase the profit-booking rate as the Company is able to mitigate and retire such risks. Conversely, if the Company is not able to retire these risks, cost estimates may increase, resulting in a lower profit-booking rate.

The cost estimation process requires significant judgment based upon the professional knowledge and experience of the Company's engineers, program managers, and financial professionals. Factors considered in estimating the work to be completed and ultimate contract recovery include the availability, productivity, and cost of labor, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, the effect of any performance delays, the availability and timing of funding from the customer, and the recoverability of any claims included in the estimates to complete.

Changes in estimates of sales, costs, and profits on a performance obligation are recognized using the cumulative catch-up method of accounting, which recognizes in the current period the cumulative effect of the changes in current and prior periods. A significant change in an estimate on one or more contracts in a period could have a material effect on the Company's consolidated financial position or results of operations for that period.

When estimates of total costs to be incurred exceed estimates of total revenue to be earned on a complex, construction-type contract or a performance obligation related to such a contract, a provision for the entire loss on the contract or the performance obligation is recognized in the period the loss is determined. The determination of whether the loss is identified at the contract or performance obligation level is an accounting policy election that is applied consistently to similar contract types.

Accounts Receivable - Accounts receivable include amounts related to any unconditional Company right to receive consideration and are presented as accounts receivable, net in the consolidated statements of financial position, separate from other contract balances. Accounts receivable are comprised of amounts billed and currently due from customers. The Company reports accounts receivable net of an allowance for expected credit losses. Because the Company's accounts receivable are primarily with the U.S. Government or with companies acting as a contractor to the U.S. Government, the Company does not have material exposure to accounts receivable credit risk.

Contract Assets - Contract assets primarily relate to the Company's right to consideration for work completed but not billed as of the reporting date when the right to payment is not subject only to the passage of time, including retention amounts. Contract assets are classified as current assets and, in accordance with industry practice, include amounts that may be billed and collected beyond one year due to the long-term nature of many of the Company's contracts. Contract assets are transferred to accounts receivable when the right to consideration becomes unconditional.

Contract Liabilities - Contract liabilities are comprised of advance payments, billings in excess of revenues, and deferred revenue amounts. Such advances are generally not considered a significant financing component, because they are utilized to pay for contract costs within a one-year period. Contract liability amounts are recognized as revenue once the requisite performance progress has occurred.

Inventoried Costs - Inventoried costs primarily relate to company-owned raw materials, which are stated at the lower of cost or net realizable value, generally using the average-cost method, and costs capitalized pursuant to applicable provisions of the Federal Acquisition Regulation ("FAR") and U.S. Cost Accounting Standards ("CAS"). Under the Company's U.S. Government contracts, the customer asserts title to, or a security interest in, inventories related to such contracts as a result of contract advances, performance-based payments, and progress payments. In accordance with industry practice, inventoried costs are classified as current assets and include amounts related to contracts having production cycles longer than one year.

Costs to Obtain or Fulfill a Contract - Costs to obtain a contract are incremental direct costs incurred to obtain a contract with a customer and are capitalized if material. Costs to fulfill a contract include costs directly related to a contract or a specific anticipated contract (for example, mobilization and set-up) that generate or enhance the Company's ability to satisfy its performance obligations under a contract. These costs are capitalized to the extent they are expected to be recovered from the associated contract. Capitalized costs to obtain or fulfill a contract are amortized to expense over the expected period of benefit. Costs to obtain or fulfill a contract are reported within prepaid expenses and other current assets on the consolidated statements of financial position and are not material as of December 31, 2025 and 2024.

Warranty Costs - Certain of the Company's contracts contain assurance-type warranty provisions, which generally promise that the service or vessel will comply with agreed upon specifications. In such instances, the Company accrues the estimated loss by a charge to income in the relevant period. In limited circumstances, the Company's complex construction type contracts may provide the customer with an option to purchase a warranty or provide an extended assurance service coupled with the primary assurance warranty. In such cases, the Company accounts for the warranty as a separate performance obligation to the extent it is material within the context of the contract. Warranty liabilities are reported within other current liabilities and are not material as of December 31, 2025 and 2024.

Government Grants - The Company recognizes incentive grants, including transfers of depreciable assets, from federal, state, and local governments at fair value upon compliance with the conditions of their receipt and reasonable assurance that the grants will be received or the depreciable assets will be transferred. Grants related to specific expenses are recognized in the period in which the expenses are incurred as an offset to the related expenses. Grants related to depreciable assets are recognized over the periods and in the proportions in which depreciation expense on those assets is recognized. Government grants are reported within other current liabilities and other long term liabilities and are not material as of December 31, 2025 and 2024.

General and Administrative Expenses - In accordance with industry practice and regulations that govern the cost accounting requirements for government contracts, most general corporate expenses incurred at both the segment and corporate locations are allowable and allocable costs on government contracts. These costs are allocated to contracts in progress on a systematic basis, and contract performance factors include this as an element of cost.

General and administrative expenses also include certain other costs that do not affect segment operating income, primarily non-current state income taxes. Non-current state income taxes include deferred state income taxes, which reflect the change in deferred state tax assets and liabilities, and the tax expense or benefit associated with changes in state unrecognized tax benefits in the relevant period.

Research and Development - Company-sponsored research and development activities primarily include independent research and development ("IR&D") related to experimentation, design, development, and test activities for government programs. IR&D expenses are included in general and administrative expenses and are generally allocable to government contracts. Company-sponsored IR&D expenses totaled $26 million, $27 million, and $35 million for the years ended December 31, 2025, 2024, and 2023, respectively. Expenses for research and development sponsored by the customer are charged directly to the related contracts.

Fair Value of Financial Instruments - In measuring fair value, the use of observable inputs is required to be maximized, where available. The fair value hierarchy provides for three levels of inputs:

Level 1: Quoted prices in active markets for identical assets and liabilities.

Level 2: Observable inputs, other than Level 1 prices, such as: quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that the Company corroborates with observable market data for substantially the full term of the related assets or liabilities.

Level 3: Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets and liabilities.

Except for the Company's long-term debt, the carrying amounts of the Company's financial instruments that are recorded at historical cost approximate fair value due to the short-term nature of the instruments and low credit risk associated with the respective counterparties.

The Company maintains multiple grantor trusts to fund certain non-qualified pension plans. These trusts were valued at $249 million and $233 million as of December 31, 2025 and 2024, respectively, and are presented within miscellaneous other assets on the consolidated statements of financial position. These trusts consist primarily of investments in marketable securities, which are held at fair value within Level 1 of the fair value hierarchy.

Asset Retirement Obligations - Asset decommissioning and/or remediation activities may be required when the Company ceases to utilize certain facilities. The Company records, within other current liabilities or other long-term liabilities as appropriate, all known asset retirement obligations for which the liability's fair value can be reasonably estimated, including certain asbestos removal, asset decommissioning, and lease restoration obligations. Asset retirement obligations for which the liability's fair value can be reasonably estimated are not material as of December 31, 2025 and 2024.

Income Taxes - Income tax expense and other related information are based on the prevailing statutory rates for U.S. federal income taxes and the composite state income tax rate for the Company for each period presented. Non-current state income taxes include deferred state income taxes, which reflect the change in deferred state tax assets and liabilities, and the tax expense or benefit associated with changes in state unrecognized tax benefits in the relevant period. These amounts are recorded within operating income, while the current period state income tax expense, which is generally allowable and allocable to contracts, is charged to contract costs and included in cost of sales and service revenues in segment operating income.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement purposes and for tax return purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates expected to be in effect when the deferred tax items reverse in future periods.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and recent results of operations. Based on the Company's evaluation of these deferred tax assets, valuation allowances of $25 million and $26 million were recognized as of December 31, 2025 and 2024, respectively.

Uncertain tax positions meeting the more-likely-than-not recognition threshold, based on the merits of the position, are recognized in the financial statements. The Company recognizes the amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. If a tax position does not meet the minimum statutory threshold to avoid payment of penalties, the Company recognizes an expense for the amount of the penalty in the period the tax position is claimed or expected to be claimed in its tax return. Penalties and accrued interest related to unrecognized tax benefits are recognized as a component of income tax expense. Changes in accruals associated with unrecognized tax benefits are recorded in earnings in the period in which they are determined.

Cash and Cash Equivalents - The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of these assets, which have original maturity dates of 90 days or less.

Concentration Risk - The Company's assets that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with reputable financial institutions and limits the amount of credit exposure with any one of them. The Company regularly evaluates the creditworthiness of these financial institutions and mitigates this credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty, and monitoring the financial condition of its counterparties.

In connection with its U.S. Government contracts, the Company is required to procure certain raw materials, components, and parts from supply sources approved by the U.S. Government. Only one supplier may exist for certain components and parts required to manufacture the Company's products.

Property, Plant, and Equipment - Depreciable properties owned by the Company are recorded at cost and depreciated over the estimated useful lives of individual assets and asset classes. Major improvements are capitalized while expenditures for maintenance, repairs, and minor improvements are expensed. Costs incurred for computer software developed or purchased for internal use are capitalized and amortized over the expected useful life of the software, not to exceed nine years. Leasehold improvements are amortized over the shorter of their useful lives or the term of the lease.

The remaining assets are depreciated using the straight-line method, with the following lives:

	Years		
Land improvements	2	-	40
Buildings and improvements	2	-	60
Capitalized software costs	3	-	9
Machinery and other equipment	2	-	40

The Company evaluates the recoverability of its property, plant, and equipment when changes in economic circumstances or business objectives indicate the carrying value may not be recoverable. The Company's evaluations include estimated future cash flows, profitability, and other factors affecting fair value. As these assumptions and estimates may change over time, it may or may not be necessary to record impairment charges.

Cloud Computing Arrangements - Certain costs to implement cloud computing service arrangements hosted by third party vendors are capitalized when incurred during the application development stage. Implementation costs are subsequently amortized using the straight-line method over the expected term of the related cloud computing service arrangement, generally ten years or less. Capitalized implementation costs are reported net of accumulated amortization within miscellaneous other assets on the consolidated statements of financial position and are not material as of December 31, 2025 and 2024.

Leases - The Company determines if an arrangement is a lease at contract inception. A lease exists when a contract conveys to a party the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company recognizes a lease liability at the lease commencement date, as the present value of future lease payments, using an estimated rate of interest that the Company would pay to borrow equivalent funds over an equivalent term on a collateralized basis. A lease asset is recognized based on the lease liability value and adjusted for any prepaid lease payments, initial direct costs, or lease incentive amounts. The lease term at the commencement date includes any renewal options or termination options when it is reasonably certain that the Company will exercise or not exercise those options, respectively.

Right of use assets associated with operating leases are recognized in operating lease assets in the consolidated statements of financial position. Lease liabilities associated with operating leases are recognized in long-term operating lease liabilities, with short-term lease liability amounts included in other current liabilities in the consolidated statements of financial position. Right of use assets associated with finance leases are included in miscellaneous other assets in the consolidated statements of financial position. Finance lease liabilities are included in the current portion of long-term debt and long-term debt in the consolidated statements of financial position.

Rent expense for operating leases is recognized on a straight-line basis over the lease term and included in cost of sales and service revenues in the consolidated statements of operations and comprehensive income. Variable lease payments are generally recognized to expense as incurred and are not included in the right of use assets or lease liabilities.

The Company elected, for all asset classes, to exclude from its consolidated statements of financial position leases having terms of 12 months or less (short-term leases) and elected not to separate lease and non-lease components in the determination of lease payment obligations for its long-term lease contracts.

Goodwill and Other Intangible Assets - The Company performs impairment tests for goodwill annually as of October 31 and between annual impairment tests if an event occurs or circumstances of potential impairment exist that would more likely than not reduce the fair values of the Company's reporting units below their carrying values. The Company's reporting units are aligned with its operating segments. The Company assesses qualitative factors to determine whether it is more likely than not that the fair value of the goodwill allocated to the reporting unit is less than its carrying amount. If the qualitative assessment indicates a possible impairment, the carrying value of the reporting unit is compared to its fair value, which is determined using a combination of discounted cash flow analysis and comparative market multiples. If the fair value is determined to be less than the carrying value, the Company records an impairment charge to the reporting unit.

The Company evaluates the recoverability of its intangible long-lived assets when changes in economic circumstances or business objectives indicate the carrying value may not be recoverable. The Company's purchased intangible assets are amortized on a straight-line basis or a method based on the pattern of benefits over their estimated useful lives.

Equity Method Investments - Investments in which the Company has the ability to exercise significant influence over the investee, but does not own a majority interest or otherwise control, are accounted for under the equity method of accounting and are included in miscellaneous other assets in the consolidated statements of financial position. The Company's equity method investments align strategically and are integrated with the Company's operations. Accordingly, the Company's share of the net earnings or losses of the investee is included in income from operating investments, net within the consolidated statements of operations and comprehensive income. The Company evaluates its equity method investments for other than temporary impairment whenever events or changes in business circumstances indicate that the carrying amounts of such investments may not be fully recoverable. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period.

In 2021, the Company contributed its San Diego Shipyard business to a joint venture, Titan Acquisition Holdings, L.P. ("Titan"), in exchange for a 10% non-controlling interest, which was recorded under the equity method of accounting. In 2023, the Company sold its investment in Titan. For the year ended December 31, 2023, the Company received $63 million in proceeds and recognized an immaterial loss on sale.

Self-Insured Group Medical Insurance - The Company maintains a self-insured group medical insurance plan. The plan is designed to provide a specified level of coverage for employees and their dependents. Estimated liabilities for incurred but not paid claims utilize actuarial methods based on various assumptions, which include, but are not limited to, HII's historical loss experience and projected loss development factors. These liabilities are recorded in other current liabilities on the consolidated statements of financial position and are not material as of December 31, 2025 and 2024.

Self-Insured Workers' Compensation Plan - The Company's operations are subject to federal and state workers' compensation laws. The Company maintains self-insured workers' compensation plans and participates in federally administered second injury workers' compensation funds. The Company estimates the liability for claims and funding requirements on a discounted basis utilizing actuarial methods based on various assumptions, which include, but are not limited to, the Company's historical loss experience and projected loss development factors as compiled in an annual actuarial study. Self-insurance accruals include amounts related to liabilities for reported claims and an estimated accrual for claims incurred but not reported. The Company's workers' compensation liability was discounted at 4.09% and 4.58% as of December 31, 2025 and 2024, respectively. These discount rates were determined using a risk-free rate based on future payment streams. Workers' compensation benefit obligations on an undiscounted basis were $778 million and $780 million as of December 31, 2025 and 2024, respectively.

Litigation, Commitments, and Contingencies - Amounts associated with litigation, commitments, and contingencies are recorded as charges to earnings when management, after taking into consideration the facts and circumstances of each matter, including any settlement offers and projected loss or claim development factors, has determined it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Loan Receivable - The Company holds a loan receivable in connection with the financing of the sale of its previously owned Avondale Shipyard facility. The loan receivable is reported at amortized cost, net of loan discount, and approximates fair value. The current and non-current portions of the loan receivable are reported in prepaid expenses and other current assets and miscellaneous other assets on the consolidated statements of financial position, respectively. The loan receivable is not material for the years ended December 31, 2025 and 2024.

Interest income is recognized on an accrual basis using the effective yield method and reported within other, net on the consolidated statements of operations and comprehensive income and is not material for the years ended December 31, 2025, 2024, and 2023. The discount is accreted into income using the effective yield method over the estimated life of the loan receivable.

Retirement Related Benefit Plans - The Company accounts for its retirement related benefit plans on the accrual basis. The measurements of obligations, costs, assets, and liabilities require significant judgment. The costs of benefits provided by defined benefit pension plans are recorded in the period participating employees provide service. The costs of benefits provided by other postretirement benefit plans are recorded in the period participating employees attain full eligibility. The discount rate assumption is defined under GAAP as the rate at which a plan's obligation could be effectively settled. A discount rate is established for each of the retirement related benefit plans at its respective measurement date.

The expected return on plan assets component of retirement related costs is used to calculate net periodic expense, based on such factors as historical returns, targeted asset allocations, investment policy, duration, expected future long-term performance of individual asset classes, interest rates, inflation, portfolio volatility, investment management and administrative fees, and risk management strategies. Historical plan asset performance alone has inherent limitations in predicting future returns. While studies are helpful in understanding past and current trends and performance, the rate of return assumption is based more on long-term prospective views to avoid short-term market influences. Unless plan assets and benefit obligations are subject to re-measurement during the year, the expected return on plan assets is based on the fair value of plan assets at the beginning of the year.

The costs of plan amendments that provide benefits already earned by plan participants (prior service costs and credits) are deferred in accumulated other comprehensive loss and amortized over the expected future service period of active participants as of the date of amendment. Actuarial gains and losses arising from differences between assumptions and actual experience or changes in assumptions are deferred in accumulated other comprehensive loss. This unrecognized amount is amortized to the extent it exceeds 10% of the greater of the plan's benefit obligation or plan assets. The amortization period for actuarial gains and losses is the estimated remaining service life of the plan participants.

The Company recognizes the funded status of each retirement related benefit plan as an asset or liability in its consolidated statements of financial position. The funded status represents the difference between the plan's benefit obligation and the fair value of the plan's assets. Unrecognized deferred amounts, such as demographic or asset gains or losses and the impacts of plan amendments, are included in accumulated other comprehensive loss and amortized as described above.

Stock Compensation - The fair value of stock-based compensation is measured based on the closing market price of the Company's common stock on the grant date. Compensation expense for stock awards is measured based on the grant date fair value and recognized over the vesting period, generally three years. For purposes of measuring compensation expense, the number of shares ultimately expected to vest is estimated at each reporting date based on the Company's expectations regarding the relevant service or performance criteria.

3. ACCOUNTING STANDARDS UPDATES

Recently Adopted Guidance

There were no new Accounting Standards Updates ("ASU") adopted during the year ended December 31, 2025 that had a material impact on the Company's consolidated financial statements.

Accounting Guidance Issued But Not Adopted as of December 31, 2025

In November 2024, the Financial Accounting Standards Board ("FASB") issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The new guidance requires, among other things, tabular and qualitative disclosure of disaggregated expense information that is included in certain expense line items presented on the consolidated statement of operations. The new guidance also requires that the total amount and definition of selling expenses be disclosed. The new guidance is effective on a prospective basis for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption and retrospective application permitted. The Company is currently evaluating the impacts of the new guidance on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. Among other targeted improvements, the new guidance amends existing software cost capitalization guidance by removing all references to software project development stages and providing criteria that clarify the threshold for software cost capitalization to begin. The new guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The new guidance may be applied on a prospective basis, retrospective basis, or modified basis for in-process projects. The Company is currently evaluating the impacts of the new guidance on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The new standard establishes authoritative guidance for the recognition, measurement, and presentation of a grant received by a business entity from a government, including guidance for a grant related to an asset and a grant related to income. The new guidance also amends certain existing disclosure requirements for government assistance provided to business entities. The new guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods, with early adoption permitted. The new guidance may be applied on a modified prospective basis, modified retrospective basis, or full retrospective basis. The Company is currently evaluating the impacts of the new guidance on its consolidated financial statements.

Other accounting pronouncements issued but not effective until after December 31, 2025, are not expected to have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

4. ACQUISITIONS

In January 2025, the Company acquired substantially all of the assets of W International SC, LLC and Vivid Empire SC, LLC (collectively "W International"), a South Carolina-based complex metal fabricator specializing in the manufacture of shipbuilding structures, modules, and assemblies, for a purchase price of $132 million. The acquired manufacturing facility expands the Company's shipbuilding capacity and operates within the Newport News segment. The transaction closed using cash on hand and qualifies as a business combination under FASB Accounting Standards Codification ("ASC") Topic 805 – "Business Combinations."

The Company recognized $32 million of goodwill, which includes expected synergies and the value of W International's acquired workforce, all of which was allocated to the Newport News segment and is tax deductible. There have been no other changes to the Company's goodwill since December 31, 2024. See Note 11: Goodwill and Other Intangible Assets.

The assets, liabilities, and results of operations of W International are not material to the Company's consolidated financial position, results of operations, or cash flows.

5. STOCKHOLDERS' EQUITY

Common Stock - Changes in the number of Company outstanding shares for the year ended December 31, 2025, resulted from share activity under its stock compensation plans. See Note 18: Stock Compensation Plans.

Treasury Stock - In January 2024, the Company's board of directors authorized an increase in the Company's stock repurchase program from $3.2 billion to $3.8 billion and an extension of the term of the program to December 31, 2028. Repurchases are made from time to time at management's discretion in accordance with applicable federal securities laws. For the year ended December 31, 2025, the Company did not repurchase any shares. For the year ended December 31, 2024, the Company repurchased 607,841 shares at an aggregate cost of $163 million, including $1 million of accrued excise tax. For the year ended December 31, 2023, the Company repurchased 337,007 shares at an aggregate cost of $75 million. The cost of purchased shares is recorded as treasury stock in the consolidated statements of financial position.

Dividends - In November 2025, the Company's board of directors authorized an increase in the Company's quarterly cash dividend from $1.35 per share to $1.38 per share. In November 2024, the Company's board of directors authorized an increase in the Company's quarterly cash dividend from $1.30 per share to $1.35 per share. In November 2023, the Company's board of directors authorized an increase in the Company's quarterly cash dividend from $1.24 per share to $1.30 per share. The Company paid cash dividends totaling $213 million ($5.43 per share), $206 million ($5.25 per share), and $200 million ($5.02 per share) in the years ended December 31, 2025, 2024, and 2023, respectively.

Accumulated Other Comprehensive Loss - Other comprehensive income (loss) refers to gains and losses recorded as an element of stockholders' equity but excluded from net earnings. The accumulated other comprehensive loss was comprised of unamortized benefit plan costs of $53 million and $28 million as of December 31, 2025 and 2024, respectively.

The changes in accumulated other comprehensive loss by component for the years ended December 31, 2025, 2024, and 2023, were as follows:

($ in millions)	Benefit Plans	Total
Balance as of December 31, 2022	$ (599)	$ (599)
Other comprehensive income before reclassifications	221	221
Amounts reclassified from accumulated other comprehensive loss		
Amortization of prior service cost[1]	15	15
Amortization of net actuarial loss[1]	2	2
Tax expense for items of other comprehensive income	(61)	(61)
Net current period other comprehensive income	177	177
Balance as of December 31, 2023	(422)	(422)
Other comprehensive income before reclassifications	509	509
Amounts reclassified from accumulated other comprehensive loss		
Amortization of prior service cost[1]	14	14
Amortization of net actuarial loss[1]	5	5
Tax expense for items of other comprehensive income	(134)	(134)
Net current period other comprehensive income	394	394
Balance as of December 31, 2024	(28)	(28)
Other comprehensive loss before reclassifications	**(37)**	**(37)**
Amounts reclassified from accumulated other comprehensive loss		
Amortization of prior service cost[1]	**16**	**16**
Amortization of net actuarial gain[1]	**(12)**	**(12)**
Tax benefit for items of other comprehensive loss	**8**	**8**
Net current period other comprehensive loss	**(25)**	**(25)**
Balance as of December 31, 2025	**$ (53)**	**$ (53)**

[1] These accumulated comprehensive loss components are included in the computation of net periodic benefit cost. See Note 17: Employee Pension and Other Postretirement Benefits. The tax expense recorded in stockholders' equity for the amounts reclassified from accumulated other comprehensive loss for the years ended December 31, 2025, 2024, and 2023, was $1 million, $5 million, and $4 million, respectively.

6. EARNINGS PER SHARE

Basic and diluted earnings per common share were calculated as follows:

	Year Ended December 31		
(in millions, except per share amounts)	2025	2024	2023
Net earnings	$ 605	$ 550	$ 681
Weighted-average common shares outstanding	39.3	39.4	39.9
Net effect of dilutive stock options and awards	—	—	—
Dilutive weighted-average common shares outstanding	39.3	39.4	39.9
Earnings per share - basic	$ 15.39	$ 13.96	$ 17.07
Earnings per share - diluted	$ 15.39	$ 13.96	$ 17.07

The Company's calculation of diluted earnings per common share includes the dilutive effects of the assumed exercise of stock options and vesting of restricted stock based on the treasury stock method. Under the treasury stock method, the Company has excluded from the diluted share amounts presented above the effects of 0.4 million Restricted Performance Stock Rights ("RPSRs") and 0.1 million Restricted Stock Rights ("RSRs") for each of the years ended December 31, 2025 and 2024, and 0.4 million RPSRs for the year ended December 31, 2023.

7. REVENUE

The following is a description of principal activities from which the Company generates its revenues. For more detailed information regarding reportable segments, see Note 8: Segment Information. For more detailed information regarding the Company's accounting policy for revenue, see Note 2: Summary of Significant Accounting Policies.

U.S. Government Contracts

The Ingalls and Newport News segments generate revenue primarily from performance under multi-year contracts with the U.S. Government, generally the U.S. Navy and U.S. Coast Guard, or prime contractors to contracts with the U.S. Government, relating to the advance planning, design, construction, repair, maintenance, refueling, overhaul, or inactivation of nuclear-powered ships and non-nuclear ships. The period over which the Company performs may extend past five years. The Mission Technologies segment also generates the majority of its revenue from contracts with the U.S. Government, including U.S. Government agencies. The Company generally invoices and receives related payments based upon performance progress no less frequently than monthly.

Shipbuilding - For most of the Company's shipbuilding contracts, the customer contracts with the Company to provide a comprehensive service of designing, procuring long-lead-time materials, manufacturing, and integrating complex equipment and technologies into a single ship or project, often resulting in a single performance obligation. Contract modifications to account for changes in specifications and requirements are recognized when approved by the customer. In the majority of circumstances, modifications do not result in additional performance obligations that are distinct from the existing performance obligations in the contract, and the effects of the modifications are recognized as an adjustment to revenue on a cumulative catch-up basis. Alternatively, in instances in which the performance obligations in the modifications are deemed distinct, contract modifications are accounted for prospectively.

The Company's multi-year shipbuilding contracts with the U.S. Government are routinely modified as the result of unpriced change orders arising in the ordinary course of business. These anticipated changes are accounted for as contract modifications when the scope of the work has been approved and it is probable that the price will be approved. The Company recognizes variable consideration included in the transaction price for a modified contract to the extent the Company believes a significant reversal of revenue is not probable.

The Company considers incentive and award fees to be variable consideration and includes in the transaction price at inception the consideration to which the Company expects to be entitled under the terms and conditions of the contract, generally estimated using a most likely amount approach. Estimated revenues represent those amounts for which the Company believes a significant reversal of revenue is not probable.

The Company recognizes revenues related to shipbuilding contracts as it satisfies the related performance obligations over time using a cost-to-cost input method to measure performance progress, which best reflects the transfer of control to the customer.

Services - The Mission Technologies segment generates revenue primarily under U.S. Government contracts. Contracts generally are structured using either an Indefinite Delivery/Indefinite Quantity ("IDIQ") vehicle, under which orders are issued, or a standalone contract. Contracts may be fixed-price or cost-type, include variable consideration such as incentives and awards, and structured as task orders under an IDIQ contract vehicle or requirements contract vehicle. In either case, the Company generally performs services over a shorter duration and may continue to perform upon exercise of related period of performance options that are also shorter in duration. The Company's performance obligations vary in nature and may be stand-ready, in which case the Company responds to the customer's needs on the basis of its demand, a recurring service, typically recurring maintenance services, or a single performance obligation that does not comprise a series of distinct services.

In determining transaction price, the Company considers incentives and other contingencies to be variable consideration and includes in the initial transaction price the consideration to which the Company expects to be entitled under the terms and conditions of the contract, generally estimated using a most likely amount approach. Transaction price is limited to the extent of funding allotted by the customer and available for performance, and estimated revenues represent those amounts for which the Company believes a significant reversal of revenue is not probable. Where a series of distinct services has been identified, the Company generally allocates variable consideration to distinct time increments of service.

The Company generally recognizes revenue as it satisfies the related performance obligations over time using a cost-to-cost input method to measure performance progress, because, even when the Company has identified a series of services, its cost incurrence pattern generally is not ratable given the complex nature of the services the Company provides. Invoices are issued and related payments are received, on the basis of performance progress, no less frequently than monthly. In addition, many of the Company's U.S. Government services contracts are time and material arrangements. As a result, the Company often utilizes the practical expedient allowing the recognition of revenue in the amount the Company has a right to invoice, which corresponds with the value provided to the customer and to which the Company is entitled to payment for performance to date.

Non-U.S. Government Contracts

Revenues generated under commercial and state and local government agency contracts are primarily derived from the provision of nuclear and environmental services. Non-U.S. Government contracts typically are one or two years in duration.

In determining transaction price, the Company considers incentives and other contingencies to be variable consideration and includes in the initial transaction price the consideration to which the Company expects to be entitled under the terms and conditions of the contract, generally estimated using a most likely amount approach. In the context of variable consideration, the Company limits the transaction price to amounts for which the Company believes a significant reversal of revenue is not probable. Such amounts may relate to transaction price in excess of funding, a lack of history with the customer, a lack of history with the goods or services being provided, or other items.

Revenue generally is recognized over time given the terms and conditions of the related contracts. The Company generally utilizes a cost-to-cost input method to measure performance progress, which best reflects the transfer of control to the customer. The Company's non-U.S. Government contract portfolio is comprised of a large number of time and material arrangements. As a result, the Company often utilizes the practical expedient allowing the recognition of revenue in the amount the Company has a right to invoice, which corresponds with the value provided to the customer and to which the Company is entitled to payment for performance to date.

Disaggregation of Revenue

The following tables present revenues on a disaggregated basis, in a manner that reconciles with the Company's reportable segment disclosures, for the following categories: product versus service type, customer type, contract type, and major program. The Company believes that this level of disaggregation provides investors with information to evaluate the Company's financial performance and provides the Company with information to make capital allocation decisions in the most appropriate manner.

The following tables present revenues on a disaggregated basis:

($ in millions)	Ingalls		Newport News		Mission Technologies		Intersegment Eliminations		Total	
Year Ended December 31, 2025											
Revenue Type											
Product sales	$	2,597	$	5,397	$	139	$	—	$	8,133
Service revenues		469		1,109		2,773		—		4,351
Intersegment		12		1		132		(145)		—
Sales and service revenues	$	3,078	$	6,507	$	3,044	$	(145)	$	12,484
Customer Type											
Federal	$	3,066	$	6,505	$	2,899	$	—	$	12,470
Commercial		—		1		12		—		13
State and local government agencies		—		—		1		—		1
Intersegment		12		1		132		(145)		—
Sales and service revenues	$	3,078	$	6,507	$	3,044	$	(145)	$	12,484
Contract Type											
Firm fixed-price	$	17	$	5	$	411	$	—	$	433
Fixed-price incentive		2,581		3,122		4		—		5,707
Cost-type		468		3,379		2,350		—		6,197
Time and materials		—		—		147		—		147
Intersegment		12		1		132		(145)		—
Sales and service revenues	$	3,078	$	6,507	$	3,044	$	(145)	$	12,484

($ in millions)	Ingalls		Newport News		Mission Technologies		Intersegment Eliminations		Total	
Year Ended December 31, 2024											
Revenue Type											
Product sales	$	2,424	$	4,921	$	119	$	—	$	7,464
Service revenues		335		1,045		2,691		—		4,071
Intersegment		8		3		127		(138)		—
Sales and service revenues	$	2,767	$	5,969	$	2,937	$	(138)	$	11,535
Customer Type											
Federal	$	2,759	$	5,964	$	2,804	$	—	$	11,527
Commercial		—		2		5		—		7
State and local government agencies		—		—		1		—		1
Intersegment		8		3		127		(138)		—
Sales and service revenues	$	2,767	$	5,969	$	2,937	$	(138)	$	11,535
Contract Type											
Firm fixed-price	$	7	$	7	$	343	$	—	$	357
Fixed-price incentive		2,417		3,127		9		—		5,553
Cost-type		335		2,832		2,281		—		5,448
Time and materials		—		—		177		—		177
Intersegment		8		3		127		(138)		—
Sales and service revenues	$	2,767	$	5,969	$	2,937	$	(138)	$	11,535

($ in millions)	Ingalls	Newport News	Mission Technologies	Intersegment Eliminations	Total
Year Ended December 31, 2023					
Revenue Type					
Product sales	$ 2,495	$ 5,053	$ 116	$ —	$ 7,664
Service revenues	248	1,077	2,465	—	3,790
Intersegment	9	3	118	(130)	—
Sales and service revenues	$ 2,752	$ 6,133	$ 2,699	$ (130)	$ 11,454
Customer Type					
Federal	$ 2,743	$ 6,129	$ 2,558	$ —	$ 11,430
Commercial	—	1	22	—	23
State and local government agencies	—	—	1	—	1
Intersegment	9	3	118	(130)	—
Sales and service revenues	$ 2,752	$ 6,133	$ 2,699	$ (130)	$ 11,454
Contract Type					
Firm fixed-price	$ 2	$ 4	$ 322	$ —	$ 328
Fixed-price incentive	2,497	3,364	6	—	5,867
Cost-type	244	2,762	2,039	—	5,045
Time and materials	—	—	214	—	214
Intersegment	9	3	118	(130)	—
Sales and service revenues	$ 2,752	$ 6,133	$ 2,699	$ (130)	$ 11,454

($ in millions)	Year Ended December 31		
	2025	2024	2023
Major Programs			
Amphibious assault ships	$ 1,464	$ 1,426	$ 1,511
Surface combatants and coast guard cutters	1,596	1,330	1,225
Other	18	11	16
Total Ingalls	3,078	2,767	2,752
Aircraft carriers	3,390	3,239	3,374
Submarines	2,540	2,206	2,161
Other	577	524	598
Total Newport News	6,507	5,969	6,133
All-domain operations and warfare systems	2,011	1,957	1,717
Global security, unmanned systems, and other	1,033	980	982
Total Mission Technologies	3,044	2,937	2,699
Intersegment eliminations	(145)	(138)	(130)
Sales and service revenues	$ 12,484	$ 11,535	$ 11,454

As of December 31, 2025, the Company had $53.1 billion of remaining performance obligations. The Company expects to recognize approximately 21% of its remaining performance obligations as revenue through 2026, an additional 35% through 2028, and the balance thereafter.

Cumulative Catch-up Revenue Adjustments

The following table presents the effect of net cumulative catch-up revenue adjustments on operating income and diluted earnings per share:

	Year Ended December 31		
($ in millions, except per share amounts)	2025	2024	2023
Effect on operating income	$ (28)	$ (126)	$ 118
Effect on diluted earnings per share	$ (0.55)	$ (2.51)	$ 2.33

For each of the years ended December 31, 2025, 2024, and 2023, no individual favorable cumulative catch-up revenue adjustment was material to the Company's consolidated statements of operations and comprehensive income.

For the year ended December 31, 2025, cumulative catch-up revenue adjustments included an unfavorable adjustment of $71 million on the construction of *Enterprise* (CVN 80) and *Doris Miller* (CVN 81) at the Company's Newport News segment. For each of the years ended December 31, 2024 and 2023, no individual unfavorable cumulative catch-up revenue adjustment was material to the Company's consolidated statements of operations and comprehensive income.

The Company's Newport News segment continues to experience performance challenges in the construction of aircraft carriers and the *Virginia* class (SSN 774) submarine program. For the year ended December 31, 2025, cumulative catch-up revenue adjustments included significant unfavorable performance adjustments on the construction of aircraft carriers and *Virginia* class (SSN 774) submarines, which were offset by contract incentives.

Contract Balances

Contract assets include retention amounts, substantially all of which were under U.S. Government contracts, and were comprised of the following:

	December 31	
($ in millions)	2025	2024
Due from U.S. Government	$ 1,723	$ 1,638
Due from other customers	35	45
Total contract assets	$ 1,758	$ 1,683

The Company reports contract balances in a net contract asset or contract liability position on a contract-by-contract basis at the end of each reporting period. Net contract assets were comprised as follows:

	December 31	
($ in millions)	2025	2024
Contract assets	$ 1,758	$ 1,683
Contract liabilities	1,220	774
Net contract assets	$ 538	$ 909

The Company recognized revenue related to its prior year-end contract liabilities of $619 million, $938 million, and $690 million for the years ended December 31, 2025, 2024, and 2023, respectively.

8. SEGMENT INFORMATION

The Company is organized into three operating segments, which are also its reportable segments: Ingalls, Newport News, and Mission Technologies, consistent with HII's principal lines of business. Ingalls includes the Company's non-nuclear ship design, construction, repair, and maintenance businesses. Newport News includes all of the Company's nuclear ship design, construction, overhaul, refueling, and repair and maintenance businesses. The Mission Technologies segment provides a wide range of services and products, including command, control, computers, communications, cyber, intelligence, surveillance, and reconnaissance systems and operations; the application of artificial intelligence and machine learning to battlefield decisions; defense and offensive cyberspace strategies and electronic warfare; unmanned autonomous systems; live, virtual, and constructive training solutions; platform modernization; and critical nuclear operations.

The Company's operations are managed by senior executives reporting to the Company's President and Chief Executive Officer, the chief operating decision maker, who regularly reviews the reportable segments' operating results to assess performance and allocate resources.

The Company internally manages operations by reference to segment operating income, which is defined as operating income before the Operating FAS/CAS Adjustment and non-current state income taxes, neither of which affects contract performance. In evaluating operating performance, the chief operating decision maker looks primarily at changes in sales and service revenues, as well as segment operating income. This approach is consistent with the long-term life cycle of the Company's contracts, as management assesses the bidding of each contract by focusing on net sales and operating profit and monitors performance in a similar manner through contract completion.

The Operating FAS/CAS Adjustment represents the difference between the service cost component of the Company's pension and other postretirement benefit plan expense determined in accordance with GAAP ("FAS") and the Company's pension and other postretirement expense under CAS.

U.S. Government Sales - Revenues from the U.S. Government include revenues from contracts for which HII is the prime contractor, as well as contracts for which the Company is a subcontractor and the ultimate customer is the U.S. Government. The Company derived substantially all of its revenues from the U.S. Government for each of the years ended December 31, 2025, 2024, and 2023.

Assets - Substantially all of the Company's assets are located or maintained in the United States.

Results of Operations by Segment

The following tables present the Company's operating results by segment:

($ in millions)	Ingalls	Newport News	Mission Technologies	Intersegment Eliminations	Total
			Year Ended December 31, 2025		
Sales and Service Revenues					
Product sales	$ 2,597	$ 5,397	$ 139	$ —	$ 8,133
Service revenues	469	1,109	2,773	—	4,351
Intersegment	12	1	132	(145)	—
Total sales and service revenues	3,078	6,507	3,044	(145)	12,484
Segment Operating Income					
Income from operating investments, net	—	—	46	—	46
Other income and gains, net	—	1	2	—	3
Less:					
Cost of sales and service revenues					
Product	2,258	4,685	109	—	7,052
Service	409	931	2,472	—	3,812
Intersegment	12	1	132	(145)	—
Other segment items	166	560	226	—	952
Total segment operating income	$ 233	$ 331	$ 153	$ —	$ 717
Non-segment factors affecting operating income					
Operating FAS/CAS Adjustment					(35)
Non-current state income taxes					(25)
Total operating income					$ 657

($ in millions)		Ingalls		Newport News		Mission Technologies		Intersegment Eliminations		Total
				Year Ended December 31, 2024							
Sales and Service Revenues											
Product sales	$	2,424	$	4,921	$	119	$		—	$	7,464
Service revenues		335		1,045		2,691			—		4,071
Intersegment		8		3		127			(138)		—
Total sales and service revenues		2,767		5,969		2,937			(138)		11,535
Segment Operating Income											
Income from operating investments, net		1		—		48			—		49
Other income and gains, net		—		10		(1)			—		9
Less:											
Cost of sales and service revenues											
Product		2,070		4,276		102			—		6,448
Service		294		865		2,416			—		3,575
Intersegment		8		3		127			(138)		—
Other segment items		185		589		223			—		997
Total segment operating income	$	211	$	246	$	116	$		—	$	573
Non-segment factors affecting operating income											
Operating FAS/CAS Adjustment											(62)
Non-current state income taxes											24
Total operating income										$	535

($ in millions)		Ingalls		Newport News		Mission Technologies		Intersegment Eliminations		Total
				Year Ended December 31, 2023							
Sales and Service Revenues											
Product sales	$	2,495	$	5,053	$	116	$		—	$	7,664
Service revenues		248		1,077		2,465			—		3,790
Intersegment		9		3		118			(130)		—
Total sales and service revenues		2,752		6,133		2,699			(130)		11,454
Segment Operating Income											
Income from operating investments, net		—		—		37			—		37
Other income and gains, net		71		—		49			—		120
Less:											
Cost of sales and service revenues											
Product		2,031		4,254		121			—		6,406
Service		207		900		2,223			—		3,330
Intersegment		9		3		118			(130)		—
Other segment items		214		597		222			—		1,033
Total segment operating income	$	362	$	379	$	101	$		—	$	842
Non-segment factors affecting operating income											
Operating FAS/CAS Adjustment											(72)
Non-current state income taxes											11
Total operating income										$	781

Sales transactions between segments are generally recorded at cost.

Other segment items consist of general and administrative expenses.

Other Financial Information

The following tables present the Company's capital expenditures, as presented to the chief operating decision maker, and depreciation and amortization by segment:

	Year Ended December 31		
($ in millions)	2025	2024	2023
Capital Expenditures[1]			
Ingalls	$ 74	$ 60	$ 65
Newport News	303	268	196
Mission Technologies	13	18	11
Total segment capital expenditures	390	346	272
Corporate	6	7	6
Total capital expenditures	$ 396	$ 353	$ 278

[1] Net of grant proceeds for capital expenditures

	Year Ended December 31		
($ in millions)	2025	2024	2023
Depreciation and Amortization			
Ingalls	$ 81	$ 78	$ 76
Newport News	141	136	150
Mission Technologies	103	110	120
Total segment depreciation and amortization	325	324	346
Corporate	4	2	1
Total depreciation and amortization	$ 329	$ 326	$ 347

Asset information by segment is not disclosed because it is not a key measure of performance used by the chief operating decision maker.

9. ACCOUNTS RECEIVABLE

Accounts receivable, net were comprised of the following:

	December 31	
($ in millions)	2025	2024
Due from U.S. Government	$ 331	$ 210
Due from other customers	10	4
Total accounts receivable	341	214
Allowance for expected credit losses	(2)	(2)
Total accounts receivable, net	$ 339	$ 212

Substantially all amounts included in accounts receivable as of December 31, 2025, are expected to be collected in 2026.

10. INVENTORIED COSTS

Inventoried costs are principally associated with contracts for which the U.S. government is the primary customer. As a result, the Company does not believe it has significant exposure to recoverability risk related to inventoried costs.

Inventoried costs were comprised of the following:

($ in millions)	December 31			
	2025		2024	
Production costs of contracts in process	$	23	$	27
Raw material inventory		196		181
Total inventoried costs	$	219	$	208

11. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

In connection with the Company's annual goodwill impairment test as of October 31, 2025, management tested goodwill for each of its three reporting units with goodwill balances. Based on the annual goodwill impairment analysis, the Company determined that the estimated fair values of all reporting units exceeded by more than 10% their corresponding carrying values as of October 31, 2025.

As of both December 31, 2025 and 2024, accumulated goodwill impairment losses were $2,755 million, comprised of $1,568 million and $1,187 million at Ingalls and Newport News, respectively.

For the years ended December 31, 2025 and 2024, the carrying amounts of goodwill were as follows:

($ in millions)	Ingalls		Newport News		Mission Technologies		Total	
Balance as of December 31, 2023	$	175	$	721	$	1,722	$	2,618
Adjustments		—		—		—		—
Balance as of December 31, 2024		175		721		1,722		2,618
Acquisitions		—		32		—		32
Balance as of December 31, 2025	$	175	$	753	$	1,722	$	2,650

Other Intangible Assets

Net intangible assets consist primarily of amounts relating to acquired customer relationships and contract backlog within Mission Technologies, as well as nuclear-powered aircraft carrier and submarine program intangible assets within Newport News, with an aggregate weighted-average useful life of 28 years based on the long life cycle of the related programs. Amortization expense for the years ended December 31, 2025, 2024, and 2023, was $104 million, $109 million, and $128 million, respectively.

The Company expects amortization for currently recorded purchased intangible assets of $84 million in 2026, $62 million in 2027, $56 million in 2028, $50 million in 2029, and $41 million in 2030.

12. INCOME TAXES

Tax Reform - Public Law 119-21 (the "Act"), signed into law on July 4, 2025, provides for significant changes to the U.S. federal income tax law that impacts corporations, including making certain business deductions permanent, such as bonus depreciation, immediate expensing of domestic research and development ("R&D") expenditures, and providing an election to accelerate the deduction for the remaining unamortized domestic R&D expenditures capitalized during the 2022 through 2024 tax years. These unamortized expenditures can be deducted over one or two years. The Act contains other provisions that are not expected to have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

The Company's financial statements as of December 31, 2025 include the impact of the following significant items:

Domestic R&D expenditures: The Company recorded a current tax benefit of $115 million based on its intent to expense all current year domestic R&D expenditures and to accelerate the deduction for the remaining unamortized domestic R&D expenditures capitalized during the 2022 through 2024 tax years over a two-year period. This resulted in an increase of approximately $115 million to the Company's current income taxes receivable and a corresponding increase in its net deferred tax liability.

Bonus Depreciation: While the Company has not completed its analysis of all capital expenditures that may qualify for immediate expensing, the Company recorded an estimated current tax benefit of $16 million based on its intent to fully expense all qualified property acquired and placed into service after January 19, 2025. This resulted in an increase of approximately $16 million to the Company's current income taxes receivable and a corresponding increase in its net deferred tax liability.

The Company's earnings are primarily domestic, and its effective tax rate on earnings from operations for the year ended December 31, 2025, was 22.1%, compared with 14.5% and 20.2% for 2024 and 2023, respectively.

For the year ended December 31, 2025, the Company's effective tax rate differed from the statutory federal corporate income tax rate primarily as a result of a decrease in the estimated R&D tax credits for the prior period. For the years ended December 31, 2024 and 2023, the Company's effective tax rate differed from the statutory federal corporate income tax rate primarily as a result of R&D tax credits.

Non-current state income taxes include deferred state income taxes, which reflect the change in deferred state tax assets and liabilities and the tax expense or benefit associated with changes in state unrecognized tax benefits in the relevant period. These amounts are recorded within operating income. Current period state income tax expense is charged to contract costs and included in cost of sales and service revenues in segment operating income. For the years ended December 31, 2025, 2024, and 2023, state income taxes in Virginia make up the majority of the state income tax expense.

Federal and foreign income tax expense for the years ended December 31, 2025, 2024, and 2023, consisted of the following:

($ in millions)	Year Ended December 31		
	2025	2024	2023
Income Taxes on Operations			
Federal and foreign income taxes currently payable (receivable)	$ (5)	$ 193	$ 273
Change in deferred federal and foreign income taxes	177	(100)	(101)
Total federal and foreign income taxes	$ 172	$ 93	$ 172

Earnings and income tax from foreign operations are not material for any periods presented.

The following table reconciles the Company's actual income tax expense to income tax expense based on the statutory federal corporate income tax rate:

($ in millions)	Year Ended December 31					
	2025		2024		2023	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
U.S. federal statutory tax rate	$ 163	21.0 %	$ 135	21.0 %	$ 179	21.0 %
Foreign tax effects	—	— %	2	0.3 %	—	— %
Effect of cross-border tax laws	(1)	(0.2)%	(3)	(0.5)%	(1)	(0.1)%
Tax credits:						
Research and development tax credit	17	2.2 %	(49)	(7.6)%	(22)	(2.6)%
Other	(4)	(0.5)%	(2)	(0.3)%	(2)	(0.2)%
Nontaxable or nondeductible items	7	0.9 %	1	0.2 %	6	0.7 %
Changes in unrecognized tax benefits	—	— %	18	2.8 %	10	1.2 %
Interest accrual on tax refunds	(7)	(0.9)%	(8)	(1.2)%	(6)	(0.7)%
Other adjustments	(3)	(0.4)%	(1)	(0.2)%	8	0.9 %
Effective income tax rate	$ 172	22.1 %	$ 93	14.5 %	$ 172	20.2 %

Cash paid for income taxes (net of refunds) consisted of the following:

($ in millions)	December 31					
	2025		2024		2023	
Federal	$	70	$	182	$	273
State:						
Virginia		19		56		30
Other		7		17		26
Total state		26		73		56
Foreign		—		—		1
Cash paid for income taxes (net of refunds)	$	96	$	255	$	330

Unrecognized Tax Benefits - Unrecognized tax benefits represent the gross value of the Company's uncertain tax positions that have not been reflected in the consolidated statements of operations and comprehensive income. If the income tax benefits from federal tax positions are ultimately realized, such realization would affect the Company's income tax expense, while the realization of state tax benefits would be recorded in general and administrative expenses.

The changes in unrecognized tax benefits (exclusive of interest and penalties) for the years ended December 31, 2025, 2024, and 2023 are summarized in the following table:

($ in millions)	December 31					
	2025		2024		2023	
Unrecognized tax benefits at beginning of the year	$	110	$	98	$	90
Additions based on tax positions related to the current year		5		13		11
Additions based on tax positions related to prior years		1		4		—
Reductions based on tax positions related to prior years		(7)		—		—
Lapse of statute of limitations		(4)		(5)		(3)
Net change in unrecognized tax benefits		(5)		12		8
Unrecognized tax benefits at end of the year	$	105	$	110		98

Assuming sustainment of these positions, as of December 31, 2025, 2024, and 2023, the reversal of $86 million, $91 million, and $76 million, respectively, of the accrued amounts would favorably affect the Company's effective federal income tax rate in future periods.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. As a result of the unrecognized tax benefits noted above, income tax expense increased by $6 million in 2025 for interest and penalties, resulting in an interest and penalty liability of $20 million as of December 31, 2025. In 2024, income tax expense increased $5 million for interest, resulting in an interest liability of $14 million as of December 31, 2024. In 2023, income tax expense increased $4 million for interest, resulting in an interest liability of $9 million as of December 31, 2023.

The following table summarizes the tax years that are either currently under examination or remain open under the applicable statute of limitations and subject to examination by the major tax jurisdictions in which the Company operates:

Jurisdiction	Years		
United States - Federal[1]	2016	-	2024
Connecticut	2022	-	2024
Mississippi	2022	-	2024
Virginia	2022	-	2024

[1] Returns for the 2016, 2018, 2019, 2021, and 2022 tax years were filed under the Compliance Assurance Process ("CAP") program and accepted by the Internal Revenue Service ("IRS") with the exception of the R&D tax credit. The 2017 tax year was also filed under the CAP program and was accepted by the IRS with the exception of the manufacturing deduction and the R&D tax credit. The 2023 tax year was filed under the CAP program and accepted by the IRS with the exception of the R&D tax credit and capitalized R&D expenses. The statute of limitations for the 2020 and 2021 tax years has been extended to June 30, 2027.

IRS Audits - The Company was part of the IRS CAP program for the 2014 through 2023 tax years. Tax years through 2015 have been closed with the IRS. In calendar years 2020, 2021, and 2022, the Company filed refund claims for the R&D tax credit for tax years 2016-2019. Since these are refund claims, any adjustments to the amount claimed would not result in cash tax payments to the IRS. In addition, the Company has claimed R&D tax credits on its original filed returns since 2020. The status of the pending R&D tax credits is provided below.

2016-2019 claims and 2020-2021 credits - The Company reached an administrative resolution with the IRS on the 2016-2019 R&D tax credit refund claims and the R&D tax credit for the 2020-2021 tax years. After the IRS administrative review of the agreement is completed, it will be submitted to the Joint Committee on Taxation for approval.

2022-2023 credits - The IRS initiated audits for the 2022 and 2023 tax years, with minimal activity to date. The 2022 audit is limited to the R&D tax credit. The 2023 audit is limited to the R&D tax credit and capitalized R&D expenses.

The Company believes that its unrecognized tax benefits are adequate and will cover the expected impact of the agreement with the IRS. While the Company believes it has adequately provided for all unrecognized tax benefits, the Company might ultimately settle any disputed item for amounts greater than or less than the Company's accrued position. Accordingly, additional provisions for federal and state income tax related matters could be recorded in the future, and may be material, as revised estimates are made or the underlying matters are effectively settled or otherwise resolved.

Deferred Income Taxes - Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes. As described above, deferred tax assets and liabilities are calculated as of the balance sheet date using current tax laws and rates expected to be in effect when the deferred tax items reverse in future periods. Net deferred tax liabilities are classified as long-term deferred tax liabilities in the consolidated statements of financial position.

The tax effects of significant temporary differences and carry-forwards that resulted in year-end deferred tax balances, as presented in the consolidated statements of financial position, were as follows:

($ in millions)	December 31 2025	December 31 2024
Deferred Tax Assets		
Workers' compensation	$ 154	$ 150
Operating lease liabilities	71	67
Reserves not currently deductible for tax purposes	72	71
Stock compensation	9	8
Net operating losses, tax credit and other carry-forwards	30	33
Capitalized research and development expenses	152	315
Other	15	11
Gross deferred tax assets	503	655
Less valuation allowance	25	26
Net deferred tax assets	478	629
Deferred Tax Liabilities		
Depreciation and amortization	465	457
Contract accounting differences	57	47
Purchased intangibles	198	212
Operating lease assets	67	62
Retirement benefits	248	216
Other	15	13
Gross deferred tax liabilities	1,050	1,007
Total net deferred tax liabilities	$ (572)	$ (378)

As of December 31, 2025, the Company had state income tax credit carry-forwards of approximately $14 million, which expire from 2026 through 2028. A deferred tax asset of approximately $11 million (net of federal benefit) related to these state income tax credit carry-forwards has been recorded, with a valuation allowance of $7 million against such deferred tax asset as of December 31, 2025. State net operating loss carry-forwards are individually and cumulatively immaterial to the Company's deferred tax balances and expire from 2030 through 2044.

13. DEBT

The Company's long-term debt consisted of the following:

($ in millions)	December 31 2025	December 31 2024
Senior notes due May 1, 2025, 3.844%	$ —	$ 500
Senior notes due December 1, 2027, 3.483%	600	600
Senior notes due August 16, 2028, 2.043%	600	600
Senior notes due January 15, 2030, 5.353%	500	500
Senior notes due May 1, 2030, 4.200%	500	500
Senior notes due January 15, 2035, 5.749%	500	500
Gulf opportunity zone industrial development revenue bonds due December 1, 2028, 4.55%	21	21
Finance lease obligations	—	9
Less unamortized debt issuance costs	(21)	(27)
Total long-term debt	$ 2,700	$ 3,203
Less current portion	—	503
Long-term debt, net of current portion	$ 2,700	$ 2,700

Debt Facilities - In September 2024, the Company amended its existing $1.5 billion credit facility, increasing the capacity thereunder to $1.7 billion and extending the maturity date for five years from signing (the "Second Amended and Restated Revolving Credit Facility"). The Second Amended and Restated Revolving Credit Facility has a variable interest rate on outstanding borrowings based on the Secured Overnight Financing Rate ("SOFR") plus an interest spread, currently 1.475% based upon the Company's credit rating, which may vary between 1.225% and 2.100%. The commitment fee rate on the Second Amended and Restated Revolving Credit Facility as of December 31, 2025, was 0.200% and may vary between 0.125% and 0.300%. The Second Amended and Restated Revolving Credit Facility includes a letter of credit sub-facility of $300 million.

As of December 31, 2025, the Company had $11 million in issued but undrawn letters of credit and $1,689 million unutilized under the Second Amended and Restated Revolving Credit Facility. The Company had unamortized debt issuance costs associated with its debt facilities of $8 million and $10 million as of December 31, 2025 and 2024, respectively.

The Second Amended and Restated Revolving Credit Facility contains customary affirmative and negative covenants and events of default, as well as a financial covenant based on a maximum total leverage ratio.

In September 2024, the Company's borrowing capacity under its unsecured commercial paper note program increased from $1 billion to $1.7 billion. As of December 31, 2025, the Company had no outstanding debt under the commercial paper program.

Senior Notes - In May 2025, the Company repaid $500 million aggregate principal amount of its 3.844% senior notes upon their maturity. The repayment was funded using a combination of cash on hand and proceeds from the Company's commercial paper program.

In November 2024, the Company issued $500 million aggregate principal amount of 5.353% senior notes due 2030 and $500 million aggregate principal amount of 5.749% senior notes due 2035. The net proceeds from these senior notes were used for general corporate purposes, including debt repayment (which included repayment of its 3.844% senior notes due 2025 and commercial paper borrowings) and working capital.

The terms of the Company's senior notes limit the Company's ability and the ability of certain of its subsidiaries to create liens, enter into sale and leaseback transactions, sell assets, and effect consolidations or mergers. Interest on the senior notes is payable semiannually. The Company had unamortized debt issuance costs associated with the senior notes of $13 million and $17 million as of December 31, 2025 and 2024, respectively.

Interest on the Gulf Opportunity Zone Industrial Development Revenue Bonds is payable semiannually.

The agreements governing the Company's debt contain customary affirmative and negative covenants. The Company was in compliance with all debt covenants during the year ended December 31, 2025. Each of the Company's existing and future materially wholly owned domestic subsidiaries, except those that are specifically designated as unrestricted subsidiaries, are and will be guarantors under existing debt facilities, with the exception of the Gulf Opportunity Zone Industrial Development Revenue Bonds.

The estimated fair value of the Company's total long-term debt as of December 31, 2025, was $2,730 million. There was no current portion of long-term debt and no finance lease liabilities as of December 31, 2025. The estimated fair value of the Company's total long-term debt, including the current portion of long-term debt and excluding finance lease liabilities, as of December 31, 2024, was $3,110 million. The estimated fair value of the current portion of the Company's long-term debt, excluding finance lease liabilities, was $497 million as of December 31, 2024. The fair values of the Company's long-term debt were calculated based on recent trades of the Company's debt instruments in inactive markets, which fall within Level 2 under the fair value hierarchy.

As of December 31, 2025, the aggregate amounts of principal payments due on long-term debt within the next five years consisted of $600 million due in 2027, $621 million due in 2028, and $1 billion due in 2030.

14. INVESTIGATIONS, CLAIMS, AND LITIGATION

The Company is involved in legal proceedings before various courts and administrative agencies, and is periodically subject to government examinations, inquiries and investigations. The Company accrues for losses associated with legal proceedings when, and to the extent that, loss amounts related to the legal proceedings are probable and can be reasonably estimated. The actual losses that might be incurred to resolve such legal proceedings may be higher or lower than the amounts accrued. The Company also provides footnote disclosure for matters for which a material loss is reasonably possible but a reserve has not been accrued because the likelihood of a material loss is not probable.

Antitrust Complaint - In October 2023, a class action antitrust lawsuit was filed against the Company and other defendants in the U.S. District Court for the Eastern District of Virginia. The lawsuit names several HII companies, among other companies, as defendants. The named plaintiffs generally allege that the defendant companies have adhered to a "gentlemen's agreement" that prohibits any defendant from actively recruiting naval engineers from other defendants. The complaint seeks class certification, treble damages, and any other relief to which the plaintiffs are entitled. The District Court dismissed the lawsuit against all defendants in April 2024 on statute of limitations grounds without addressing the motions to dismiss filed by the defendants on other grounds. The Fourth Circuit Court of Appeals reversed the dismissal and remanded the case to the District Court for further proceedings. In November 2025, the District Court denied the defendants' remaining motions to dismiss the lawsuit. The Company cannot at this time predict or reasonably estimate the outcome of this matter.

Insurance Claims - In September 2020, the Company filed a complaint against 32 reinsurers in the Superior Court, State of Vermont, Franklin Unit, seeking a judgment declaring that the Company's business interruption and other losses associated with COVID-19 are covered by the Company's property insurance program. The Company also initiated arbitration proceedings against six other reinsurers seeking similar relief. In July 2021, the Vermont court granted the reinsurers' motion for judgment on the pleadings, which would have ended the Company's claim. The Company appealed the decision to the Vermont Supreme Court, which reversed and remanded the lower court's decision in September 2022, allowing the Company's claim to proceed. In 2025, the parties filed dispositive motions and await the court's decision. The Company cannot at this time predict the outcome of this matter.

In September 2021, the Company filed a complaint in the Superior Court of Delaware, seeking a judgment against certain insurers for breach of contract and breach of the implied covenant of good faith and fair dealing under three representations and warranties insurance policies purchased in connection with the Company's acquisition of Hydroid. The policies insured the Company against losses relating to the seller's breach of certain representations and warranties in the Hydroid acquisition agreement. In December 2023, the Company and the insurers settled the matter for a payment of $49.5 million to the Company, recognized in the Mission Technologies segment's other income and gains, net in the consolidated statements of operations and comprehensive income.

U.S. Government Investigations and Claims - Departments and agencies of the U.S. Government have the authority to investigate various transactions and operations of the Company, and the results of such investigations may lead to administrative, civil, or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory, treble, or other damages. U.S. Government regulations provide that certain findings against a contractor may also lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges. Any suspension or debarment would have a material effect on the Company because of its reliance on government contracts.

In 2024, the Company identified certain quality issues involving noncompliance with welding procedures at Newport News. The Company commenced an investigation and disclosed the matter to the U.S. Government. The Company continues to work with its U.S. Navy customer to evaluate the full extent of the matter and cannot at this time predict or reasonably estimate the ultimate outcome of this matter.

Asbestos Related Claims - HII and its predecessors-in-interest are defendants in a longstanding series of cases that have been and continue to be filed in various jurisdictions around the country, wherein former and current employees and various third parties allege exposure to asbestos containing materials while on or associated with HII premises or while working on vessels constructed or repaired by HII. In some instances, partial or full insurance coverage is available for the Company's liabilities. The costs to resolve cases during the years ended December 31, 2025, 2024, and 2023 were not material individually or in the aggregate. The Company's estimate of asbestos-related liabilities is subject to uncertainty because such liabilities are influenced by many variables that are inherently difficult to predict. Although the Company believes the ultimate resolution of current cases will not have a material effect on its consolidated financial position, results of operations, or cash flows, it cannot predict what new or revised claims or litigation might be asserted or what information might come to light and can, therefore, give no assurances regarding the ultimate outcome of asbestos related litigation.

Other Litigation - The Company and its predecessor-in-interest have been in litigation with the Bolivarian Republic of Venezuela (the "Republic") since 2002 over a contract for the repair, refurbishment, and modernization at Ingalls of two foreign-built frigates. Following an arbitration proceeding between the parties, in February 2018 the arbitral tribunal awarded the Company approximately $151 million on its claims and awarded the Republic approximately $22 million on its counterclaims. In November 2023, the Company sold its judgment against the Republic to a third party in exchange for an initial cash payment of $70.5 million, recognized in the Ingalls segment's other income and gains, net in the consolidated statements of operations and comprehensive income. The Company's consideration also includes a contingent participating interest in the final amount recovered.

Other - The Company is party to various other claims, arbitrations, investigations, and other legal proceedings that arise in the ordinary course of business, including U.S. Government investigations and claims that could result in administrative, civil, or criminal proceedings involving the Company. The Company is a contractor with the U.S. Government, and such proceedings can therefore include False Claims Act allegations against the Company. Based on the information available to the Company to date, the Company believes that the resolution of these other claims, legal proceedings, and investigations will not have a material effect on its consolidated financial position, results of operations, or cash flows. However, the Company cannot predict what new or revised claims, litigation, or other proceedings might be asserted or what information might come to light and can, therefore, give no assurances regarding the ultimate outcome of these matters.

15. LEASES

The Company leases certain land, warehouses, office space, and production, office, and technology equipment, among other items. Most equipment is leased on a short-term basis. Many land, warehouse, and office space leases include renewal terms that can extend the lease term. The exercise of lease renewal options is at the Company's sole discretion. The depreciable life of assets and leasehold improvements is generally limited by the expected lease term. The Company's lease agreements do not generally contain material residual value guarantees, material restrictive covenants, or purchase options. The Company's lease portfolio consists primarily of operating leases and an immaterial finance lease included in the consolidated financial statements. See Note 2: Summary of Significant Accounting Policies and Note 13: Debt.

The following table presents costs and other information related to the Company's leases:

($ in millions)	Year Ended December 31					
	2025		2024		2023	
Operating lease costs	$	72	$	72	$	67
Short-term operating lease costs	$	61	$	57	$	54
Variable operating lease costs	$	5	$	5	$	7
Operating cash flows from operating leases	$	(73)	$	(70)	$	(66)
Right-of-use assets obtained in exchange for new operating lease liabilities	$	91	$	41	$	80
Weighted-average remaining lease term (years) - operating leases	**8 years**		8 years		9 years	
Weighted-average discount rate - operating leases	**5.4 %**		5.2 %		5.0 %	

The undiscounted future non-cancellable lease payments under the Company's operating leases as of December 31, 2025, were as follows:

($ in millions)	December 31, 2025	
2026	$	71
2027		61
2028		48
2029		41
2030		34
Thereafter		95
Total lease payments		350
Less: Imputed interest		69
Present value of operating lease liabilities	$	281

Lease liabilities included in the Company's consolidated statements of financial position as of December 31, 2025 and 2024, were as follows:

($ in millions)	December 31			
	2025		2024	
Short-term operating lease liabilities	$	58	$	51
Long-term operating lease liabilities		223		205
Total operating lease liabilities	$	281	$	256

16. COMMITMENTS AND CONTINGENCIES

Contract Performance Contingencies - Contract profit margins may include estimates of revenues for matters on which the customer and the Company have not reached agreement, such as settlements in the process of negotiation, contract changes, claims, and requests for equitable adjustment for unanticipated contract costs. These estimates are based upon management's best assessment of the underlying causal events and circumstances and recognized to the extent of expected recovery based upon contractual entitlements and the probability of successful negotiation with the customer. The Company believes its outstanding customer settlements will be resolved without material impact to its financial position, results of operations, or cash flows.

Environmental Matters - The estimated costs to complete environmental remediation are accrued when it is probable that the Company will incur such costs in the future to address environmental conditions at currently or formerly owned or leased operating facilities, or at sites where it has been named a Potentially Responsible Party by the Environmental Protection Agency or similarly designated by another environmental agency, and the related costs can be reasonably estimated by management. When only a range of costs is established and no amount within the range is more probable than another, the minimum amount in the range is accrued. Environmental liabilities are recorded on an undiscounted basis and are expensed or capitalized as appropriate. Capitalized expenditures, if any, relate to long-lived improvements in currently operating facilities. The Company does not record insurance recoveries before collection is probable. As of December 31, 2025 and 2024, the Company did not have any accrued receivables related to insurance reimbursements or recoveries for environmental matters.

The Company's environmental liability accruals do not include any litigation costs related to environmental matters, nor do they include amounts recorded as asset retirement obligations. Management estimates that as of December 31, 2025, the probable estimable future cost for environmental remediation is not material. Although management cannot predict whether new information gained as remediation progresses or the Company incurs additional remediation obligations will materially affect the estimated liability accrued, management does not believe that future remediation expenditures will have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

Financial Arrangements - In the ordinary course of business, HII uses letters of credit issued by commercial banks to support certain leases, insurance policies, and contractual performance obligations, as well as surety bonds issued by insurance companies principally to support the Company's self-insured workers' compensation plans. As of December 31, 2025, the Company had $11 million in issued but undrawn letters of credit, as indicated in Note 13: Debt, and $368 million of surety bonds outstanding.

U.S. Government Claims - From time to time, the U.S. Government communicates to the Company potential claims, disallowed costs, and penalties concerning prior costs incurred by the Company with which the U.S. Government disagrees. When such preliminary findings are presented, the Company and U.S. Government representatives engage in discussions, from which the Company evaluates the merits of the claims and assesses the amounts being questioned. Although the Company believes that the resolution of any of these matters will not have a material effect on its consolidated financial position, results of operations, or cash flows, it cannot predict the ultimate outcome of these matters.

Other Matters - The Company previously disclosed an issue regarding the degree of corrosion of certain steel plates used to fabricate *Friedman* (NSC 11). During the second quarter of 2025, the Company reached an agreement with the customer to resolve the matter. The resolution of the matter did not have a material impact to the Company's consolidated financial position, results of operations, or cash flows.

Collective Bargaining Agreements - Of the Company's approximately 44,000 employees, 45% are covered by a total of 13 collective bargaining agreements. Newport News has three collective bargaining agreements covering represented employees, which expire in February 2030, December 2030, and April 2031. Ingalls has five collective bargaining agreements covering represented employees, all of which expire in March 2026. Mission Technologies has a total of 80 employees covered by five collective bargaining agreements, which expire in September 2026, December 2027, September 2028, and two that expire in August 2027.

Collective bargaining agreements generally expire after three to five years and are subject to renegotiation at that time. The Company believes its relationship with its employees is satisfactory.

Purchase Obligations - Periodically the Company enters into agreements to purchase goods or services that are enforceable and legally binding on the Company and specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. These obligations are primarily comprised of open purchase order commitments to vendors and subcontractors pertaining to funded contracts.

17. EMPLOYEE PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company provides eligible employees defined benefit pension plans, defined contribution benefit plans, and other postretirement benefit plans. Non-collectively bargained defined benefit pension plans accruing benefits under the traditional years of service and compensation formula were amended in 2009 to freeze future service accruals and were replaced with a cash balance benefit for all current non-collectively bargained employees. Except for the major collectively bargained plan at Ingalls, the Company's qualified defined benefit pension plans are frozen to new entrants. The Company's policy is to fund its qualified defined benefit pension plans at least to the minimum amounts required under U.S. Government regulations.

Defined benefit plan obligations are measured based on the present value of projected future benefit payments to participants for services rendered to date. The measurement of projected future benefits is dependent on the terms of each individual plan, demographics, and valuation assumptions. No assumption is made regarding any potential changes to the benefit provisions beyond those to which the Company is currently committed, for example under existing collective bargaining agreements.

The Company also sponsors 401(k) defined contribution pension plans in which most employees are eligible to participate. Company contributions for most defined contribution pension plans are based on the matching of employee contributions up to 4% of eligible compensation. In addition to the 401(k) defined contribution pension benefit formula, non-collectively bargained employees hired after June 30, 2008, and certain collectively bargained employees hired after July 10, 2017, are eligible to participate in a defined contribution benefit program in lieu of a defined benefit pension plan. The Company's contributions to the qualified defined contribution pension plans for the years ended December 31, 2025, 2024, and 2023, were $176 million, $166 million, and $158 million, respectively.

The Company also sponsors defined benefit and defined contribution pension plans to provide benefits in excess of the tax-qualified limits. The liabilities related to these plans as of December 31, 2025, were $204 million and $59 million, respectively, and as of December 31, 2024, were $189 million and $51 million, respectively. Grantor trust assets, primarily in the form of Level 1 marketable securities, are intended to fund certain of these obligations. The trusts' fair values supporting these liabilities as of December 31, 2025 and 2024, were $249 million and $233 million, respectively, of which $192 million and $179 million, respectively, were related to the non-qualified defined benefit pension plans.

The Company provides contributory postretirement health care and life insurance benefits to a predominantly closed group of eligible employees, retirees, and their qualifying dependents. Covered employees achieve eligibility to participate in these contributory plans upon retirement from active service if they meet specified age, years of service, and grandfathered requirements. Benefits are not guaranteed, and the Company reserves the right to amend or terminate coverage at any time. The Company's contributions for retiree health care benefits are subject to caps, which limit Company contributions when spending thresholds are reached.

The measurement date for all of the Company's retirement related plans is December 31. The costs of the Company's defined benefit pension plans and other postretirement benefit plans for the years ended December 31, 2025, 2024, and 2023, were as follows:

($ in millions)	Pension Benefits Year Ended December 31			Other Benefits Year Ended December 31		
	2025	2024	2023	2025	2024	2023
Components of net periodic benefit cost						
Service cost	$ 86	$ 109	$ 112	$ 4	$ 6	$ 6
Interest cost	336	321	343	19	19	21
Expected return on plan assets	(549)	(538)	(529)	—	—	—
Amortization of prior service cost (credit)	17	16	17	(1)	(2)	(2)
Amortization of net actuarial loss (gain)	1	18	17	(13)	(13)	(15)
Net periodic benefit (income) cost	$ (109)	$ (74)	$ (40)	$ 9	$ 10	$ 10

The funded status of these plans as of December 31, 2025 and 2024, was as follows:

($ in millions)	Pension Benefits December 31		Other Benefits December 31	
	2025	2024	2025	2024
Change in benefit obligation				
Benefit obligation at beginning of year	$ 5,791	$ 6,242	$ 333	$ 370
Service cost	86	109	4	6
Interest cost	336	321	19	19
Plan participants' contributions	5	5	9	9
Plan amendments	3	—	—	—
Actuarial loss (gain)	218	(499)	3	(26)
Benefits paid	(333)	(307)	(49)	(45)
Settlement	—	(80)	—	—
Benefit obligation at end of year	6,106	5,791	319	333
Change in plan assets				
Fair value of plan assets at beginning of year	7,024	6,873	—	—
Actual return on plan assets	736	514	—	—
Employer contributions	14	11	40	36
Plan participants' contributions	5	5	9	9
Benefits paid	(333)	(307)	(49)	(45)
Transfers	—	2	—	—
Settlement	—	(74)	—	—
Fair value of plan assets at end of year	7,446	7,024	—	—
Funded status	$ 1,340	$ 1,233	$ (319)	$ (333)
Amounts recognized in the consolidated statements of financial position:				
Pension plan assets	$ 1,544	$ 1,422	$ —	$ —
Current liability [1]	(49)	(47)	(119)	(124)
Non-current liability [2]	(155)	(142)	(200)	(209)
Accumulated other comprehensive loss (income) (pre-tax) related to:				
Prior service costs (credits)	108	122	(10)	(11)
Net actuarial loss (gain)	90	60	(103)	(119)

[1] Included in other current liabilities and current portion of postretirement plan liabilities for pension benefits and other benefits, respectively.

[2] Included in pension plan liabilities and other postretirement plan liabilities for pension benefits and other benefits, respectively.

In 2024, the Company offered a bulk lump sum window for participants not currently receiving benefits where the present value of the deferred benefit is less than $75 thousand. Approximately 3,900 participants received lump sum distributions of approximately $80 million. The transaction did not trigger settlement accounting under FASB ASC Topic 715 – "Compensation – Retirement Benefits."

The Projected Benefit Obligation ("PBO"), Accumulated Benefit Obligation ("ABO"), and asset values for the Company's qualified pension plans were $5,901 million, $5,714 million, and $7,446 million, respectively, as of December 31, 2025, and $5,602 million, $5,424 million, and $7,024 million, respectively, as of December 31, 2024. The PBO represents the present value of pension benefits earned through the end of the year, with allowance for future salary increases. The ABO is similar to the PBO, but does not provide for future salary increases.

The PBOs and fair values of plan assets for all qualified and non-qualified pension plans with PBOs in excess of plan assets were $204 million and zero, respectively, as of December 31, 2025, and $189 million and zero, respectively, as of December 31, 2024.

The ABOs for all qualified and non-qualified pension plans with ABOs in excess of plan assets were $192 million and $178 million as of December 31, 2025, and 2024, respectively. The ABOs for all pension plans were $5,906 million and $5,602 million as of December 31, 2025 and 2024, respectively.

The changes in amounts recorded in accumulated other comprehensive loss were as follows:

($ in millions)	Pension Benefits Year Ended December 31			Other Benefits Year Ended December 31		
	2025	2024	2023	2025	2024	2023
Prior service cost	$ (3)	$ —	$ —	$ —	$ —	$ —
Amortization of prior service cost (credit)	17	16	17	(1)	(2)	(2)
Net actuarial gain (loss)	(31)	475	202	(3)	26	19
Amortization of net actuarial loss (gain)	1	18	17	(13)	(13)	(15)
Other	—	9	—	—	(1)	—
Total changes in accumulated other comprehensive loss	$ (16)	$ 518	$ 236	$ (17)	$ 10	$ 2

The weighted average assumptions used to determine the net periodic benefit costs for each year ended December 31 were as follows:

	Pension Benefits		
	2025	2024	2023
Discount rate	5.98 %	5.28 %	5.47 %
Expected long-term rate on plan assets	8.00 %	8.00 %	8.00 %
Rate of compensation increase	3.76 %	3.63 %	3.63 %

	Other Benefits		
	2025	2024	2023
Discount rate	5.79 %	5.35 %	5.50 %
Initial health care cost trend rate assumed for next year	6.00 %	6.00 %	6.00 %
Gradually declining to a rate of	4.50 %	4.50 %	4.50 %
Year in which the rate reaches the ultimate rate	2030	2029	2028

The weighted average assumptions used to determine the benefit obligations as of December 31 of each year were as follows:

	Pension Benefits December 31		Other Benefits December 31	
	2025	2024	2025	2024
Discount rate	5.72 %	5.98 %	5.42 %	5.79 %
Weighted average interest crediting rate	3.57 %	3.54 %		
Rate of compensation increase	3.77 %	3.76 %		
Initial health care cost trend rate assumed for next year			6.50 %	6.00 %
Gradually declining to a rate of			4.50 %	4.50 %
Year in which the rate reaches the ultimate rate			2031	2030

Health Care Cost Trend Rate - The health care cost trend rate represents the annual rates of change in the cost of health care benefits based on estimates of health care inflation, changes in health care utilization or delivery patterns, technological advances, government mandated benefits, and other considerations. Using a combination of market expectations and economic projections as of December 31, 2025, the Company selected an expected initial health care cost trend rate of 6.50% and an ultimate health care cost trend rate of 4.50% to be reached in 2031. As of December 31, 2024, the Company assumed an expected initial health care cost trend rate of 6.00% and an ultimate health care cost trend rate of 4.50% to be reached in 2030.

The Employee Retirement Income Security Act of 1974 ("ERISA"), including amendments under pension relief legislation, defines the minimum amount the Company must contribute to its qualified defined benefit pension plans. In determining whether to make discretionary contributions to these plans above the minimum required amounts, the Company considers various factors, including attainment of the funded percentage needed to avoid benefit restrictions and other adverse consequences, minimum CAS funding requirements, and the current and anticipated future funding levels of each plan. The Company's contributions to its qualified defined benefit pension plans are affected by a number of factors, including published IRS interest rates, the actual return on plan assets, actuarial assumptions, and demographic experience. These factors and the Company's resulting contributions also impact the funded status of each plan. The Company made the following contributions to its defined benefit pension plans and other postretirement benefit plans for the years ended December 31, 2025, 2024, and 2023:

($ in millions)	Year Ended December 31		
	2025	2024	2023
Pension plans			
Discretionary			
Qualified	$ —	$ —	$ —
Non-qualified	14	11	12
Other benefit plans	40	36	32
Total contributions	$ 54	$ 47	$ 44

For the year ending December 31, 2026, the Company expects its cash contributions to its qualified defined benefit pension plans to be approximately $2 million, all of which will be discretionary. For the year ending December 31, 2026, the Company expects its cash contributions to its other postretirement benefit plans to be approximately $35 million.

The following table presents estimated future benefit payments, using the same assumptions used in determining the Company's benefit obligations, as of December 31, 2025. Benefit payments depend on future employment and compensation levels, years of service, and mortality. Changes in any of these factors could significantly affect these estimated amounts.

($ in millions)	Pension Benefits	Other Benefit Payments
2026	$ 366	$ 35
2027	384	34
2028	401	32
2029	415	31
2030	427	29
Years 2031 to 2035	$ 2,258	$ 124

Pension Plan Assets

Pension assets include public equities, government and corporate bonds, cash and cash equivalents, private real estate funds, private partnerships, hedge funds, and other assets. Plan assets are held in a master trust and overseen by the Company's Investment Committee. All assets are externally managed through a combination of active and passive strategies. Managers may only invest in the asset classes for which they have been appointed.

The Investment Committee is responsible for setting the policy that provides the framework for management of the plan assets. The Investment Committee set the minimum and maximum permitted values for each asset class in the Company's pension plan master trust for the year ended December 31, 2025, as follows:

	Range		
U.S. and international equities	25	-	35%
Fixed income securities	35	-	45%
Alternative investments	25	-	35%

The general objectives of the Company's pension asset strategy are to earn a rate of return over time to satisfy the benefit obligations of the plans, meet minimum ERISA funding requirements, and maintain sufficient liquidity to pay benefits and address other cash requirements within the master trust. Specific investment objectives include reducing the volatility of pension assets relative to benefit obligations, achieving a competitive total investment return, achieving diversification between and within asset classes, and managing other risks. Investment objectives for each asset class are determined based on specific risks and investment opportunities identified. Decisions regarding investment policies and asset allocations are made with the understanding of the historical and prospective return and risk characteristics of various asset classes, the effect of asset allocations on funded status, future Company contributions, and projected expenditures, including benefit payments. The Company updates its asset allocations periodically. The Company uses various analytics to determine the optimal asset mix and considers plan obligation characteristics, duration, liquidity characteristics, funding requirements, expected rates of return, regular rebalancing, and the distribution of returns. Actual allocations to each asset class could vary from target allocations due to periodic investment strategy changes, short-term market value fluctuations, the length of time it takes to fully implement investment allocation positions, such as real estate and other alternative investments, and the timing of benefit payments and Company contributions.

Taking into account the asset allocation ranges, the Company determines the specific allocation of the master trust's investments within various asset classes. The master trust utilizes select investment strategies, which are executed through separate account or fund structures with external investment managers who demonstrate experience and expertise in the appropriate asset classes and styles. The selection of investment managers is done with careful evaluation of all aspects of performance and risk, demonstrated fiduciary responsibility, investment management experience, and a review of investment manager policies and processes. Investment performance is monitored frequently against appropriate benchmarks and tracked to compliance guidelines with the assistance of third-party consultants and performance evaluation tools and metrics.

Plan assets are stated at fair value. The Company employs a variety of pricing sources to estimate the fair value of its pension plan assets, including independent pricing vendors, dealer or counterparty-supplied valuations, third-party appraisals, and appraisals prepared by the Company's investment managers or other experts.

Investments in equity securities, common and preferred, are valued at the last reported sales price when an active market exists. Securities for which official or last trade pricing on an active exchange is available are classified as Level 1. If closing prices are not available, securities are valued at the last trade price, if deemed reasonable, or a broker's quote in a non-active market, and are typically categorized as Level 2.

Investments in fixed-income securities are generally valued by independent pricing services or dealers who make markets in such securities. Pricing methods are based upon market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders, and fixed-income securities typically are categorized as Level 2.

Investments in collective trust funds and commingled funds that use Net Asset Values ("NAV") are valued based on the redemption price of units owned by the master trust, which is based on the current fair values of the fund assets, as reported by the investment manager.

Investments in hedge funds generally do not have readily available market quotations and are estimated at fair value, which primarily utilizes NAV or the equivalent, as a practical expedient, as reported by the investment manager. Hedge funds usually have restrictions on redemptions that might affect the ability to sell the investment at NAV in the short term.

Real estate funds are typically valued through updated independent third-party appraisals, which are adjusted for changes in cash flows, market conditions, property performance, and leasing status. Since real estate funds do not have readily available market quotations, they are generally valued at NAV or its equivalent, as a practical expedient, as reported by the asset manager. Redemptions from real estate funds are also subject to various restrictions.

Private partnership interests include debt and equity investments. These investments are valued based on NAVs or their equivalents, adjusted for capital calls and distributions, reported by the respective general partners. The terms of the partnerships range from seven to ten or more years, and investors do not have the option to redeem their interests in these partnerships. As of December 31, 2025, unfunded commitments to private partnerships were $422 million.

Management reviews independently appraised values, audited financial statements, and additional pricing information to evaluate the NAVs. For the limited group of investments for which market quotations are not readily available or for which the above valuation procedures are deemed not to reflect fair value, additional information is obtained from the investment manager and evaluated internally to determine whether any adjustments are required to reflect fair value.

The Company might be unable to quickly liquidate some assets at amounts close or equal to fair value in order to meet plan liquidity requirements or respond to specific events, such as the creditworthiness of any particular issuer or counterparty. Illiquid assets are generally long-term investments that complement the long-term nature of the Company's pension obligations and are generally not used to fund benefit payments in the short term. Management monitors liquidity risk on an ongoing basis and has procedures designed to maintain adequate liquidity for plan requirements.

The master trust has considerable investments in fixed income securities for which changes in the relevant interest rate of a particular instrument might result in the inability to secure similar returns upon the maturity or sale of the instrument. Changes in prevailing interest rates might result in an increase or decrease in fair value of the instrument. Investment managers are permitted to use interest rate swaps and other financial derivatives to manage interest rate and credit risks.

Counterparty risk is the risk that a counterparty to a financial instrument held by the master trust will default on its commitment. Counterparty risk is generally related to over-the-counter derivative instruments used to manage risk exposure to interest rates on long-term debt securities. Certain agreements with counterparties employ set-off agreements, collateral support arrangements, and other risk mitigation practices designed to reduce the net credit risk exposure in the event of a counterparty default. The Company has credit policies and processes that manage concentrations of risk by seeking to undertake transactions with large well-capitalized counterparties and by monitoring the creditworthiness of these counterparties.

Certain investments that are measured at fair value using NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy table. The total fair value of these investments is included in the table below to permit reconciliation of the fair value hierarchy to amounts presented in the funded status table above.

| ($ in millions) | December 31, 2025 | | | |
	Total	Level 1	Level 2	Level 3
Plan assets subject to leveling				
U.S. and international equities	$ 1,624	$ 1,624	$ —	$ —
Government and agency debt securities	1,154	—	1,154	—
Corporate and other debt securities	1,696	—	1,696	—
Group annuity contract	3	—	3	—
Cash and cash equivalents, net	8	8	—	—
Net plan assets subject to leveling	$ 4,485	$ 1,632	$ 2,853	$ —
Plan assets not subject to leveling				
U.S. and international equities[1]	810			
Corporate and other debt securities	277			
Real estate investments	376			
Private partnerships	962			
Hedge funds	422			
Cash and cash equivalents, net[2]	114			
Total plan assets not subject to leveling	2,961			
Net plan assets	$ 7,446			

[1] U.S. and international equity securities include investments in small, medium, and large capitalization stocks of public companies held in commingled trust funds.

[2] Cash and cash equivalents are liquid short-term investment funds and include net receivables and payables of the trust. These funds are available for immediate use to fund daily operations, execute investment policies, and serve as a temporary investment vehicle.

($ in millions)	December 31, 2024			
	Total	Level 1	Level 2	Level 3
Plan assets subject to leveling				
U.S. and international equities	$ 1,499	$ 1,499	$ —	$ —
Government and agency debt securities	777	—	777	—
Corporate and other debt securities	1,487	—	1,487	—
Group annuity contract	3	—	3	—
Cash and cash equivalents, net	21	21	—	—
Net plan assets subject to leveling	$ 3,787	$ 1,520	$ 2,267	$ —
Plan assets not subject to leveling				
U.S. and international equities[1]	1,199			
Corporate and other debt securities	242			
Real estate investments	469			
Private partnerships	926			
Hedge funds	275			
Cash and cash equivalents, net[2]	126			
Total plan assets not subject to leveling	3,237			
Net plan assets	$ 7,024			

[1] U.S. and international equity securities include investments in small, medium, and large capitalization stocks of public companies held in commingled trust funds.

[2] Cash and cash equivalents are liquid short-term investment funds and include net receivables and payables of the trust. These funds are available for immediate use to fund daily operations, execute investment policies, and serve as a temporary investment vehicle.

There was no activity attributable to Level 3 retirement plan assets during the years ended December 31, 2025 and 2024.

18. STOCK COMPENSATION PLANS

As of December 31, 2025, HII had stock-based compensation awards outstanding under the following plans: the Huntington Ingalls Industries, Inc. 2011 Long-Term Incentive Stock Plan (the "2011 Plan"), the Huntington Ingalls Industries, Inc. 2012 Long-Term Incentive Stock Plan (the "2012 Plan"), and the Huntington Ingalls Industries, Inc. 2022 Long-Term Incentive Stock Plan (the "2022 Plan").

Stock Compensation Plans

On March 1, 2022, the Company's board of directors adopted the 2022 Plan, subject to stockholder approval, and the Company's stockholders approved the 2022 Plan on May 3, 2022. Award grants made on or after May 3, 2022, were made under the 2022 Plan. Award grants made prior to May 3, 2022, were made under the 2011 Plan or the 2012 Plan. No future grants will be made under the 2011 Plan or the 2012 Plan.

The 2022 Plan permits awards of stock options, stock appreciation rights, and other stock awards. Stock awards, in the form of RPSRs and RSRs, are granted to employees and members of the board of directors without payment to the Company. The 2022 Plan authorized (i) 1.3 million new shares; plus (ii) any shares subject to outstanding awards under the 2012 Plan that were subsequently forfeited to the Company; plus (iii) any shares subject to outstanding awards under the 2012 Plan that were subsequently exchanged by the participant as full or partial payment to the Company in connection with any such award or exchanged by a participant or withheld by the Company to satisfy the tax withholding obligations related to any such award. As of December 31, 2025, the remaining aggregate number of shares of the Company's common stock authorized for issuance under the 2022 Plan was 0.9 million.

The 2011 Plan and 2012 Plan permitted awards of stock options and other stock awards. Stock awards, in the form of stock rights, were granted to members of the board of directors without payment to the Company.

Stock Awards

The Company issued the following stock awards in the years ended December 31, 2025, 2024, and 2023:

Restricted Performance Stock Rights - For the year ended December 31, 2025, the Company granted approximately 0.2 million RPSRs at a weighted average share price of $169.27. These rights are subject to cliff vesting on December 31, 2027. For the year ended December 31, 2024, the Company granted approximately 0.1 million RPSRs at a weighted average share price of $288.26. These rights are subject to cliff vesting on December 31, 2026. For the year ended December 31, 2023, the Company granted approximately 0.2 million RPSRs at a weighted average share price of $215.24. These rights were fully vested as of December 31, 2025. All of the RPSRs are subject to the achievement of performance-based targets at the end of the respective vesting periods and will ultimately vest between 0% and 200% of grant date value.

Compensation Restricted Stock Rights - For the year ended December 31, 2025, the Company granted approximately 0.1 million compensation RSRs at a weighted average share price of $170.99. For the year ended December 31, 2024, the Company granted approximately 0.1 million compensation RSRs at a weighted average share price of $287.38.These rights vest 33 1/3% upon each of the first, second, and third anniversaries of the grant date. No compensation RSRs were granted for the year ended December 31, 2023.

Retention Restricted Stock Rights - Retention stock awards are granted to key employees primarily to incentivize continued employment with the Company. In 2025, the Company granted approximately 2,700 retention RSRs at a weighted average share price of $227.70, with cliff vesting one to two years from the grant date. In 2024, the Company granted approximately 2,200 retention RSRs at a weighted average share price of $281.01, with cliff vesting one to three years from the grant date. In 2023, the Company granted approximately 9,500 retention RSRs at a weighted average share price of $213.37, with cliff vesting two to three years from the grant date. As of December 31, 2025, approximately 5,200 retention RSRs were outstanding.

The Company also received transfers of stock awards from employees in satisfaction of minimum tax withholding obligations associated with the vesting of stock awards during the period. The Company does not consider these transfers as treasury stock because the stock is not issued; rather, the award is surrendered in lieu of payments of cash to settle tax obligations.

Stock Rights and Stock Issuances - The Company granted stock rights to its non-employee directors on a quarterly basis in 2025, with each grant less than 10,000 shares. All stock rights granted to non-employee directors are fully vested on the grant date. If a non-employee director has met certain stock ownership requirements, the non-employee director may elect under the terms of the Amended and Restated Directors' Compensation Policy and Amended and Restated Board Deferred Compensation Policy to receive their annual equity award for the following calendar year in the form of either shares of the Company's common stock or stock units that are payable in the fifth calendar year after the year in which the annual equity award is earned, or, if earlier, upon termination of the director's board service.

Non-employee directors may also elect to receive their annual cash retainers in the form of stock units that become payable upon termination of the director's board service. Non-employee directors who elect to receive their annual cash retainers in the form of stock units and have met their stock ownership requirements may elect under the terms of the Amended and Restated Directors' Compensation Policy and Amended and Restated Board Deferred Compensation Policy to receive in the following calendar year either shares of the Company's common stock or stock units that are payable in the fifth calendar year after the year in which the stock units are earned, or, if earlier, upon termination of the director's board service.

Stock award activity for the years ended December 31, 2025, 2024, and 2023, was as follows:

	Stock Awards (in thousands)	Weighted-Average Grant Date Fair Value	Weighted Average Remaining Contractual Term
Outstanding as of December 31, 2022	506	$ 189.68	1.0 year
Granted	177	215.16	
Adjustment due to performance	32	224.35	
Vested	(155)	224.35	
Forfeited	(25)	178.68	
Outstanding as of December 31, 2023	535	189.98	1.0 year
Granted	174	286.14	
Adjustment due to performance	61	181.76	
Vested	(206)	181.76	
Forfeited	(14)	240.77	
Outstanding as of December 31, 2024	550	221.59	1.0 year
Granted	**316**	**172.05**	
Adjustment due to performance	**21**	**215.47**	
Vested	**(194)**	**215.47**	
Forfeited	**(30)**	**219.31**	
Outstanding as of December 31, 2025	**663**	**$ 199.43**	**1.0 year**

Vested awards include stock awards that fully vested during the year based on the level of achievement of the relevant performance goals. The performance goals for outstanding RPSRs granted in 2025, 2024, and 2023 were based on three metrics as defined in the grant agreements: earnings before interest, taxes, depreciation, amortization, and pension ("EBITDAP"), weighted at 40%, pension-adjusted return on invested capital, weighted at 40%, and relative EBITDAP growth, weighted at 20%. The Company's EBITDAP growth is measured against EBITDAP growth of the S&P Aerospace and Defense Select Index.

Compensation Expense

The Company recorded $54 million, $23 million, and $34 million of expense related to stock awards for the years ended December 31, 2025, 2024, and 2023, respectively. The Company recorded $12 million, $7 million, and $10 million as tax benefits related to stock awards for the years ended December 31, 2025, 2024, and 2023, respectively.

The Company recognized tax benefits for the years ended December 31, 2025, 2024, and 2023, of $8 million, $6 million, and $7 million, respectively, from the issuance of stock in settlement of stock awards.

Unrecognized Compensation Expense

As of December 31, 2025, the Company had $23 million of unrecognized compensation expense associated with RSRs granted in 2025 and 2024, which will be recognized over a weighted average period of 1.0 year, and $25 million of unrecognized expense associated with RPSRs granted in 2025 and 2024, which will be recognized over a weighted average period of 1.0 year.

19. SUBSIDIARY GUARANTORS

As described in Note 13: Debt, the Company issued senior notes through the consolidating parent company, HII. Performance of the Company's obligations under its senior notes outstanding as of December 31, 2025, including any repurchase obligations resulting from a change of control, is fully and unconditionally guaranteed, jointly and severally, on an unsecured basis, by each of HII's existing and future material domestic subsidiaries ("Subsidiary Guarantors"). The Subsidiary Guarantors are 100% owned by HII. Each HII subsidiary that did not provide a guarantee ("Non-Guarantors") is not material and HII, as the parent company issuer, did not have independent assets or operations. There are no significant restrictions on the ability of the parent company and the Subsidiary

Guarantors to obtain funds from their respective subsidiaries by dividend or loan, except those imposed by applicable law.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2025. Based on that evaluation, the Company's Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that, as of December 31, 2025, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in reports the Company files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to management to allow their timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the three months ended December 31, 2025, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management, with the participation of Company's Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), has conducted an assessment, including testing, using the criteria in *Internal Control – Integrated Framework* (*2013*), issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025, based on criteria in *Internal Control – Integrated Framework* (*2013*), issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of December 31, 2025, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8.

ITEM 9B. OTHER INFORMATION

Adoption or Termination of Trading Arrangements

During the quarter ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Directors

Information regarding our directors will be incorporated herein by reference to the Proxy Statement for our 2026 Annual Meeting of Stockholders, to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Information about our Executive Officers

Our executive officers as of February 5, 2026 are listed below, along with their ages, position currently held, and business experience during at least the last five years.

Name	Age	Position(s)
Christopher D. Kastner	62	President and Chief Executive Officer
Brian D. Blanchette	51	Executive Vice President and President, Ingalls Shipbuilding
Chad N. Boudreaux	52	Executive Vice President and Chief Legal Officer
Eric D. Chewning	48	Executive Vice President, Maritime Systems & Corporate Strategy
Edgar A. Green III	60	Executive Vice President and President, Mission Technologies
Edmond E. Hughes	62	Executive Vice President and Chief Human Resources Officer
Nicolas G. Schuck	52	Corporate Vice President, Controller and Chief Accounting Officer
Thomas E. Stiehle	60	Executive Vice President and Chief Financial Officer
Kara R. Wilkinson	51	Executive Vice President and President, Newport News Shipbuilding

Christopher D. Kastner, *President and Chief Executive Officer* – Mr. Kastner has served as President and Chief Executive Officer since March 2022. Prior to becoming CEO, he served as Executive Vice President and Chief Operating Officer from February 2021 to February 2022, and as Executive Vice President and Chief Financial Officer from March 2016 to February 2021. Mr. Kastner served as Corporate Vice President and General Manager, Corporate Development from August 2012 to March 2016, and as Vice President and Chief Financial Officer, Ingalls Shipbuilding, from March 2011 to August 2012. Prior to the spin-off, Mr. Kastner held various positions, including as Vice President, Business Management and Chief Financial Officer, Northrop Grumman Shipbuilding, Gulf Coast, and as Vice President, Contracts and Risk Management, Northrop Grumman Ship Systems.

Brian D. Blanchette, Executive Vice President and President, Ingalls Shipbuilding – Mr. Blanchette has served as Executive Vice President and President, Ingalls Shipbuilding since January 2025. He previously served as Vice President, Quality and Engineering for Ingalls Shipbuilding from July 2021 to December 2024. From February 2015 to July 2021, he served as Director of Technical and Design Engineering at Ingalls Shipbuilding. Mr. Blanchette began his career at Ingalls Shipbuilding in 1996 and has held various positions of increasing responsibility during his tenure in Engineering, Program Management and Business Development.

Chad N. Boudreaux, Executive Vice President and Chief Legal Officer – Mr. Boudreaux has served as Executive Vice President and Chief Legal Officer since April 2020. He joined the Company in 2011 as Corporate Vice President for Litigation, Investigations and Compliance and was named Chief Compliance Officer in 2013, serving in these roles until being named to his current position. Before joining the Company, Mr. Boudreaux practiced law at Baker Botts LLP, where he established the law firm's Global Security and Corporate Risk Counseling practice group. Prior to that, he held various high-ranking positions in the U.S. Government, including deputy chief of staff of the U.S. Department of Homeland Security and leadership positions at the U.S. Department of Justice.

Eric D. Chewning, Executive Vice President, Maritime Systems & Corporate Strategy – Mr. Chewning has served as Executive Vice President, Maritime Systems & Corporate Strategy since August 2025. From January 2023 to August 2025, he served as Executive Vice President, Strategy and Development. Before joining HII, Mr. Chewning co-led McKinsey & Company's Aerospace & Defense practice in the Americas from April 2020 to January 2023. From January 2019 to January 2020, Mr. Chewning served as the Chief of Staff to the U.S. Secretary of Defense. Mr. Chewning is a former U.S. Army military intelligence officer and previously worked as an investment banker with Morgan Stanley & Co.

Edgar A. Green III, Executive Vice President and President, Mission Technologies – Mr. Green has served as Executive Vice President and President, Mission Technologies since December 2016. Prior to that, from January 2015 to December 2016, he served as Corporate Vice President, Corporate Development. From January 2013 to January 2015, Mr. Green served as Vice President, Component Manufacturing, for Newport News Shipbuilding, and, from March 2011 to January 2013, as Corporate Vice President, Investor Relations. Mr. Green served as a U.S. Navy nuclear submarine officer on board USS Tecumseh (SSBN-628).

Edmond E. Hughes, Executive Vice President and Chief Human Resources Officer – Mr. Hughes has served as Executive Vice President and Chief Human Resources Officer since April 2022. From March 2006 until March 2022, he served as the Vice President of Human Resources and Administration for Ingalls Shipbuilding. Before joining Ingalls Shipbuilding, Mr. Hughes served in human resources roles of increasing responsibilities at General Motors and TRW Automotive.

Nicolas G. Schuck, Corporate Vice President, Controller and Chief Accounting Officer – Mr. Schuck has served as Corporate Vice President, Controller and Chief Accounting Officer since August 2015. Prior to that, he served as Assistant Controller at our Newport News Shipbuilding division and as Corporate Assistant Controller. Before joining HII, Mr. Schuck served as Director, Finance for ManTech International Corporation and previously worked in public accounting with PricewaterhouseCoopers and Arthur Andersen.

Thomas E. Stiehle, Executive Vice President and Chief Financial Officer – Mr. Stiehle has served as Executive Vice President and Chief Financial Officer since February 2021. Mr. Stiehle is responsible for the Company's business management functions, including investor relations, treasury, internal audit, contracts, accounting, financial reporting, planning and analysis, and rates and budgets. From October 2012 until he assumed his current role, he served as Vice President and Chief Financial Officer of Ingalls Shipbuilding and, prior to that, served as Vice President, Contracts and Pricing at Ingalls.

Kara R. Wilkinson, Executive Vice President and President, Newport News Shipbuilding – Ms. Wilkinson has served as Executive Vice President and President, Newport News Shipbuilding since January 2025. Prior to that, she served as Executive Vice President and President, Ingalls Shipbuilding, from April 2021 to December 2024. From May 2016 until April 2021, she served as Vice President of Program Management at Ingalls Shipbuilding. Prior to that, Ms. Wilkinson held various positions in Business Development and Engineering at Ingalls Shipbuilding after beginning her career at Ingalls Shipbuilding in 1996 as a naval architect.

Audit Committee Financial Expert

Information as to the Audit Committee and the Audit Committee Financial Expert will be incorporated herein by reference to the Proxy Statement for our 2026 Annual Meeting of Stockholders.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct for all of our employees, including the principal executive officer, principal financial officer, and principal accounting officer. The Code of Ethics and Business Conduct can be found on our internet website at HII.com under "Investors—Company—Corporate Governance." A copy of the Code of Ethics and Business Conduct is available to any stockholder who requests it by writing to: Huntington Ingalls Industries, Inc., c/o Office of the Secretary, 4101 Washington Avenue, Newport News, VA 23607. If we make any substantive amendments to the Code of Ethics and Business Conduct or grant any waivers to the Code of Ethics and Business Conduct, including any implicit waiver, to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we will disclose the nature of the amendment or waiver on our website.

References to our websites in this report are provided as a matter of convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, the website. Accordingly, such information should not be considered part of this report.

Insider Trading Policy

Information concerning our Insider Trading Policy, will be incorporated herein by reference to the Proxy Statement for our 2026 Annual Meeting of Stockholders.

Other Disclosures

Other disclosures required by this Item will be incorporated herein by reference to the Proxy Statement for our 2026 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive compensation (other than information related to pay-for-performance), including information concerning Compensation Committee interlocks, insider participation, and the Compensation Committee report, will be incorporated herein by reference to the Proxy Statement for our 2026 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information as to security ownership of certain beneficial owners and management and related stockholder matters will be incorporated herein by reference to the Proxy Statement for our 2026 Annual Meeting of Stockholders.

Equity Compensation Plan Information

The following table provides information regarding the equity securities available for issuance under our equity compensation plans as of December 31, 2025:

Equity Compensation Plan Information

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	662,541	$0.00	897,615
Equity compensation plans not approved by security holders[2]	—	—	—
Total	662,541	$0.00	897,615

[1] Includes grants made under the Huntington Ingalls Industries, Inc. 2022 Long-Term Incentive Stock Plan (the "2022 Plan"), which was approved by our stockholders on May 3, 2022, Huntington Ingalls Industries, Inc. 2012 Long-Term Incentive Stock Plan (the "2012 Plan"), which was approved by our stockholders on May 2, 2012, and the Huntington Ingalls Industries, Inc. 2011 Long-Term Incentive Stock Plan (the "2011 Plan"), which was approved by the sole stockholder of HII prior to its spin-off from Northrop Grumman Corporation. These shares were comprised of 21,651 stock rights granted under the 2011 Plan, 42,578 stock rights granted under the 2012 Plan, and 26,491 stock rights, 181,111 restricted stock rights, and 390,710 restricted performance stock rights granted under the 2022 Plan, assuming target performance achievement.

[2] No awards have been granted under plans not approved by security holders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information as to certain relationships and related transactions, and director independence will be incorporated herein by reference to the Proxy Statement for our 2026 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information as to principal accountant fees and services will be incorporated herein by reference to the Proxy Statement for our 2026 Annual Meeting of Stockholders.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   1. Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)

Financial Statements

Consolidated Statements of Operations and Comprehensive Income

Consolidated Statements of Financial Position

Consolidated Statements of Cash Flows

Consolidated Statements of Changes in Equity

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

All other schedules have been omitted because they are not applicable, not required, or the information has been otherwise supplied in the financial statements or notes to the financial statements.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	(Benefits)/Charges to Income	Other	Balance at End of Period
Year Ended December 31, 2023				
Valuation allowance for deferred tax assets	$ 28	$ 1	$ —	$ 29
Year Ended December 31, 2024				
Valuation allowance for deferred tax assets	29	(3)	—	26
Year Ended December 31, 2025				
Valuation allowance for deferred tax assets	**$ 26**	**$ (1)**	**$ —**	**$ 25**

3. Exhibits

2.1   Separation and Distribution Agreement, dated as of March 29, 2011, among Titan II Inc. (formerly Northrop Grumman Corporation), Northrop Grumman Corporation (formerly New P, Inc.), Huntington Ingalls Industries, Inc., Northrop Grumman Shipbuilding, Inc. and Northrop Grumman Systems Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 4, 2011).

3.1   Restated Certificate of Incorporation of Huntington Ingalls Industries, Inc., dated April 30, 2025 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 5, 2025, File No. 001-34910).

3.2   Restated Bylaws of Huntington Ingalls Industries, Inc., dated April 30, 2025 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on May 5, 2025, File No. 001-34910).

4.1   Indenture, dated as of December 1, 2017, by and among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on December 4, 2017).

4.2   First Supplemental Indenture, dated as of August 27, 2019, to the Indenture, dated as of December 1, 2017, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to Form 10-Q filed on November 7, 2019).

4.3	Second Supplemental Indenture, dated as of June 30, 2020, to the Indenture, dated as of December 1, 2017, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Form 10-K filed on February 11, 2021).
4.4	Third Supplemental Indenture, dated as of December 14, 2021, to the Indenture, dated as of December 1, 2017, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 to Form 10-K filed on February 10, 2022).
4.5	Indenture, dated March 30, 2020, by and among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on March 30, 2020).
4.6	First Supplemental Indenture, dated as of June 30, 2020, to the Indenture, dated as of March 30, 2020, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K filed on February 11, 2021).
4.7	Second Supplemental Indenture, dated as of December 14, 2021, to the Indenture, dated as of March 30, 2020, among Huntington Ingalls Industries, Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K filed on February 10, 2022).
4.8	Indenture, dated as of August 16, 2021, by and among Huntington Ingalls Industries, Inc., certain subsidiaries of Huntington Ingalls Industries, Inc., and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8–K filed on August 16, 2021).
4.9	First Supplemental Indenture, dated as of December 14, 2021, to the Indenture, dated as of August 16, 2021, by and among Huntington Ingalls Industries, Inc., certain subsidiaries of Huntington Ingalls Industries, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.9 to Form 10-K filed on February 10, 2022).
4.10	Description of Securities
4.11	Indenture, dated as November 18, 2024, among Huntington Ingalls Industries, Inc., the guarantors named therein and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed November 18, 2024).
4.12	First Supplemental Indenture, dated as of November 18, 2024, among Huntington Ingalls Industries, Inc., the guarantors named therein and U.S. Bank Trust Company, National Association, as trustee, relating to 5.353% Senior Notes due 2030 and 5.749% Senior Notes due 2035 (incorporated by reference to Exhibit 4.2 to Form 8-K filed November 18, 2024).
4.13	Form of 5.353% Senior Notes due 2030 (incorporated by reference to Exhibit 4.2 to Form 8-K filed November 18, 2024).
4.14	Form of 5.749% Senior Notes due 2035 (incorporated by reference to Exhibit 4.2 to Form 8-K filed November 18, 2024).
10.1	Form of Amended and Restated Indemnification Agreement and Schedule of directors and officers who have entered into such agreement (incorporated by reference to Exhibit 10.2 to Form 10-K filed on February 19, 2015, File No. 001-34910).
10.2	Intellectual Property License Agreement, dated as of March 29, 2011, between Northrop Grumman Systems Corporation and Northrop Grumman Shipbuilding, Inc. (incorporated by reference to Exhibit 10.4 to Form 8-K filed on April 4, 2011, File No. 001-34910).

10.3	Tax Matters Agreement, dated as of March 29, 2011, among Northrop Grumman Corporation (formerly New P, Inc.), Huntington Ingalls Industries, Inc. and Titan II Inc. (formerly Northrop Grumman Corporation) (incorporated by reference to Exhibit 10.5 to Form 8-K filed on April 4, 2011, File No. 001-34910).
10.4	Indenture of Trust, dated as of May 1, 1999, between the Mississippi Business Finance Corporation and the First National Bank of Chicago, as Trustee, relating to the Economic Development Revenue Bonds (Ingalls Shipbuilding, Inc. Project) Taxable Series 1999A due 2024 (incorporated by reference to Exhibit 10.7 to the Company's Amendment No. 1 to Registration Statement on Form 10 filed on November 24, 2010).
10.5	Loan Agreement, dated as of December 1, 2006, between Northrop Grumman Ship Systems, Inc. and the Mississippi Business Finance Corporation relating to the Gulf Opportunity Zone Industrial Development Revenue Bonds (Northrop Grumman Ship Systems, Inc. Project), Series 2006 due 2028 (incorporated by reference to Exhibit 10.8 to the Company's Amendment No. 1 to Registration Statement on Form 10 filed on November 24, 2010).
10.6	Trust Indenture, dated as of December 1, 2006, between the Mississippi Business Finance Corporation and The Bank of New York Trust Company, N.A., as Trustee, relating to the Gulf Opportunity Zone Industrial Development Revenue Bonds (Northrop Grumman Ship Systems, Inc. Project), Series 2006 due 2028 (incorporated by reference to Exhibit 10.9 to the Company's Amendment No. 1 to Registration Statement on Form 10 filed on November 24, 2010).
10.7	Guaranty Agreement, dated as of December 1, 2006, between Northrop Grumman Corporation and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.12 to the Company's Amendment No. 2 to Registration Statement on Form 10 filed on December 21, 2010).
10.8	Performance and Indemnity Agreement, dated as of March 30, 2011, between Huntington Ingalls Industries, Inc. and Titan II Inc. (formerly Northrop Grumman Corporation) relating to the Gulf Opportunity Zone Industrial Development Revenue Bonds (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2011).
10.9	Performance and Indemnity Agreement, dated as of March 30, 2011, between Huntington Ingalls Industries, Inc. and Titan II Inc. (formerly Northrop Grumman Corporation) relating to certain performance guarantees associated with certain U.S. Navy shipbuilding contracts (incorporated by reference to Exhibit 10.7 to Form 10-Q filed on May 11, 2011, File No. 001-34910).
10.10	Ingalls Guaranty Performance, Indemnity and Termination Agreement, dated as of March 29, 2011, among Huntington Ingalls Industries, Inc., Northrop Grumman Systems Corporation and Northrop Grumman Shipbuilding, Inc. (incorporated by reference to Exhibit 10.8 to Form 10-Q filed on May 11, 2011, File No. 001-34910).
10.11	Huntington Ingalls Industries Supplemental Plan 2 (incorporated by reference to Exhibit 10.16 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011) and Amendment to Appendix G to the plan.
10.12*	Second Amendment to Appendix G to Huntington Ingalls Industries Supplemental Plan 2-Officers Supplemental Executive Retirement Plan, as amended January 7, 2015 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 19, 2018, File No. 001-34910).
10.13*	Huntington Ingalls Industries ERISA Supplemental Plan (incorporated by reference to Exhibit 10.17 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).
10.14*	Severance Plan for Elected and Appointed Officers of Huntington Ingalls Industries, as amended and restated effective January 1, 2019 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on December 19, 2018, File No. 001-34910).
10.15*	Huntington Ingalls Industries Deferred Compensation Plan (incorporated by reference to Exhibit 10.19 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).

10.16*	Huntington Ingalls Industries Savings Excess Plan (incorporated by reference to Exhibit 10.20 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).
10.17*	First Amendment to the Huntington Ingalls Industries Savings Excess Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on August 3, 2017, File No. 001-34910).
10.18*	Huntington Ingalls Industries Officers Retirement Account Contribution Plan (incorporated by reference to Exhibit 10.21 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).
10.19*	HII Newport News Shipbuilding Inc. Retirement Benefit Restoration Plan (incorporated by reference to Exhibit 10.22 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).
10.20*	Huntington Ingalls Industries Electronic Systems Executive Pension Plan (incorporated by reference to Exhibit 10.23 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).
10.21*	Huntington Ingalls Industries, Inc. Special Officer Retiree Medical Plan (incorporated by reference to Exhibit 10.24 to the Company's Amendment No. 4 to Registration Statement on Form 10 filed on January 18, 2011).
10.22*	Huntington Ingalls Industries, Inc. 2011 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.25 to the Company's Amendment No. 8 to Registration Statement on Form 10 filed on March 15, 2011).
10.23*	Huntington Ingalls Industries, Inc. Annual Incentive Plan, as amended and restated December 13, 2018 (incorporated by reference to Exhibit 10.3 to Form 8-K filed on December 19, 2018, File No. 001-34910).
10.24*	Form of Award Certificate applicable to Non-Employee Director Stock Units Granted Under the 2011 and 2012 Long-Term Incentive Stock Plans (incorporated by reference to Exhibit 10.30 to Form 10-K filed on February 27, 2013, File No. 001-34910).
10.25*	Form of Award Certificate applicable to Restricted Performance Stock Rights Granted Under the 2011 and 2012 Long-Term Incentive Stock Plans (incorporated by reference to Exhibit 10.31 to Form 10-K filed on February 27, 2014, File No. 001-34910).
10.26*	Form of Award Certificate applicable to Restricted Stock Rights Granted Under the 2011 and 2012 Long-Term Incentive Stock Plans (incorporated by reference to Exhibit 10.32 to Form 10-K filed on February 27, 2014, File No. 001-34910).
10.27*	Form of Award Certificate applicable to Stock Options Granted Under the 2011 and 2012 Long-Term Incentive Stock Plans (incorporated by reference to Exhibit 10.33 to Form 10-K filed on February 27, 2014, File No. 001-34910).
10.28*	Huntington Ingalls Industries, Inc. 2012 Long-Term Incentive Stock Plan (incorporated by reference to Annex A to the Proxy Statement filed on April 3, 2012, File No. 001-34910).
10.29*	Performance-Based Compensation Policy of Huntington Ingalls Industries, Inc (incorporated by reference to Annex B to the Proxy Statement filed on April 3, 2012, File No. 001-34910).
10.30*	Huntington Ingalls Industries, Inc. 2022 Long-Term Incentive Stock Plan (incorporated herein by reference to Annex B to the Company's definitive proxy statement filed on March 21, 2022, File No. 001-34910).
10.31*	Terms and Conditions Applicable to Restricted Performance Stock Rights Granted Under the 2022 Long-Term Incentive Stock Plan, as amended (incorporated by reference to Exhibit 10.36 to Form 10-K filed on February 1, 2024, File No. 001-34910).

10.32*	Terms and Conditions Applicable to Ratable Vesting Restricted Stock Rights Granted Under the 2022 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.37 to Form 10-K filed on February 1, 2024, File No. 001-34910).
10.33*	Terms and Conditions Applicable to Cliff Vesting Restricted Stock Rights Granted Under the 2022 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.38 to Form 10-K filed on February 1, 2024, File No. 001-34910).
10.34*	Terms and Conditions Applicable to Non-Employee Director Stock Units Granted Under the 2022 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on November 2, 2023, File No. 001-34910).
10.35*	Terms and Conditions Applicable to Non-Employee Director Stock Grants Under the 2022 Long-Term Incentive Stock Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Form 10-Q filed on November 2, 2023, File No. 001-34910).
10.36*	Huntington Ingalls Industries, Inc. Amended and Restated Directors' Compensation Policy (incorporated by reference to Exhibit 10.41 to Form 10-K filed on February 1, 2024, File No. 001-34910).
10.37*	Huntington Ingalls Industries, Inc. Directors Compensation Policy--Amended and Restated Board Deferred Compensation Policy (incorporated by reference to Exhibit 10.42 to Form 10-K filed on February 9, 2023, File No. 001-34910).
10.38	Second Amended and Restated Credit Agreement, dated September 17, 2024, among the Company, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and an issuing bank and certain other issuing banks (incorporated by reference to Exhibit 10.1 to Form 8-K filed on September 17, 2024, File No. 001-34910).
10.39*	Huntington Ingalls Industries, Inc. Amended and Restated Directors' Compensation Policy, effective January 1, 2026.
19	Insider Trading Policy.
21.1	List of subsidiaries of Huntington Ingalls Industries, Inc.
22	List of subsidiary guarantors of registered securities of Huntington Ingalls Industries, Inc.
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of the Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certificate of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certificate of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Huntington Ingalls Industries, Inc. Compensation Recovery Policy (incorporated by reference to Exhibit 97 to Form 10-K filed on February 1, 2024, File No. 001-34910).

101	The following financial information for the company, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Operations and Comprehensive Income (Loss), (ii) the Consolidated Statements of Financial Position, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Changes in Equity, and (v) the Notes to Consolidated Financial Statements.
104	The cover page from the Company's Annual Report on form 10-K, formatted in Inline XBRL and contained in Exhibit 101.

*Indicates management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 5th day of February, 2026.

Huntington Ingalls Industries, Inc.

/s/ Christopher D. Kastner
Christopher D. Kastner
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Christopher D. Kastner Christopher D. Kastner	President, Chief Executive Officer and Director (Principal Executive Officer)	February 5, 2026
/s/ Thomas E. Stiehle Thomas E. Stiehle	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 5, 2026
/s/ Nicolas Schuck Nicolas Schuck	Corporate Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 5, 2026
/s/ Kirkland H. Donald Kirkland H. Donald	Chairman	February 5, 2026
/s/ Augustus L. Collins Augustus L. Collins	Director	February 5, 2026
/s/ Leo P. Denault Leo P. Denault	Director	February 5, 2026
/s/ Craig S. Faller Craig S. Faller	Director	February 5, 2026
/s/ Victoria D. Harker Victoria D. Harker	Director	February 5, 2026
/s/ Frank R. Jimenez Frank R. Jimenez	Director	February 5, 2026
/s/ Anastasia D. Kelly Anastasia D. Kelly	Director	February 5, 2026
/s/ Tracy B. McKibben Tracy B. McKibben	Director	February 5, 2026

/s/ Stephanie L. O'Sullivan		
Stephanie L. O'Sullivan	Director	February 5, 2026
/s/ Thomas C. Schievelbein		
Thomas C. Schievelbein	Director	February 5, 2026
/s/ Nick L. Stanage		
Nick L. Stanage	Director	February 5, 2026
/s/ John K. Welch		
John K. Welch	Director	February 5, 2026



Corporate Information

Corporate Headquarters

Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, VA 23607
Tel: 757-380-2000

Stock Exchange Listing

Huntington Ingalls Industries Common Stock
is listed on the New York Stock Exchange
Ticker Symbol: HII



HII
LISTED
NYSE

Transfer Agent/Stockholder Inquiries

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
(888) 665-9610
computershare.com/investor

Investor Relations

757-380-2104 or 757-380-7911
e-mail: investor.relations@hii-co.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
901 East Byrd Street
Suite 820
Richmond, VA 23219
Tel: 804-697-1500
Fax: 804-697-1825

For reporting complaints about Huntington Ingalls
Industries accounting, internal accounting controls or
auditing matters or any other concerns to the Board of
Directors or the Audit Committee, you may write to:

Board of Directors

Huntington Ingalls Industries, Inc.
c/o Tiffany McConnell King, Corporate Secretary
4101 Washington Avenue
Newport News, VA 23607
e-mail: ocs@hii-co.com

Use of Non-GAAP Financial Measures

This Annual Report contains non-GAAP (accounting principles generally accepted in the United States of America) financial measures, as defined by Securities and Exchange Commission Regulation G. While we believe these measures may be useful to investors and other users of our financial statements in evaluating our performance, they should be considered supplemental in nature and not in isolation or as a substitute for financial information presented in accordance with GAAP. Definitions and reconciliations for the non-GAAP financial measures contained in this Annual Report are provided below. These measures may not be comparable to similarly titled measures of other companies.

Segment operating income is defined as operating income for the relevant segment(s) before the Operating FAS/CAS Adjustment and non-current state income taxes.

Segment Operating Income Reconciliation

	Year Ended December 31	
($ in millions)	2025	2024
Sales and Service Revenues	**$12,484**	$11,535
Operating Income	**657**	535
Non-segment factors affecting operating income:		
Operating FAS/CAS adjustment	35	62
Non-current state income taxes	25	(24)
Segment Operating Income	**717**	573

Forward-Looking Statements

Statements in this Annual Report, other than statements of historical fact, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "guidance," "outlook," "predicts," "potential," "continue," and similar words or phrases or the negative of these words or phrases. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. Although we believe the expectations reflected in the forward-looking statements are reasonable when made, we cannot guarantee future results, levels of activity, performance, or achievements. There are a number of important factors that could cause our actual results to differ materially from the results anticipated by our forward-looking statements, which include, but are not limited to: our dependence on the U.S. government for substantially all of our business; significant delays or reductions in appropriations for our programs and/or changes in customer priorities and requirements (including government budgetary constraints, government shutdowns, shifts in defense spending, and changes in customer short-range and long-range plans); our ability to estimate our future contract costs, including cost increases due to inflation, labor challenges, changes in trade policy, or other factors and our efforts to recover or offset such costs and/or changes in estimated contract costs, and perform our contracts effectively; changes in business practices, procurement processes and government regulations and our ability to comply with such requirements; adverse economic conditions in the United States and globally; our level of indebtedness and ability to service our indebtedness; our ability to deliver our products and services at an affordable life cycle cost and compete within our markets; our ability to attract, retain, and train a qualified workforce; subcontractor and supplier performance and the availability and pricing of raw materials and components; our ability to execute our strategic plan, including with respect to share repurchases, dividends, capital expenditures, and strategic acquisitions; investigations, claims, disputes, enforcement actions, litigation (including criminal, civil, and administrative), and/or other legal proceedings, and improper conduct of employees, agents, subcontractors, suppliers, business partners, or joint ventures in which we participate, including the impact on our reputation or ability to do business; changes in key estimates and assumptions regarding our pension and retiree health care costs; security threats, including cyber security threats, and related disruptions; natural and environmental disasters and political instability; health epidemics, pandemics and similar outbreaks; and other risk factors discussed herein and in our other filings with the SEC. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business, and we undertake no obligation to update or revise any forward-looking statements. You should not place undue reliance on any forward-looking statements that we may make.

Our Annual Report on Form 10-K for the year ended December 31, 2025 forms a part of this 2025 Annual Report. If you would like an additional copy of our Form 10-K, you can access it through the Investor Relations page of our website (hii.com) or at the SEC website (sec.gov). The Form 10-K is also available free of charge by writing to us at: Office of the Corporate Secretary, Huntington Ingalls Industries, Inc., 4101 Washington Avenue, Newport News, Virginia 23607. Exhibits to the Form 10-K are also available if requested.

BOARD OF DIRECTORS

(As of February 1, 2026)



From top row left to right: Nick L. Stanage, Former Chairman, President, and Chief Executive Officer, Hexcel Corporation; Christopher D. Kastner, President and CEO, HII; Thomas C. Schievelbein, Former Chairman, President and CEO, The Brink's Company, Chair of Finance Committee; Craig S. Faller, Admiral, U.S. Navy (Ret.); John K. Welch, Retired President and CEO, Centrus Energy Corp., Chair of Governance and Policy Committee; Augustus L. Collins, CEO, MINACT, Inc., Major General, U.S. Army (Ret.); Frank R. Jimenez, General Counsel and Corporate Secretary, GE Healthcare Technologies; Victoria D. Harker, Former Executive Vice President and Chief Financial Officer, TEGNA Inc., Chair of Compensation Committee; Anastasia D. Kelly, Senior Advisor to the Chair and Executive Director of Client Relations, DLA Piper; Kirkland H. Donald, Chairman of the Board, HII, Admiral, U.S. Navy (Ret.); Stephanie O'Sullivan, Former Principal Deputy Director, Office of the Director of National Intelligence, Chair of Cybersecurity Committee; and Tracy B. McKibben, Founder and CEO, MAC Energy Group Companies.
Not pictured: Leo P. Denault, Former Chairman and CEO, Entergy Corporation, Chair of Audit Committee.

SENIOR EXECUTIVE TEAM AND ELECTED OFFICERS



Christopher D. Kastner
President and Chief Executive Officer



Brian Blanchette
Executive Vice President and President, Ingalls Shipbuilding



Chad Boudreaux
Executive Vice President and Chief Legal Officer



Eric D. Chewning
Executive Vice President, Maritime Systems & Corporate Strategy



Andy Green
Executive Vice President and President, Mission Technologies



Paul C. Harris
Executive Vice President and Chief Sustainability and Compliance Officer



Brooke Hart
Executive Vice President of Communications



Stewart Holmes
Executive Vice President, Government and Customer Relations



Edmond E. Hughes
Executive Vice President and Chief Human Resources Officer



Chris Soong
Executive Vice President and Chief Information Officer



Thomas E. Stiehle
Executive Vice President and Chief Financial Officer



Kari Wilkinson
Executive Vice President and President, Newport News Shipbuilding



Tiffany M. King
Corporate Vice President, Associate General Counsel



Stephen R. Powell
Corporate Vice President and Treasurer



Nicolas G. Schuck
Corporate Vice President, Controller and Chief Accounting Officer

Vision

Be the global leader in advancing national security and driving sustained value and opportunity for our customers, employees, shareholders, communities and suppliers, in accordance with our values.

Mission

To deliver the world's most powerful ships and all-domain solutions in service of the nation, creating the advantage for our customers to protect peace and freedom around the world.

Values

Integrity, Safety, Respect, Engagement, Responsibility and Performance

